UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. )*

TELECOM ARGENTINA S.A.
(Name of Issuer)

Class B Ordinary Shares
(Title of Class of Securities)

879273209
(CUSIP Number)

Antonino Cusimano Telecom Italia S.p.A. Piazza degli Affari, 2 20123 Milan - Italy +39 06 3688 1
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to: Jeffrey M. Oakes, Esq. Davis Polk & Wardwell LLP 99 Gresham Street London EC2V 7NG, United Kingdom Tel. No. + 44 20 7418 1386 October 13, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879273209
1	NAME OF REPORTING PERSONS Telecom Italia S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☒
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 36,832,4081
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 36,832,4081
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,832,408
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.35%
14	TYPE OF REPORTING PERSON HC, CO

1 Telecom Italia S.p.A., together with Telecom Italia International N.V., exercises its rights over the Shares (as defined in Item 1. below) indirectly through Sofora Telecomunicaciones S.A. and other subsidiaries. The exercise of certain rights in Sofora Telecomunicaciones S.A. is governed by the Shareholders’ Agreement (as defined in Item 4. below).

CUSIP No. 879273209
1	NAME OF REPORTING PERSONS Telecom Italia International N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☒
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 36,832,4082
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 36,832,4082
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,832,408
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.35%
14	TYPE OF REPORTING PERSON HC, CO

2 Telecom Italia International N.V., together with Telecom Italia S.p.A.,  exercises its rights over the Shares (as defined in Item 1. below) indirectly through Sofora Telecomunicaciones S.A. and other subsidiaries. The exercise of certain rights in Sofora Telecomunicaciones S.A. is governed by the Shareholders’ Agreement (as defined in Item 4. below).

CUSIP No. 879273209
1	NAME OF REPORTING PERSONS Sofora Telecomunicaciones S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☒
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,832,4083
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 36,832,4083
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,832,408
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.35%
14	TYPE OF REPORTING PERSON HC, CO

3 Sofora Telecomunicaciones S.A. exercises its rights over the Shares (as defined in Item 1. below) through its participation in Nortel Inversora S.A.

CUSIP No. 879273209
1	NAME OF REPORTING PERSONS Nortel Inversora S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☒
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,832,408
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 36,832,408
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,832,408
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.35%
14	TYPE OF REPORTING PERSON HC, CO

Item 1.  Security and Issuer

The class of equity securities to which this statement relates is the Class B shares, P$1.00 par value per share (the “Shares”), of Telecom Argentina S.A., an Argentinean corporation (the “Issuer”), a portion of which is represented by American Depositary Shares which are traded on the New York Stock Exchange (the “NYSE”).  The principal executive offices of the Issuer are located at Alicia Moreau de Justo 50, 10th floor, 1107 Buenos Aires, Argentina.

Item 2.  Identity and Background

The names of the persons filing this statement are Telecom Italia S.p.A., an Italian corporation (“TI”), Telecom Italia International N.V., a Dutch corporation (“TII”), Sofora Telecomunicaciones S.A., an Argentinean corporation (“Sofora”) and Nortel Inversora S.A., an Argentinean corporation (“Nortel”).

The address of the principal office of TI is Piazza degli Affari 2, 20123 Milan, Italy. The address of the principal office of TII is Strawinskylaan 1627, 1077 XX Amsterdam, The Netherlands. The address of the principal office of Sofora is Av. Eduardo Madero 900, 26th Floor, 1106 Buenos Aires, Argentina. The address of the principal office of Nortel is Alicia Moreau de Justo 50, 11th Floor, 1107 Buenos Aires, Argentina.

TI and its subsidiaries operate mainly in Europe, the Mediterranean Basin and South America. The TI group is engaged principally in the communications segment and, particularly, in the fixed and mobile national and international telecommunications segments, the television segment and the office products segment. TII, Sofora and Nortel are purely holding companies.

The name, business address, present principal occupation or employment, principal business address of such employer and citizenship of each director and executive officer of TI, TII, Sofora and Nortel is set forth on Schedule A.

During the last five years, except as described in the next paragraph, none of TI, TII, Sofora or Nortel and, to the best of their knowledge, none of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

In December 2008 TI received a notice of commencement of proceedings for administrative offenses under articles 21 and 25, paragraphs 2 and 4 of Italian Legislative Decree 231/2001. Such notice was received following the investigation, by the Public Prosecutor of Milan, of events involving former TI employees and consultants charged with a series of crimes, including – among others - the offense, under Legislative Decree 231/2001, of bribing public officials to obtain confidential information. In May 2010 TI agreed to pay a fine of Euro 400,000 pursuant to art. 63 of Legislative Decree 231/2001 (which provides for an administrative “plea bargaining” procedure). As a result of agreeing to pay the fine TI settled its position in this proceeding without denying or admitting the administrative offenses alleged in the notice referred to above and was dismissed as a defendant by the Milan Court.

Item 3.  Source and Amount of Funds or Other Consideration

The consideration for the transfer of Sofora shares representing an additional 8% of such shares under the Share Purchase Agreement (as defined below) was (i) $1, and (ii) the execution of certain agreements between the TI group and various entities of the Werthein group (the “Werthein Group”), including inter alia (a) the Amended and Restated Shareholders’ Agreement (as defined below), (b) a settlement agreement relating to certain previous disputes between such parties in relation to their interests in the Issuer, and (c) a certain call option agreement providing for call options in favor of TII over the remaining shares of Sofora, that were terminated upon completion of the Sofora Share Transfer (as defined below). Previously outstanding call options granted by the Werthein Group to TII were also terminated in connection with entering into these new arrangements.

Item 4.  Purpose of Transaction

On August 5, 2010 TII and certain entities of the Werthein Group (the “Sellers”) entered into a share purchase agreement (the “Share Purchase Agreement”) under which the Sellers agreed to sell 35,176,160 common shares of Sofora, representing 8% of its stock capital, to TII (the “Sofora Share Transfer”), subject to the satisfaction of certain conditions precedent, including the receipt of necessary regulatory approvals. Following receipt of the necessary regulatory approvals on October 13, 2010, the Sofora Share Transfer was completed and TII and TI jointly became the owners of 58% of the shares of Sofora (the “TI Control Event”), thereby acquiring the right to appoint the majority of directors in Sofora, Nortel and the Issuer, in accordance with the Shareholders’ Agreement, as defined below. A copy of the Share Purchase Agreement is attached hereto as Exhibit 2 and incorporated herein by reference.

On August 5, 2010 TI, TII and the Werthein Group, also entered into the 2010 Amended and Restated Shareholders’ Agreement (the “Amended and Restated Shareholders’ Agreement”), amending the 2003 Amended and Restated Shareholders’ Agreement previously in force among the parties and regulating certain matters as to the corporate governance of Sofora, Nortel and the Issuer. A copy of the Amended and Restated Shareholders’ Agreement is attached hereto as Exhibit 3 and incorporated herein by reference.

On October 13, 2010 TI, TII and the Werthein Group entered into an amendment to the Amended and Restated Shareholders’ Agreement (the “First Amendment to the Shareholders’ Agreement” and, together with the Amended and Restated Shareholders’ Agreement, the “Shareholders’ Agreement”), attached hereto as Exhibit 4, providing for certain required governance arrangements agreed with the Argentinean Antitrust Authority.

In accordance with the Shareholders’ Agreement, the Werthein Group and TI and TII have the following rights under the Shareholders’ Agreement.

Prior to the TI Control Event the Werthein Group had the right to appoint three out of six Board members and TI had the right to appoint the remaining three Board members of Sofora. Following the TI Control Event, TI may nominate five of the nine Board Members of Sofora. Decisions are to be made by the majority of directors present at each meeting. The Werthein Group also has the right to nominate the Chairman of the Internal Auditors Committee (Comisión Fiscalizadora) of Sofora.

With respect to Nortel, until the occurrence of the TI Control Event each of the Werthein Group and TI had the right to appoint two out of six Board members and the Werthein Group and TI had the right to jointly nominate the fifth director. The sixth director was to be nominated by the Class A and Class B preferred shareholders of Nortel, as long as they had such rights in accordance with the terms and conditions of issuance of the preferred shares (see Item 5(a) below). Following the TI Control Event TI may nominate four of the seven Board Members of Nortel. Decisions are to be made by the majority of directors present at each meeting. In case of a tie, the Chairman, nominated by TI, shall cast the deciding vote. The Werthein Group will nominate the Chairman of the Audit Committee (Comité de Auditoría) of Nortel.

With respect to the Issuer, as a general rule, Nortel has the right to appoint five directors and the minority shareholders have the right to nominate one director. Until the occurrence of the TI Control Event, three of the five Board members to be nominated by Nortel were to be appointed by TI and the remaining two by the Werthein Group. Following the TI Control Event, it is intended that the Issuer’s Board of Directors shall consist of seven members, six of which shall be nominated by Nortel.  TI has the right to appoint four of the six Nortel nominees. Decisions are to be made by the majority of directors present at each meeting. In case of a tie, the Chairman, nominated by TI, casts the deciding vote. The Werthein Group has the right to appoint the Chairman of the Audit Committee of the Issuer. The Shareholders’ Agreement also provides that the resolutions of the Audit Committee shall be taken by the unanimous vote of its members.

The Chairman of the Issuer’s Board of Directors (i) will be an Argentine professional of recognized reputation; and (ii) will not have been appointed as director or officer by any direct or indirect competitor of the Issuer in the Argentinean telecommunications market within the previous 12 months from his appointment.

On October 13, 2010, all the conditions precedent provided under the Share Purchase Agreement were satisfied, and the Sofora Share Transfer was completed. Accordingly, as of the date hereof, TI and TII jointly hold 58% of Sofora share capital and the Werthein Group holds 42% of the Sofora share capital. The consideration for the Sofora Share Transfer is described in Item 3. above. Following completion of the Sofora Share Transfer and due to the rights granted under the Shareholders’ Agreement, TI is deemed to indirectly control the Issuer.

The Shareholders’ Agreement also establishes a Steering Committee (Consejo de Dirección) for the Issuer, which will be composed of four members, of which two will be appointed by TI and two by the Werthein Group. The Steering Committee will be in charge of resolving matters concerning the Issuer’s business plan, annual budget and general employee compensation policy for the Issuer. The Steering Committee will validly resolve upon any matter with the affirmative vote of the majority of the members. If a matter is not approved by the majority of its members, the Board of Directors will resolve upon such matter.

In addition, in accordance with the First Amendment to the Shareholders’ Agreement, the functions of the Steering Committee of the Issuer have been extended and shall include the submission to the Steering Committee of (i) the marketing plans of any business unit of the Issuer and Telecom Personal S.A. (“TP”, a 99.99% Issuer owned Argentinean corporation, active in the provision of mobile telecommunications services) and bids to be presented in public tenders (licitaciones públicas), exceeding Argentinean Pesos $ 5 million, in order to determine that the same do not violate the Argentinean Antitrust law; (ii) quarterly, the commercial offers to customers launched by the Issuer and TP during the prior 3-month period, in order to assess if the same comply with the Argentinean Antitrust law; and (iii) the appointment of the officer of the Issuer and TP responsible for Marketing and the officer responsible for the landline business unit (Telefonia Fija) of the Issuer for its approval. Such officers shall be persons who, in the preceding 36 (thirty-six) months, did not serve as a board member or officer of any company established in Argentina which is directly or indirectly controlled by  Telefónica S.A.

Pursuant to the Shareholders’ Agreement, the meetings between the TI group and the Werthein Group, before any shareholders or Board of Directors meeting of Sofora, Nortel, the Issuer or any of its subsidiaries, that will deliberate on matters (i) to be submitted to the shareholders meeting or (ii) connected with the preferred shareholders of Nortel, remains substantially as set forth in the 2003 Amended and Restated Shareholders’ Agreement, but now excludes resolutions to be adopted by certain non-executive committees.  Two members appointed by TI and one member appointed by the Werthein Group will attend the prior meetings and the decisions will be taken through the affirmative vote of the majority of its members.

The Werthein Group will maintain certain veto rights upon matters, substantially as provided for in the 2003 Amended and Restated Shareholders’ Agreement, as follows:

(i)	the approval of any amendment to the by-laws, other than the amendments expressly set forth in the Shareholders’ Agreement;

(ii)	dividend policy;

(iii)	any capital increase or decrease, except for any capital increase or decrease connected to any possible debt restructuring;

(iv)	changing the location of the headquarter offices;

(v)	any acquisition of subsidiaries and/or creation of subsidiaries;

(vi)	the sale, transfer, assignment or any other disposition of all or substantially all of the assets or any of its subsidiaries of the Issuer;

(vii)	decisions relating to the establishment of joint ventures;

(viii)	constitution of any charges, liens, encumbrance, pledge or mortgage over assets, exceeding in the aggregate the amount of US$20,000,000;

(ix)	any change of external auditors, to be chosen among auditors of international reputation;

(x)
any related party transaction which is not carried out according to usual market conditions, exceeding the amount of US$5,000,000, with the exception of (i) any correspondent relationships, traffic agreement and/or roaming agreements with any national and/or international telecommunications carriers/operators, including the establishment, expansion or amendment of such correspondent relationships with any new telecommunications carriers; and (ii) any transaction connected with the debt restructuring;

(xi)	any extraordinary transaction involving the Issuer group, exceeding the amount of US$30,000,000, except for any operation not connected with the debt restructuring of the Issuer group; and

(xii)
any change to the rules of the Steering Committee, the Regulatory Compliance Committee or the Comité de Auditoría; and the creation, changes or dissolution of any committee of the Issuer group with similar functions.

Certain of these veto rights terminate if the Werthein Group’s shareholding in Sofora falls below 39% and terminate in their entirety if such share holding falls to 24% or below.

Additionally, pursuant to the Shareholders’ Agreement, the term in office of the members of the Board of Directors of the companies of the Issuer group shall be of three (3) years and the maximum number of the members of the Board of Directors of the Issuer shall be increased from nine (9) to eleven (11).

Except as set forth in this Statement, none of TI, TII, Sofora or Nortel has any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a)      Following completion of the Sofora Share Transfer, TI holds 142,903,150 shares and TII holds 112,124,010 shares of Sofora, representing an aggregate 58% of the Sofora shares. The Werthein Group owns the remaining 42% of the Sofora shares.

Sofora owns 5,330,400 ordinary shares of Nortel, representing 100% of the Nortel ordinary stock and 67.79% of the Nortel capital stock. The outstanding Class A preferred shares and the Class B preferred shares of Nortel represent respectively 13.51% and 18.70% of the capital stock of Nortel. The ordinary shares are the only class of full voting stock. In the event of certain payment defaults or breaches of covenants, the Nortel preferred shareholders may elect one director to the Nortel’s board of directors and obtain voting rights. Currently, the Class A preferred shareholders have the right to elect one member of Nortel’s board of directors and a general right to vote for all matters other than the election of all other board members, and Sofora therefore owns 83.38% of the voting stock of Nortel. The Class B preferred shares have no voting rights and the American Depositary Receipts representing them are listed on the NYSE. Sofora does not own any such Class B preferred shares.

In its turn, Nortel owns 502,034, 299 Class A ordinary shares of the Issuer (representing 100% of this class and 51% of the Issuer’s total capital stock) and 36,832,408 Class B ordinary shares of the Issuer (representing approximately 8.35% of this class and 3.74% of the Issuer’s total capital stock). In aggregate Nortel owns 538,866,707 ordinary shares, representing approximately 54.74% of the capital stock and of the voting power of the Issuer. A portion of the Class B ordinary shares of the Issuer are listed on the NYSE and trade in the form of American Depositary Receipts.

Except as set forth in this Item 5(a), none of TI, TII, Sofora, Nortel, and, to the best of its knowledge, any persons named in Schedule A hereto owns beneficially any Shares.

(b)      Nortel has sole power to vote and to dispose of the Shares.

(c)      Inapplicable.

(d)      Inapplicable.

(e)      Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As described in Item 4 above, the Shareholders’ Agreement regulates several corporate governance matters related to the Issuer group.

Except for the Shareholders’ Agreement, to the best knowledge of TI, TII, Sofora and Nortel there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.  Material to be Filed as Exhibits

Exhibit 1: Joint Filing Agreement dated as of October 22, 2010 between TI, TII, Sofora and Nortel.

Exhibit 2: Share Purchase Agreement dated as of August 5, 2010 between TII and the Werthein Group.

Exhibit 3: Amended and Restated Shareholders’ Agreement dated as of August 5, 2010 between TI, TII and the Werthein Group.

Exhibit 4: First Amendment to the Amended and Restated Shareholders’ Agreement dated as of October 13, 2010 between TI, TII and the Werthein Group.

Exhibit 5: Press Release dated as of October 14, 2010, issued by TI in relation to the Sofora Share Transfer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 22, 2010
Date

Signature

/s/ Antonino Cusimano
Antonino Cusimano General Counsel TELECOM ITALIA S.P.A.

October 22, 2010
Date

Signature

/s/ Francesco Saverio Lobianco
Francesco Saverio Lobianco Chief Executive Officer TELECOM ITALIA INTERNATIONAL N.V.

October 22, 2010
Date

Signature

/s/ Franco Livini
Franco Livini Chairman of the Board of Directors SOFORA COMUNICACIONES S.A.

October 22, 2010
Date

Signature

/s/ Franco Livini
Franco Livini Chairman of the Board of Directors NORTEL INVERSORA S.A

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the Shares of Telecom Argentina S.A., an Argentinean corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filing provided that, as contemplated by Section 13d-1(k)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this October 22, 2010.

This Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

October 22, 2010
Date

Signature

/s/ Antonino Cusimano
Antonino Cusimano General Counsel TELECOM ITALIA S.P.A.

October 22, 2010
Date

Signature

/s/ Francesco Saverio Lobianco
Francesco Saverio Lobianco Chief Executive Officer TELECOM ITALIA INTERNATIONAL N.V.

October 22, 2010
Date

Signature

/s/ Franco Livini
Franco Livini Chairman of the Board of Directors SOFORA TELECOMUNICACIONES S.A.

October 22, 2010
Date

Signature

/s/ Franco Livini
Franco Livini Chairman of the Board of Directors NORTEL INVERSORA S.A.

EXHIBIT 2

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement is entered into on August 5, 2010

BY AND AMONG

TELECOM ITALIA INTERNATIONAL N.V., a company duly organized and existing under the Laws of The Netherlands, with its registered office at 1627 Strawinskylaan, 1077 XX Amsterdam (the “Buyer”); on one side; and

W de Argentina - Inversiones S.L., a company duly organized and existing under the Laws of the Kingdom of Spain with its registered office at Calle Emilio Calzadilla no. 5, 3° Piso, Santa Cruz de Tenerife, Spain (the “Seller 1” or “Los W”);

WAI INVESTMENTS I LLC, a special purpose vehicle duly organized and existing under the laws of the State of Delaware, with its registered office at c/o The Corporation Trust Company, 1209 Orange Street, in the city of Wilmington, County of New Castle, 19801 (the “Seller 2” and together with the Seller 1, the “Sellers”);

Los W S.A., company duly organized and existing under the Laws of Argentina, the guarantor company of the Seller 1, with its registered offices at Avenida Madero 900, Buenos Aires, Argentina (“Los W Guarantor Company” or the “Guarantor 1”); and

Daniel Werthein, Adrian Werthein, Gerardo Werthein and Darío Werthein, (collectively, the “Los W Controlling Shareholders” or the “Guarantors 2” and, together with Los W Guarantor Company, or the “Guarantors”. The Guarantors and the Sellers are hereinafter collectively referred to as the “Los W Parties”), on the other side.

The Buyer, the Guarantors and the Sellers are referred to in this Agreement collectively as the “Parties” and individually as a “Party”.

PREMISES

(A)           WHEREAS, on the date hereof, the Buyer holds No. 76,947,850 and its controlling entity Telecom Italia S.p.A. (“TI”), holds No. 142,903,150 of common shares of Sofora Telecomunicaciones S.A. (“Sofora”) corresponding in aggregate to 50% of its share capital; and the Seller 1 directly or indirectly, holds 219,851,000 common shares of Sofora corresponding to 50% of its share capital.

(B)           WHEREAS, Sofora holds 100% of the ordinary share capital of Nortel Inversora S.A. (“Nortel”), corresponding to 67.78% of Nortel’s share capital on a fully diluted basis.  The preferred share capital of Nortel, corresponding to 32.22% of Nortel share capital on a fully diluted basis, is held by Class A preferred shareholders and Class B preferred shareholders owing, respectively, 13.52% and 18.70% of Nortel share capital on a fully diluted basis.  Nortel holds, in turn, 54.74% of the share capital of Telecom Argentina S.A. (“TA” and, together with Nortel, Sofora and its Subsidiaries, “Telecom Argentina Group”), which in turn holds approximately 99.9% of the share capital of Telecom Personal S.A.

(C)           WHEREAS, on September 9, 2003 the Buyer, the Seller 1, Los W Guarantor Company, and some members of the Werthein family ultimately controlling the Seller 1, entered into a shareholders’ agreement, subsequently amended and superseded by the Amended and Restated Shareholders’ Agreement entered into on December 19, 2003 by and among TI and the above mentioned parties, and subsequently adhered to by Darío Werthein (in replacement of Leo Werthein) on October 5, 2005, in connection with their respective participation in Sofora in connection with their respective participation in Sofora (the “SHA”).

(D)           WHEREAS, on September 9, 2003, the Buyer and the Seller 1 entered into a Call Option Agreement (“Prior Call Option Agreement”), under which the Buyer was granted by the Seller 1 with one-time irrevocable, unconditional and unrestricted options to acquire from the Seller 1 a number of shares representing 18% of Sofora’s share capital (“Prior Option A”), 30% of Sofora’s share capital (“Prior Option B”) and 2% of Sofora’s share capital (“Prior Option C”)

(E)           WHEREAS, the following acts (Notas), Resolutions and court orders have been issued (the “Judicial and Administrative Orders”):  (i) acts (Notas) No. 1004/08 and No. 2573/08 SECOM Nota 2574/08, SECOM Nota 2575/08, SECOM Nota 2578/08, issued by Secom in connection with Expediente S01:0200801/2003; (ii) Resolution No. 123/2008, Resolution No. 04/09 and Resolution No. 44/09 issued by the CNDC in connection with Expediente S01:0147971/2007 (DP 29); (iii) Resolution No. 64/09 issued by the CNDC in connection with Expediente S01:0199116/2009; (iv) Dictamen No. 744, Resolution No. 1/2010 and Resolution No. 30/2010 issued by the CNDC in connection with Expediente S01:0014652/2009 (Conc. 741); (v) Resolution No. 483/09 (which approved and included CNDC Dictamen No. 744), and Resolution No. 3/10 issued by the SCI in connection with Expediente S01:0014652/2009 (Conc. 741); (vi) Resolution No. 14/2010 issued by Secretaria de Politica Economica in connection with Expediente S01:0061933/2010; (vii) Resolution No. 82/2010 issued by Ministerio de Economia y Finanzas Publicas in connection with Expediente S01:0061933/2010; (viii) the court orders issued in the case “Grupo Dracma S.A. y otro vs. EN – SECOM – Nota 1004/08 (Expte. 34204/08)” and in the case “W de Argentina Inversiones SL c/ Telecom Italia S.p.A. y otros/ Medida Cautelar (Autónoma) (Expte 2429/09)”; (ix) the court orders issued in the case “W de Argentina Inversiones SL c/ Telecom Italia S.p.A. y otros/ Medida Cautelar” (Expte. Nº 5225/2010),” according to which (A) the board members of the companies of the Telecom Argentina Group designated on indication of TI and TII have been excluded from the their functions within the Board of Directors of such companies, and (B) the corporate book and shareholders register of each of Sofora, Nortel, TA and TP was placed in the custody of the Vice Chairman of such company, who, in each case, was designated by Los W; (x) acts (Notas) No. 1/09 issued by Secom in connection with Expediente S01: 0007534/2009 and No.1459/09 issued by Secom in connection with Expediente S01:0014652/2009 (Conc. 741); (xi) Resolution No. 78/2007 issued by CNDC in connection with Expediente S01: 0147971/2007 (DP 29), Resolutions No. 6/2009, No. 43/2009, No. 45/2009, No. 54/2009, No. 55/2009, No. 62/2009 issued by CNDC in connection with Expediente S01:0147971/2007 (DP 29), Resolutions No. 80/2009 and No. 81/2009 issued by CNDC in connection with Expediente S01:0199116/2009 (Inc. DP 29), Resolution No. 896/2009 issued by SCI in connection with Expediente S01:0014652/2009 (Conc. 741), Resolution No. 9/2010 issued by CNDC in connection with Expediente S01:0014652/2009 (Conc. 741), Resolutions No. 38/2010 and No. 44/2010 issued by CNDC in connection with Expediente S01:0014652/2009 (Conc. 741).

(F)           WHEREAS, the Los W Parties proposed to TI and the Buyer, and TI and the Buyer accepted, to terminate the Prior Call Option Agreement and enter into the New Call Option Agreement (as defined hereinafter), in consideration inter alia for the transfer from Los W Parties to the Buyer of a number of shares corresponding to 8% of Sofora’s current share capital or 100% of the Seller 2’s share capital at a price of one (1) US dollar.

(G)           WHEREAS, as a consequence, upon the terms and subject to the conditions set forth herein, the Parties wish to carry out and consummate, among others, the following transactions: (i) the settlement and dismissal with prejudice of certain disputes, and the granting of a reciprocal full release and discharge on any matter connected therewith, in accordance with the Settlement Agreement executed and effective on the date hereof (the “Settlement Agreement”); (ii) the amendment and restatement of the SHA pursuant to the Amended and Restated Shareholders Agreement, by and among the Parties, executed and effective on the date hereof (the “2010 Amended and Restated SHA”); (iii) the termination of the Prior Call Option Agreement and the entry into a new call option agreement, by and among the Parties, executed on the date hereof (the “New Call Option Agreement”), in each case, effective as of the date hereof; (iv) the transfer on the date hereof by Los W, free and clear of any Liens, of the New Option A Shares (as such term is defined in the New Call Option Agreement) to Newco A and of the New Option C Shares (as such term is defined in the New Call Option Agreement) to Newco C (collectively, the “Newcos Sofora Shares”) pursuant to the Contribution Agreements; (v) the transfer (the “8% Transfer”) by Newco A or Los W, as the case may be, to TII of a number of shares of (x) Sofora currently representing 8% of Sofora’s share capital, or (y) Newco A representing 100% of Newco A’s share capital, in all cases free and clear of any Liens  to be consummated on or prior to December 15, 2011, in accordance with the terms and conditions set forth in the Share Purchase Agreement entered into by and among, inter alia, TII, Newco A and the Los W Parties, executed and effective on the date hereof (the “SPA”); and (vi) in order to guarantee the Secured Obligations (as defined in the relevant Security Agreements) among others, (1) Newcos on the date hereof shall grant in favor of TII a first degree priority pledge on 100% of the New Option Shares (as such term is defined in the New Call Option Agreement) held by Newcos pursuant to the terms and conditions of certain stock pledge agreements dated as of the date hereof (the “Argentine Stock Pledges”), (2) Los W, in its capacity as sole and exclusive shareholder of Newcos, shall on the date hereof (I) grant in favor of TII a first degree priority pledge and security interest on the Escrowed Pledge Interests (as such term is defined in the Escrow Agreement) pursuant to the terms and conditions of the Newcos Interests Pledges, and (II) place the Escrowed Pledge Interests (as such term is defined in the Escrow Agreement) in escrow pursuant to the terms of the Escrow Agreement, by and among TI, TII, Newcos, the Los W Parties and the Escrow Agent (as defined in the Escrow Agreement), executed on the date hereof and effective on the date hereof  (the “Escrow Agreement”), and (3) Los W and the Newcos shall grant and deliver certain powers of attorney (the “Powers of Attorney”).

(H)           WHEREAS, in the framework of the abovementioned transactions, and upon terms and subject to the conditions set forth in this Agreement, the Sellers are willing to sell, transfer and assign to the Buyer, and the Buyer is willing to purchase from Seller 1 or Los W, for the consideration set forth hereinafter, directly or indirectly a number of common shares of Sofora that currently correspond, directly or indirectly, in aggregate to 8% of Sofora’s share capital, free and clear of any Lien, together with any associated rights, through (i) the transfer by the Seller 2 to the Buyer of 35,176,160 of common shares of Sofora currently representing 8% of Sofora’s share capital, free and clear of any Lien, together with any associated rights (the “8% Sofora Shares”), or alternatively at Buyer’s sole and absolute discretion, (ii) the transfer by the Seller 1 to the Buyer of shares and/or certificates representing 100% of the capital of the Seller 2 (the “Vehicle Shares”), free and clear of any Lien, together with any associated rights, with the subsequent transfer by the Seller 2 to the Seller 1 of 4,397,020 shares of Sofora currently representing 1% of the Sofora’s share capital the (the “1% Sofora Shares”).

NOW THEREFORE, in consideration of the above premises, which, together with any Schedule attached hereto, constitute an integral and substantial part of this Agreement, and intending to be legally bound the Parties agree as follows:

ARTICLE I

DEFINITIONS

1.1
In addition to the definitions provided throughout this Agreement and unless the context otherwise requires, the following terms, when capitalized, shall have the following meanings for the purposes of construing this Agreement:

-	“Affiliate” means any Person which directly or indirectly Controls, is Controlled by, or is under common Control with, another Person.

-	“Agreement” means this Agreement, including all Schedules and Exhibits hereto, as may be amended from time to time.

-	“2010 Amended and Restated SHA” shall have the meaning ascribed to such term in the recitals to this Agreement.

-	“Antitrust Approval” shall have the meaning ascribed to such term in Section 6.1 of this Agreement.

-	“Antitrust Authority” shall mean the competent authority under the Antitrust Law (currently the CNDC and the Secretary of Interior Commerce).

-
“Antitrust Law” shall mean as regards to the Republic of Argentina Law No. 25,156 (as amended), Decree No. 89/2001, Decree No. 396/2001, Resolution No. 40/2001 of the former Secretariat of Competition and Consumer Defense, Resolution No. 164/2001 of the former Secretariat of Competition, Deregulation and Consumer Defense, Resolution No. 26/2006 of the former Secretariat of Technical Coordination as amended and supplemented by any other law or regulation, administrative resolution and judicial decision addressing competition issues, including but not limited to the competition clearance of mergers, acquisitions or other business combinations.

-	“Argentina” means the Republic of Argentina.

-	“Argentine Companies Law” means Argentine Law No. 19,550, as amended.

-
“Business Day” means any calendar day other than Saturday and Sunday or bank holiday in New York, New York (United States of America), Milan (Italy), in Amsterdam (The Netherlands), Madrid (Spain) and Buenos Aires (Argentina).

-	“Closing” means the completion of the sale and purchase of the Transferred Shares or of the Vehicle Shares, as the case maybe, and the fulfilment of any obligations of the Parties related thereto.

-	“Closing Date” shall have the meaning set forth in Section 3.1 of this Agreement.

-	“Closing Notice” shall have the meaning ascribed to such term in Section 6.1.1 of this Agreement.

-	“CNDC” shall mean the Comisión Nacional de Defensa de la Competencia, the Argentine Antitrust Commission and its successor.

-	“Contribution Agreements” shall mean the Newco A Contribution Agreement and the Newco C Contribution Agreement.

-	“Consideration” has the meaning set forth in Section 2.1 of this Agreement.

-
“Control” means (i) the ownership, in the case of a corporation, of more than 50% of the shares of such corporation with voting rights or, in the case of any other Person, the ownership of a majority of the beneficial or voting interest of such Person, or (ii) the power, directly or indirectly, to direct the management of the controlled Person, whether through the ownership of voting securities, by contract or otherwise; and “Controlling” and “Controlled” shall have corresponding meanings. For greater certainty, an investment fund, directly or indirectly, managed by a Person, or any such Person’s Affiliates, shall be considered as controlled by such Person.

-	“Effective Date” shall mean the date hereof.

-
“Governmental Entity” shall mean any agency, bureau, board, commission, court, department, official, political subdivision, tribunal, administrative, judicial or legislative body or other regulatory or governmental authority or instrumentality, whether federal, state, municipal, national, provincial, domestic or foreign, and any stock exchange authority including without limitation the CNDC, SCI and Secom.

-	“Judicial and Administrative Orders” shall have the meaning ascribed to such term in the recitals to this Agreement.

-	“Law” means any applicable constitutional provision, statute or other law, rule, regulation, ordinance, or other binding action or requirement of any Governmental Entity.

-
“Lien” means any charge, mortgage, encumbrance, lease, option, lien, pledge, usufruct, trust, power of sale, retention of title, title defect, right of first refusal or other third party right or security interest of any kind, or an agreement, arrangement or obligation to create any of the foregoing (excluding any rights or obligations under the 2010 Amended and Restated SHA or the other Transaction Documents).

-	“Lifting Order” shall have the meaning ascribed to such term in Section 6.1 of this Agreement.

-
“Loss” shall mean any action, cost, damage, disbursement, expense, liability, loss, including loss of revenue or income, diminution in value, deficiency, penalty or settlement of any kind or nature, including but not limited to, interest or other carrying costs, penalties, legal, accounting and other professional fees and expenses incurred in the investigation, collection, prosecution and defense of claims and amounts paid in settlement, that may be imposed on or otherwise incurred or suffered by any specified Person.

-	“New Call Option Agreement” shall have the meaning ascribed to such term in the recitals of this Agreement.

-	“Newco A” shall mean WAI INVESTMENTS I, LLC, a limited liability company of which Seller 1 is the sole member, duly formed and existing under the Laws of the State of Delaware.

-	“Newco A Contribution Agreement” means the contribution agreement, by and between Los W and Newco A, executed on the date hereof.

-	“Newco C” shall mean WAI INVESTMENTS II, LLC, a limited liability company of which Los W is the sole member, duly formed and existing under the Laws of the State of Delaware.

-	“Newco C Contribution Agreement” means the contribution agreement, by and between Los W and Newco C, executed on the date hereof.

-	“Newcos” shall mean Newco A and Newco C collectively.

-	“Newcos Interests Pledges” shall mean the first priority pledges executed by Los W on the Escrowed Pledge Interests.

-
“Offer and Acceptance Letters” shall mean the irrevocable offer attaching this Agreement dated as of the date hereof delivered by Los W Parties to Buyer and the acceptance letter to be delivered by Buyer in the event of acceptance of such irrevocable offer.

-	“Order” means any decree, injunction, judgment, order, ruling or writ issued by a Governmental Entity.

-
“Person” means any individual, partnership, association, joint stock company, joint venture, corporation, trust, unincorporated organisation, limited liability company, government (or agency or political subdivision thereof), or other entity.

-	“Prior Call Option Agreement” has the meaning set forth in the recitals to this Agreement.

-	“Representatives” of a Person shall mean the officers, directors, managers, employees, attorneys, agents, advisors and representatives of such Person.

-	“SCI” shall mean the Secretaria de Comercio Interior, the Argentine Secretariat of Domestic Trade and its successor.

-	“Secom” means the Secretaria de Comunicaciones, the Argentine Secretariat of Telecommunications and its successor.

-	“Secom Approval” shall have the meaning ascribed to it in Section 6.1 of this Agreement.

-	“Security Agreements” shall mean shall mean collectively the Argentine Stock Pledges, the Newcos Interests Pledges, the Escrow Agreement and the Powers of Attorney.

-	“Settlement Agreement” shall have the meaning ascribed to such term in the recitals to this Agreement.

-	“TI” means Telecom Italia S.p.A.

-
“Transaction Documents” shall mean collectively this Agreement, the Settlement Agreement, the 2010 Amended and Restated SHA, the New Call Option Agreement, the Contribution Agreements, the Security Agreements, and any other ancillary agreement or instrument executed by any of Los W Parties, on the one hand, and TI and/or TII, on the other hand, in connection therewith.

-	“Transferred Shares” shall mean the 8% Sofora Shares and/or the Vehicle Shares, as applicable.

-	“USD” means United States’ Dollar, the lawful currency of the United States of America.

-	“Vehicle Shares” shall have the meaning ascribed to such term in the recitals to this Agreement.

-	“8% Sofora Shares” shall have the meaning ascribed to such term in the recitals to this Agreement.

-	“1% Sofora Shares” shall have the meaning ascribed to such term in the recitals to this Agreement.

1.2
All references in this Agreement to designated “Articles,” “Sections” or “Schedules” and other subdivisions are to the designated Articles, Sections or Schedules and other subdivisions of the body of this Agreement.

1.3
Pronouns of either gender or neuter shall include, as appropriate, the other pronoun forms and the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision.  The captions and headings herein are included for convenience of reference only, are not intended to define, limit or describe the scope or intent of any provision herein, and shall be ignored in the construction or interpretation of this Agreement.  All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning as defined in this Agreement. All references to “days” shall be to calendar days unless otherwise specified.  The definitions in this Agreement shall apply equally to both the singular and plural forms of the terms defined.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”, unless such phrase otherwise appears.  The words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.  Where specific language is used to clarify by example a general statement contained herein, such specific language shall not be deemed to modify, limit or restrict in any manner the construction of the general statement to which it relates.  The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict compliance shall be applied against any party.

1.4	All references in this Agreement to “the date hereof” or similar references shall mean the date on which this Agreement is executed by all the Parties.

1.5
Any references to any statute, law, regulation, treaty or protocol shall be deemed to include any amendments thereto from time to time or any successor statute, law, regulation, treaty or protocol thereof and includes the rules and regulations promulgated thereunder, as the same also may be amended from time to time.  Unless otherwise provided herein, references to any agreement shall mean such agreement as amended, restated, supplemented or otherwise modified from time to time.

ARTICLE II

ACQUISITION OF SOFORA SHARES

Subject to the terms and conditions of this Agreement:

2.1
(a) The Seller 2 hereby irrevocably agrees and undertakes to sell, transfer, assign and deliver the full title in and ownership of the 8% Sofora Shares, free and clear of any Lien, to the Buyer, or its assignees, as the case may be, at Closing; and (b) the Seller 1 hereby irrevocably agrees and undertakes to sell, transfer, assign and deliver the full title in and ownership of the Vehicle Shares, free and clear of any Lien, to the Buyer, or its assignees, as the case may be, at Closing, and to accept promptly thereafter from the Seller 2 for no monetary consideration  the 1% Sofora Shares; in both cases in consideration for (i) USD 1.00 (one dollar and no cents) and (ii) the entering into the Transaction Documents (the “Consideration”). For the avoidance of doubt, (i) the Sellers acknowledge and agree that the transfer of the Transferred Shares to Buyer shall only be considered perfected upon the Buyer receiving evidence satisfactory to its own discretion, of its registration as owner and holder of the 8% Sofora Shares or the Vehicle Shares, as the case may be, free and clear of any Lien in the stock ledger of Sofora or of the Seller 2, as the case may be, and (ii) the number of Transferred Shares shall be reduced by the number of New Option C Shares (as such term is defined in New Call Option Agreement) acquired by TII pursuant to the New Call Option Agreement.

2.2
The Buyer hereby irrevocably agrees and undertakes to purchase and acquire, alternatively and at its sole and absolute discretion, (a) from the Seller 2 full title in and ownership of the 8% Sofora Shares, free and clear of any Lien, at Closing, for the Consideration, or (b) from the Seller 1 full title in and ownership of the Vehicle Shares, free and clear of any Lien, at Closing, for the Consideration.  To that effect, Buyer shall notify in writing its election to the Sellers no later than 2 (two) Business Days prior to Closing.  In the event, the Buyer elects to purchase the Vehicle Shares from the Seller 1, the Buyer agrees to cause the Seller 2 to transfer to the Seller 1 the 1% Sofora Shares for no monetary consideration, promptly after, and subject to, the consummation of the transfer of the Vehicle Shares pursuant to this Agreement.

2.3
The transfer of the Transferred Shares shall include all rights attaching thereto at the Closing Date, including (without limitation) (a) all rights deriving from any irrevocable or revocable capital contribution made as of the date hereof; (b) all preemptive rights (if any) to suscribe newly issued shares; (c) all rights (if any) deriving from any capital increase; (d) all rights to accrued profits, including retained earnings or reserves not distributed, and (e) any and all voting rights or other political rights.

2.4
The provisions of this Agreement shall apply, to the full extent set forth herein, with respect to any and all of the shares of capital stock of Sofora or any successor or assign of Sofora (whether by merger, consolidation, sale of assets, business combination or otherwise) that may be issued in respect of, in exchange for, or in substitution of the 8% Sofora Shares and the terms of this Agreement shall be appropriately adjusted for any stock dividends, splits, reverse splits, combinations, recapitalizations, and the like occurring after the date hereof in respect of capital stock of Sofora. Nothing in this Agreement shall prevent Sofora from effecting any recapitalization, corporate reorganization, “corporate inversion” involving the creation of one or more holding companies and/or holding company subsidiaries, or similar transaction.

ARTICLE III

CLOSING

3.1
Subject to the terms and conditions set forth herein and to the fulfilment of the conditions precedent set forth in Article 6 hereinafter, the Closing shall take place at the office indicated by Buyer in the Closing Notice on the later of: (i) the date specified by the Buyer in the Closing Notice, it being understood and agreed that such date shall be no later than the fifth (5th) Business Day after the date of  the Closing Notice; or (ii) on such other date or time as the Sellers and the Buyer may hereafter agree in writing (the “Closing Date”).

3.2
Actions at Closing.  At the Closing, the following actions shall take place, being understood that all proceedings to be taken and all documents to be executed and delivered by the Parties at the Closing shall be deemed to have been taken and executed simultaneously, and no such proceedings shall be deemed taken nor any such documents deemed executed or delivered until all have been taken, executed and delivered.

(a)
the Sellers shall, and shall cause any holder of the Vehicle Shares, to as applicable, (a) assign, transfer and deliver in the name of and transfer to the Buyer, on behalf of the Seller 2, the 8% Sofora Shares, or (b) if elected by Buyer, endorse in the name of and transfer to the Buyer, on behalf of the Seller 1, the Vehicle Shares;

(b)	the Sellers shall, deliver or procure to be delivered to the Buyer:

(i)	[reserved];

(ii)
in the event of transfer of the 8% Sofora Shares, a notice of transfer of the 8% Sofora Shares by the Seller 2 in favour of Buyer, duly executed by a representative of the Seller 2 with signatures duly legalized by an Argentine notary public, duly accepted by the Chairman of Sofora, in substantially the same form as the one attached hereto as Exhibit I;

(iii)
in the event of transfer of the 8% Sofora Shares and to the extent such 8% Sofora Shares are represented by share certificates, the shares certificates representing the 8% Sofora Shares in form suitable for transfer, and

(iv)	all other required documents necessary to accomplish the transfer to the Buyer of full title in and ownership of the 8% Sofora Shares or of the Vehicle Shares, free and clear of any Lien.

(c)	Buyer shall pay and deliver to the Seller 1 or the Seller 2, as applicable, the Consideration under 2.1(i)(a) above.

(d)
In the event of transfer of the 8% Transfer Shares, the Parties shall cause the registration of the transfer of the 8% Sofora Shares in the Stock Registry Book (Libro de Registro de Accionistas) of Sofora in the favor of Buyer.

(e)
In the event of transfer of Vehicle Shares, the Parties shall cause that the certificates evidencing the limited liability company interests and any stock powers or similar instruments as may be reasonably required to effectuate such transfer, be in each case duly endorsed or otherwise executed for transfer in favor of Buyer.

(f)	In the event of share certificates are deposited in escrow, the Parties shall cause the certificates representing the 8% Sofora Shares to be released in favor of the Buyer by the Escrow Agent.

(g)
The Sellers shall take such other actions as the Buyer may reasonably request to consummate or implement the transactions contemplated hereby.  Promptly upon request by the Buyer, the Sellers shall take, execute, acknowledge, deliver, file, re-file, register and re-register, any and all such further acts, certificates, assurances and other instruments as the Buyer may reasonably require from time to time in order to carry out more effectively the purpose of the Closing under this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE BUYER

4.1
The Buyer makes, on the date hereof, the following representations and warranties to the Sellers that shall be true and accurate as of the date hereof, as well as at the Closing Date as if they were made on such date, except as otherwise provided herein for any specific representations:

(a)	Organization and Related Matters

The Buyer is a company duly organized and validly existing under the laws of its jurisdiction of incorporation and will have full power and authority to enter into this Agreement and to perform its obligations contained herein in accordance with its terms.  No corporate actions on its part are or will be necessary to authorize the execution delivery and performance of this Agreement and any of the transactions and agreements contemplated hereby, and all corporate proceedings required to be taken by the Buyer to authorize the execution, delivery and performance of this Agreement and any of the transactions and agreements contemplated hereby, have been duly taken.

(b)	Authorization; No Conflict

This Agreement is executed by Buyer’s legitimate representative and, once the Secom Approval, the Antitrust Approval and the Lifting Order are obtained, shall constitute a legally valid and binding obligation of the Buyer, enforceable against it in accordance with its terms.  The execution, delivery and performance of this Agreement and any related agreements or contemplated transactions by the Buyer will not violate, or constitute a breach or default

(whether upon lapse of time or the occurrence of any act or event or otherwise) under any agreement, the charter documents or the By-Laws of the Buyer, or violate any Law or Order.

The execution and delivery, and except for the Secom Approval, the Antitrust Approval and the Lifting Order, performance by the Buyer of this Agreement and the performance of the transactions contemplated hereby by the Buyer do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, to be obtained by the Buyer, except as otherwise provided herein.

At Closing, the Buyer shall be entitled to acquire from Sellers the Transfer Shares pursuant to the Transaction Documents.

(c)	No reliance

In connection with entering into this Agreement, the Buyer hereby represents that: (i) it is not relying for purposes of entering into this Agreement upon any advice, counsel or representations (whether written or oral) of the Sellers other than the representations and warranties contained in this Agreement, and (ii) it has consulted with its own advisers to the extent it has deemed necessary, and it has made its own decisions with respect to entering into this Agreement based upon its own judgment and upon any advice from such advisers it has deemed necessary and not upon any view expressed by either of the Sellers, any of their Affiliates and/or any of their respective Representatives.

4.2
The representations and warranties of the Buyer contained in Section 4.1 are in lieu of all other representations and warranties however provided under the law applicable hereto.  Buyer makes no representation and gives no warranty to the Sellers other than as specifically provided for in Section 4.1.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE SELLERS AND THE GUARANTORS

5.1
Each of the Sellers and the Guarantors makes, on the date hereof, the following representations and warranties to the Buyer that shall be true and accurate as of the date hereof, as well as at the Closing Date as if they were made on such date, except as otherwise provided herein for any specific representations:

(a)	Organization and Related Matters

Each of the Sellers is a company duly organized and validly existing under the Laws of its jurisdiction of incorporation and has full power and authority to enter into this Agreement. Guarantor 1 is a company duly organized and validly existing under the Laws of its jurisdiction of incorporation and has full power and authority to enter into this Agreement and to perform its obligations contained herein in accordance with its terms. Each of the Sellers and the Guarantors represents and warrants to the Buyer that, on the date hereof and until the obligations of the Sellers under this Agreement are performed in full, (i) the Seller 2 is and shall remain a company validly existing and in good standing under the Laws of the State of Delaware and (ii) the Seller 2 is and shall remain a company 100% owned directly by the Seller 1 unless transferred to the Buyer pursuant to the terms of this Agreement.

The Sellers and the Guarantors further represent and warrant that neither the Sellers nor the Guarantors, nor any of their investors, managers, partners (either limited, general or managing), shareholders, beneficial owners or Affiliates, either directly or indirectly, in any form and under any title, is participated by or is associated or shares any economic interest with, members of the Government of the Republic of Argentina (including, for the avoidance of any doubt, any officers of any Argentinean Governmental Entity) currently in office or who held office during the past 5 years.

No corporate actions on the part of each of the Sellers and the Guarantors are or will be necessary to authorize the execution delivery and performance of this Agreement and any of the transactions and agreements contemplated hereby.  All proceedings required to be taken by each of the Sellers and the Guarantors to authorize the execution, delivery and performance of this Agreement, and any of the transactions and agreements contemplated hereby have been duly taken.

(b)	Authorization; No Conflict

This Agreement is executed by the legitimate representative, duly authorized and fully empowered, of each of the Sellers and the Guarantors.  Once the Secom Approval, the Antitrust Approval and the Lifting Order are obtained, this Agreement shall constitute a legally valid and binding obligation of the Sellers and the Guarantors enforceable against the Sellers and/or each of the Guarantors in accordance with its terms.  The execution, delivery and, once the Secom Approval, the Antitrust Approval and the Lifting Order are obtained, performance of this Agreement and of any related agreements or contemplated transactions by the Sellers and by each of the Guarantors will not violate, or constitute a breach or default (whether upon lapse of time or the occurrence of any act or event or otherwise) under any agreement, the charter document or the By-Laws of either of the Sellers, or any of the Guarantors or any of their respective Affiliates or violate any Law or Order.  Except for the Secom Approval, the Antitrust Approval and the Lifting Order, the execution, delivery and performance by the Sellers and the Guarantors of this Agreement and the performance of the transactions contemplated hereby by the Sellers and each of the Guarantors do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, to be obtained by the Sellers or any of the Guarantors, except as otherwise provided herein.

(c)	Stock

The Seller 1 is the owner, beneficially and of record, of the Vehicle Shares, and has good, valid and marketable title to the Vehicle Shares, free and clear of any Lien, and, without prejudice to the Escrow Agreement and the other Transaction Documents, has the right, power and authority to sell and transfer the Vehicle Shares.  The Seller 2 is the owner, beneficially and of record, of the 8% Sofora Shares, and has good, valid and marketable title to the 8% Sofora Shares, free and clear if any Lien, and, without prejudice to the Escrow Agreement and the other Transaction Documents, has the right, power and authority to sell and transfer the 8% Sofora Shares.  Subject to the obtainment of the Secom Approval, Antitrust Approval and Lifting Order, upon delivery of the 8% Sofora Shares or the Vehicle Shares, as applicable, to the Buyer, in accordance with the terms of this Agreement, the Buyer will acquire good and marketable title to the 8% Sofora Shares or the Vehicle Shares, as applicable, free and clear of all Liens.  Subject to the obtainment of the Secom Approval, Antitrust Approval and Lifting Order, all of the notices, legal opinions, consents, amendments, waivers and modifications required pursuant to the terms of any documents applicable to either the Seller 1 or the Seller 2 or set forth in any agreement, instrument or other document to which the Seller 1 or the Seller 2 is a party that governs or regulates the terms of the Sellers’ ownership of the Transferred Shares (the “Governing Documents”) in order to permit the transactions contemplated by this Agreement including, without limitation, with respect to the transfer of the 8% Sofora Shares by the Seller 2 or the Vehicle Shares by the Seller 1, as applicable, to the Buyer, waivers of all prohibitions on transfer, waivers of all rights of first refusal or similar rights, and all required consents, if any, to the transfer of the 8% Sofora Shares or the Vehicle Shares, as applicable, to the Buyer, have been duly obtained or waived.

The Seller 2 is, has at all times been, and shall remain a holding company, whose sole and exclusive assets are the 8% Sofora Shares.  There is no Order, claim, action, suit or other legal proceeding by or before any Governmental Entity pending against or affecting the Seller 2.

The Seller 2 has no, and shall not have, any debt or liability of any nature whatsoever (whether accrued, contingent or otherwise and whether due or to become due).

(d)	Other Representation and warranties

The Los W Parties consider that the fact that the Spanish company Telefónica S.A., the ultimate parent company of TA’s main competitor in Argentina, Telefónica de Argentina S.A., owns an indirect participation in TI’s and the Buyer’s share capital, as well as the issuance of certain administrative acts issued by Secom and other Governmental Entities, including No. 1004/08 and No. 2573/08 issued by Secom, do not imply, subject to the prior Secom Approval, Lifting Order and the Antitrust Approval, an impediment of whatever nature for the Parties to carry out the transactions contemplated in the Transaction Documents and to comply with any right and obligation provided thereunder.

(e)	No transfer restrictions

There are no restrictions or conditions to the transfer of the Transferred Shares to the Buyer, other than those provided herein.  None of the Los W Parties nor any other Person is entitled to any right, under the Law or any agreement, including the 2010 Amended and Restated SHA or the SHA, having the effect to impede, restrict, condition or limit the transfer of the Transferred Shares contemplated herein or in the Transaction Documents.

(f)	No Reliance

In connection with entering into this Agreement, the Sellers and each of the Guarantors hereby represent that: (i) it is not relying (for purposes of entering into this Agreement) upon any advice, counsel or representations (whether written or oral) of the Buyer other than the representations and warranties contained in this Agreement, which are considered by it and by its Affiliates satisfactory and sufficient, and (ii) it has consulted with its own advisers to the extent it has deemed necessary, and it has made its own decisions with respect to entering into this Agreement based upon its own judgment and upon any advice from such advisers it has deemed necessary and not upon any view expressed by the Buyer, any of its Affiliates and/or any of their respective Representatives.

5.2
The representations and warranties of the Sellers contained in Section 5.1 are in lieu of all other representations and warranties however provided under the Law applicable hereto. The Sellers make no representation and gives no warranty to the Buyer other than as specifically provided for in Section 5.1.

ARTICLE VI

CONDITIONS PRECEDENT

6.1	General Conditions

6.1.1	The obligations of the Buyer to consummate the Closing shall be subject to the following conditions (unless waived by the Buyer in its sole and absolute discretion):

(a)
The obtainment of the approval by Secom, in form and substance acceptable to the Buyer in its sole and absolute discretion, of the transfer of the Transferred Shares, in accordance with the terms of this Agreement (the “Secom Approval”);

(b)
The obtainment of the approval by the Antitrust Authority in form and substance acceptable to the Buyer in its sole and absolute discretion of the transfer of the Transferred Shares, in accordance with the terms of this Agreement (the “Antitrust Approval”);

(c)
The issuance of one or more Orders which supersede any Orders issued by Secom, any Antitrust Authority or any other Governmental Entity, including any of the Judicial and Administrative Orders still effective, to the extent not superseded by the Secom Approval or the Antitrust Approvals so that they no longer impede, limit, hinder, suspend or prevent execution, delivery or performance of the transaction contemplated by this Agreement, which Lifting Order shall be in form and substance acceptable to TI and the Buyer in their sole and absolute discretion (collectively, the “Lifting Order”);

(d)
No Law or Order shall have been enacted, entered, issued or promulgated by any Governmental Entity and remain in effect on the date that would otherwise be the Closing Date, which prohibits, prevents or suspends the consummation of the transactions contemplated by this Agreement, or any other transaction contemplated in the other Transaction Documents; and

(e)
Each Los W Party shall have complied with all their obligations, representations and warranties under this Agreement and the other Transaction Documents and no material breach by any Los W Party shall have occurred and remain uncured under this Agreement and the other Transaction Documents.

It is understood and agreed between the Parties that the Secom Approval, the Antitrust Approval and the Lifting Order shall be deemed as obtained or issued upon respective notification to the Buyer (which shall promptly notify thereafter the Sellers providing a copy of such Secom Approval, Antitrust Approval and Lifting Order) and only if:  (i) no such approval or Order contains any condition or directly or indirectly implies any restriction or burden on the Buyer, TI or their Controlled Affiliates; or (ii) in case any of such approvals or Orders contain any condition, restriction or burden on the Buyer, TI or its Controlled Affiliates, such condition, restriction or burden is acceptable to the Buyer in its sole and absolute discretion, and the Buyer notifies the Sellers of its intent to proceed with the transactions notwithstanding such condition(s), restriction(s) or burden(s). It is understood that (i) in the event the Secom Approval and the Antitrust Approval contains measures and undertakings with respect to the Buyer, TI and its Controlled Affiliates substantially similar to those imposed by CADE, without any further condition, restriction or burden, such Secom Approval and Antitrust Approval shall be deemed as obtained upon their notification to the Buyer.

6.1.2
Buyer shall send to the Sellers a written notice, within three (3) Business Days from the receipt by Buyer of the notification of the latest to be obtained of the Secom Approval, the Antitrust Approval and the Lifting Order, informing the Sellers of the satisfaction of the conditions precedent in accordance to Section 6.1.1 above and specifying the date and place on which the Closing shall take place (the “Closing Notice”).

6.2	Conditions to Obligations of the Sellers

The obligation of the Sellers to effect the Closing shall not be subject to any condition (other than as detailed in 6.1.1, unless waived by the Buyer).

ARTICLE VII

[RESERVED]

ARTICLE VIII

INDEMNIFICATION

8.1           Obligations of the Sellers

Each of the Sellers agrees to indemnify and hold harmless the Buyer and its Representatives from and against any Losses of the Buyer and its Representatives based upon or arising from (i) any breach in or inaccuracy of any of the representations and warranties made by the Sellers in this Agreement or in any certificate or other document delivered by the Sellers in connection herewith, or (ii) any breach or nonperformance of covenants or agreements made by the Sellers in or pursuant to this Agreement.

8.2           Obligations of the Buyer

The Buyer agrees to indemnify and hold harmless the Sellers and its Representatives from and against any Losses of the Sellers and their Representatives based upon or arising from (i) any breach in or inaccuracy of any of the representations and warranties made by the Buyer in this Agreement or in any certificate or other document delivered by the Buyer in connection herewith, or (ii) any breach or nonperformance of covenants or agreements made by the Buyer in or pursuant to this Agreement.

8.3           Procedure

(a)
Notice.  If any party that shall be indemnified in accordance with Sections 8.1 and 8.2 (such Party, an “Indemnified Party”) shall incur or suffer any Loss that may be subject to indemnification pursuant to this Agreement, such Indemnified Party shall give notice to the Party against which indemnification shall be sought in accordance with Sections 8.1 and 8.2 (such Party, an “Indemnifying Party”) of any matter that the Indemnified Party believes has given or could give rise to a right of indemnification under this Agreement promptly, but in no event later than 30 (thirty) days after the Indemnified Party first learns of such claim, stating the amount of the Loss, if known, and method of computation thereof, if possible, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises, and requiring indemnification of such Loss from the Indemnifying Parties (any such notice, an “Indemnity Claim”). The Indemnifying Parties shall, as soon as practicably possible after receipt of such notice but in no event later than 30 (thirty) days from such receipt, indemnify and reimburse the Indemnified Party for the full amount of the Loss, net of any taxes or withholdings applicable to the payment or reimbursement of the relevant amount to the Indemnified Party.

(b)
Defense of Third-Party Claims.  The obligations of an Indemnifying Party under this Article VIII with respect to any Loss arising from claims of any third-party which are subject to the indemnification provided therein (each, a “Third-Party Claim”) shall be governed by the following additional terms and conditions:

(i)
If an Indemnified Party shall receive notice of any Third-Party Claim, the Indemnified Party shall immediately give the Indemnifying Party notice of such Third Party Claim following receipt by the Indemnified Party of such notice. Such notice shall include any information and documentation available to the Indemnified Party –including without limitation the documents contained in the notification of the Third Party Claim to the Indemnified Party.  Failure or delay to provide such notice shall not limit the indemnification obligations of the Indemnifying Party except solely and to the extent that the Indemnifying Party was actually prejudiced by such failure or delay.

(ii)
The Indemnifying Party shall be entitled to join – but not control - the defense of the Third-Party Claim; provided, however, that if the Indemnifying Party irrevocably and unconditionally undertakes in writing to renounce to and waive any objection, argument, action, cause of action, claim, demand, request, that it has, had or may have in the future against its obligation to indemnify the Indemnified Party against all Losses arising from such Third-Party Claim, the Indemnifying Party shall be entitled, at its own expense, to control the defense, negotiation and/or settlement of the notified Third-Party Claim through counsel selected by the Indemnifying Party and reasonably acceptable to the Indemnified Party.  The Indemnified Party shall be entitled to participate in the defense of any such claim through counsel of its choosing retained at its expense.

(iii)
In the event the Indemnifying Party undertakes any such defense against any such Third-Party Claim as provided above, the Indemnified Party shall timely and promptly cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party.

(iv)
In the event the Indemnified Party is, directly or indirectly, conducting the defense against any such Third-Party Claim, the Indemnifying Party shall cooperate with the Indemnified Party in such defense and make available to the Indemnified Party, at the Indemnifying Party’s expense, all such witnesses, records, materials and information in the Indemnifying Party’s possession or under the Indemnifying Party’s control relating thereto as is reasonably required by the Indemnified Party.

(v)
No Third-Party Claim may be settled by the Indemnifying Party or by the Indemnified Party, and the Indemnifying Party shall make no concession or admission of liability, without the prior written consent of the other Party, which cannot be unreasonably withheld.

8.4           Certain General Provisions

(a)
Any Indemnity Claim under this Article VIII with respect to any breach or nonperformance by either party of a representation, warranty, covenant or agreement shall be limited to the amount of the actual Losses sustained by the Indemnified Party by reason of such breach or nonperformance, net of any insurance proceeds received by the Indemnified Party.

(b)
The Parties shall cooperate with each other with respect to resolving any claim or liability with respect to which one Party is obligated to indemnify an Indemnified Party hereunder, including by making reasonable efforts to mitigate or resolve any such claim or liability. Each Party shall use reasonable efforts to address any claims or liabilities that may provide a basis for an Indemnity Claim such that each Party shall respond to any claims or liabilities in the same manner it would respond to such claims or liabilities in the absence of the indemnification provisions of this Agreement. In the event that any Party shall willfully fail to make such reasonable efforts to mitigate or resolve any claim or liability, then notwithstanding anything else to the contrary contained herein, the other Party shall not be required to indemnify any Person for any Loss that could reasonably be expected to have been avoided if such Party, as the case may be, had made such efforts.

  ARTICLE IX

  NOTICES

Any notice or other communication hereunder must be given in writing and (a) delivered in person, (b) transmitted by fax or (c) mailed by internationally-recognized courier (e.g., FedEx, DHL or UPS)

to the addresses specified hereinafter or to any such other addresses and/or Person as either Party may communicate to the other in writing:

If to TELECOM ITALIA INTERNATIONAL N.V.

1627 Strawinskylaan, 1077 XX

Amsterdam

Attention of the Chief Executive Officer

Facsimile: +31 20 3010951

If to Los W Parties:

Address: Avenida Madero 900, 10th floor, Buenos Aires, Argentina

Fax number: 0054-11-43169079

Attention to: Mr. Gerardo Werthein

Each such notice or other communication shall be effective (i) if transmitted by fax, when transmitted to the applicable number or address so specified in (or pursuant to) this Article IX and an appropriate confirmation is received, and (ii) if delivered in person or by internationally-recognized courier on the date of such delivery.

ARTICLE X

MISCELLANEOUS

10.1	Confidentiality

All information disclosed by any Party to this Agreement or their respective Affiliates (or their respective Representatives) whether before or after the date hereof, in connection with the transactions contemplated by, or the discussions and negotiations preceding, this Agreement to any other party (or its Representatives) shall be kept strictly confidential by such other Party of this Agreement and its Representatives and shall not be used by any Persons other than as contemplated by this Agreement, except to the extent that  (i) such information was known by the recipient when received, (ii) such information is or hereafter becomes lawfully obtainable from other sources, (iii) such information is requested or required to be disclosed by Law or Order or to request the Secom Approval, the Antitrust Approval or the Lifting Order, or (iv) such duty as to confidentiality is waived in writing by the disclosing party. If this Agreement is terminated, each Party shall return upon written request from the other party all documents (and reproductions thereof) received by it or its Representatives from such other Party (and, in the case of reproductions, all such reproductions made by the receiving party) that include information not within the exceptions contained in the first sentence of this Section 10.1, unless the recipients provide assurances reasonably satisfactory to the requesting party that such documents have been destroyed.

10.2	Parties in Interest; Assignment

This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of each of the Parties hereto and their respective successors. This Agreement and the rights, interests or obligations hereunder shall not be assigned by any Party without the prior written consent of the other Parties, and any attempt to assign this Agreement without such consent shall be void and of no effect; provided however that the Buyer may, without the Sellers’ or the Guarantors’ consent, (i) assign any rights and obligations hereunder to any of its Affiliates, or (ii) at any time after the Closing Date transfer the Transferred Shares purchased by the Buyer to a third party.  The Parties expressly agree that any transfers made to third parties under points (i), (ii), or (iii) hereunder shall not be subject to the transfer restrictions and provisions contained in the 2010 Amended and Restated SHA.

10.3	Severability

In the event any term or provision of this Agreement shall be deemed to be illegal, invalid or unenforceable for any reason, such illegality, invalidity or unenforceability will not affect any other term or provision of this Agreement and the Parties shall endeavor to replace the invalid or null and void provision(s) with such which correspond best to the intention to the Parties hereto.

10.4	Schedules and Exhibits; No Amendments

All Schedules to this Agreement constitute an integral and substantial part of this Agreement.  This Agreement may be amended only upon the mutual written consent of the Parties hereto.  No waiver of any provision nor consent to any exception to the terms of this Agreement shall be effective unless in writing and signed by the Party to be bound and then only to the specific purpose extent and instance so provided.

10.5	Counterparts. Entire Agreement

(a)
This Agreement is and shall be deemed duly executed and delivered by the Parties upon execution and delivery of the Offer and Acceptance Letters as of the date of execution and delivery by the Parties of the Offer and Acceptance Letters.

(b)
This Agreement, the Offer and Acceptance Letters, all annexes, appendix, exhibits, schedules to this Agreement constitute the entire agreement of the Parties with respect to the subject matter hereof and supersede all prior agreements, undertakings, both written and oral, of the Parties with respect to the subject matter hereof.

10.6	Publicity and Reports

All the Parties of this Agreement shall coordinate all public announcements relating to the existence of this Agreement as well as the transactions contemplated hereby and no Party shall issue any press release, publicity statement or other public notice relating to this Agreement, or the transactions contemplated by this Agreement, without obtaining the prior written consent of the other Parties except to the extent a particular action is required by applicable law, Order and stock exchange rules.

10.7	Expenses

The Seller 1 and the Buyer shall each pay their taxes and expenses incident to the negotiation, preparation and performance of this Agreement and the transactions contemplated hereby, respectively incurred by the Sellers and the Buyer, including but not limited to the fees, expenses and disbursements of their respective investment bankers, advisors (including tax advisors), accountants and counsel.  Any stamp Tax in connection to the execution of this Agreement if applicable shall be borne half by Buyer and half by the Los W Parties.

10.8	Remedies; Waiver

Except to the extent this Section 10.8 is inconsistent with any other provision in this Agreement or applicable law, all rights and remedies existing under this Agreement are cumulative to and not exclusive of, any rights or remedies otherwise available under applicable Law. No failure on the part of any Party to exercise or delay in exercising any right hereunder shall be deemed a waiver thereof, nor shall any single or partial exercise preclude any further or other exercise of such or any other right.

10.9	Language

Although the Parties may translate this Agreement into different languages, the governing version shall be the English language version.

10.10	Obligations of the Guarantors and the Sellers

(a)
Each Guarantor hereby expressly, irrevocably and unconditionally agrees to be jointly and severally liable as co-obligor with the Sellers, and with each other, and individually, to be fully answerable, as primary obligor and not as a surety, for the due performance of all obligations and liabilities imposed directly or indirectly on the Sellers by this Agreement, including without limitation the obligation to pay the indemnification obligation under Article VIII of this Agreement.

Without prejudice for the foregoing, each Guarantor shall be liable as principal payors and primary obligor hereunder for any of the obligations assumed by the Sellers hereunder. Accordingly, it is expressly agreed and understood that (i) the Buyer shall be entitled at its sole and absolute discretion to claim from any of the Guarantors the full performance of any obligation assumed by the Sellers hereunder; (ii) any breach by the Sellers to any obligation assumed by it hereunder shall be deemed as a direct breach by each of the Guarantors of the obligations assumed hereunder; and (iii) any waiver by the Guarantors and/or the Sellers to any remedy, right or legal defense shall be deemed as a waiver by each of the Guarantors and the Sellers to such remedy, right or legal defense.

All obligations and liabilities of the Sellers arising hereunder are assumed on a joint and several basis. Accordingly, each of the Seller 1 and the Seller 2 hereby expressly, irrevocably and unconditionally agrees to be jointly and severally liable as co-obligors, and individually, to be fully answerable, as primary obligor, for the due performance of all obligations and liabilities imposed directly or indirectly on any of the Sellers by this Agreement.  Accordingly, it is expressly agreed and understood that (i) the Buyer shall be entitled at their sole discretion to claim to each of the Sellers the full performance of any obligation assumed by any of the Sellers hereunder; (ii) any breach by the Seller 1 and/or the Seller 2 of any obligation assumed by any of the Sellers hereunder shall be deemed as a direct breach by each of the Sellers of their obligations assumed hereunder; and (iii) any waiver by the Seller 1 and the Seller 2 to any remedy, right or legal defense shall be deemed as a waiver by each of the Assignees to such remedy, right or legal defense.

(b)
It is expressly agreed and understood that the joint and several liability of the Guarantors  and the Sellers in accordance with subsection (a) above shall not be affected, limited or terminated by virtue of the winding-up, liquidation, dissolution or other incapacity of either of the Sellers or any change in the status, control or ownership of either of the Seller.

(c)
Each of the Seller 1 and the Guarantors irrevocable and unconditionally waives, and covenants not to make or claim, any claim or right of subrogation against the Seller 2 in the event that for any reason whatsoever (including, without limitation, force majeure) any of the Seller 1 or the Guarantors is held liable due to the breach by the Seller 2 of any obligation set forth herein.

(d)	Each of Guarantors and the Seller 1 irrevocably and unconditionally waives, and convenants not to make or claim, any claim or right of subrogation against the Seller 2 in the event that for any reason whatsoever (including, without limitation, force majeure) any of the Guarantors and/or the Seller 1 is held liable due to the breach by the Seller 2 of any obligation set forth herein.

10.11	Headings

The descriptive headings of the Articles, Sections and subsections of this Agreement are for convenience only and do not constitute a part of this Agreement.

10.12	No Pacto Leonino

Each of the Los W Parties acknowledges and agrees on their respective behalf and on behalf of their respective Affiliates, that the consideration hereunder is and shall be deemed at all times adequate, and thus this Agreement does not and will not violate Article 13.5 of the Argentinean Law 19,550 (including the Pacto Leonino clause thereof), or any similar provision under the Law, which therefore will not be invoked by the Los W Parties in relation to this Agreement, or any of the transactions contemplated hereby. Each of the Los W Parties, on their respective behalf and on behalf of their respective Affiliates, hereby agrees not to commence or join any claim, action, or other proceeding (at law or in arbitration) seeking the partial or total invalidity of this Agreement, including but not limited to any reason connected with the direct or indirect ownership structure of the Buyer. The foregoing shall be considered as an essential condition for the Buyer entering into this Agreement.

10.13	Specific Performance

Each of the Parties acknowledges that a violation of this Agreement by any other Party, or a failure by any Party to perform any of the provisions of this Agreement in accordance with its specific terms, may cause the other Parties irreparable harm, which may not be adequately compensated for by money damages.  Each of the Parties therefore agrees that in the event of any actual or threatened violation by any other Party of this Agreement, such Party shall be entitled, in addition to other remedies that they may have, to a temporary restraining order and to preliminary and final injunctive relief or to specific performance to prevent any violations by the breaching Party of this Agreement or failures by the breaching Parties to perform any of the provisions of this Agreement in accordance with their specific terms, without the necessity of posting a bond.  In the event the non-breaching Party prevails in any action commenced under this Section 10.13, such non-breaching Party shall also be entitled to receive reasonable attorneys’ fees and court costs.

ARTICLE XI

APPLICABLE LAW AND JURISDICTION

11.1.	Applicable law

This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York, without regard to the principles of conflict of laws thereof.

11.2.	Jurisdiction

Each of the Parties acknowledges and agrees that any dispute, claim or controversy arising from, relating to, or in connection with this Agreement, including any question regarding its existence, validity or termination, shall be referred to and finally resolved by arbitration under the Rules of Arbitration of the International Chamber of Commerce (the "ICC"), as existing from time to time, which rules (the “Rules of Arbitration”) are deemed to be incorporated by reference into this clause.  To this extent, each Party hereby irrevocably waives its rights to commence any proceeding in any court with respect to any matter subject to arbitration under this Agreement.  The arbitral tribunal shall be composed of three (3) members; the Party requesting the arbitration shall appoint one (1) arbitrator and the other Party shall appoint one (1) arbitrator in the following ten (10) Business Days;

the two Party-appointed arbitrators shall, within ten (10) Business Days from their confirmation by the International Court of Arbitration of the ICC, appoint a third arbitrator to serve as the chairman of the arbitral tribunal; in case of failure by the Party-appointed arbitrators to appoint the chairman within the  above mentioned term, the International Court of Arbitration of the ICC shall appoint the third arbitrator pursuant to the Rules of Arbitration; unless differently provided herein, any terms set forth by the above mentioned Rules of Arbitration shall be shortened by one half pursuant to Article 32 of said Rules of Arbitration in case any Party so requests in writing to the ICC in the request for arbitration or within ten (10) Business Days from service thereof, as the case may be.  In any event the members of the Los W Parties shall be considered as a single Party for the purpose of this clause.  The place of arbitration shall be Paris, France. The language of the arbitration shall be English.  Notwithstanding anything to the contrary, documents and other evidence in the arbitration may be submitted in Spanish if that is the original language of the document or evidence and no translation into English will be required.  Witnesses and experts may provide testimony in Spanish if that is their mother tongue or if they so elect and no translation into English will be required.  The decision of a majority of the arbitrators shall be final and binding on the Parties and their respective successors.  Nothing in this Section shall be construed as preventing any Party from seeking conservatory or similar interim relief in any court of competent jurisdiction, provided however that the arbitral tribunal shall always have jurisdiction on the merits of the case, including, without limitation, the authority to award specific performance regarding any and all matters arising from this Agreement; each Party having sought and obtained a conservatory or other interim relief from a court of jurisdiction shall within 30 (thirty) days from the grant of such relief file an arbitration case as provided hereunder: failure to initiate such arbitration proceedings within the given thirty (30) days term, due to any reason whatsoever, shall be considered in any case (i.e. irrelevant for the merits of the case) a major breach of this Agreement and shall entitle the other Party to seek and obtain from the Arbitral Tribunal the full restoration of the damages suffered as a consequence. The Parties expressly agree that this clause and the obligations under it shall be considered a stand alone agreement, independent of the other stipulations and clauses contained in this Agreement. To the extent that this Agreement shall be determined to be null and void in whole or in part, the validity of this clause shall in no way be affected by such a determination, and the arbitral tribunal shall have the power to make a determination as to its competence and as to the existence or validity of this clause.

To the extent that any Party may, in any suit, action or proceeding arising out of or in connection with this Agreement, be entitled to the benefit of any provision of law requiring the other Party in such suit, action or proceeding to post security for costs, or to post a bond or to take similar action (including without limitation, opposing the "excepcion de arraigo"), the Parties hereby irrevocably waive such benefit, in each case to the fullest extent now or in the future permitted under applicable laws.

[Remainder of page intentionally left in blank]

EXHIBIT I

NOTICE OF TRANSFER

[_] de [____ ] de 2010

Al

Directorio de

Sofora Telecomunicaciones S.A.

[_____________]

Ciudad de [________]

Argentina

Re: Transferencia de acciones

De nuestra mayor consideración:

Por medio de la presente se notifica que WAI INVESTMENT I LL.C. ha transferido a favor de TELECOM ITALIA INTERNATIONAL N.V., la cantidad de 35.176.160 (treinta cinco millones ciento setenta y seis mil ciento sesenta) acciones, nominativas, no endosables, de valor nominal Pesos uno ($1) cada una, con derecho a 1 voto por acción, representativas del 8% del total de las acciones emitidas por Sofora Telecomunicaciones S.A. (la “Sociedad”).

En consecuencia, se solicita a la Sociedad registrar la transferencia accionaria referida precedentemente en el libro de registro de accionistas de la Sociedad [y en el titulo accionario emitido a favor de TELECOM ITALIA INTERNATIONAL N.V.]

Atentamente,

[Chairman of Seller 2]

EXHIBIT 3

AMENDED AND RESTATED SHAREHOLDERS’ AGREEMENT

THIS AMENDED AND RESTATED SHAREHOLDERS’ AGREEMENT (the “Agreement”) is entered into and effective as of the date hereof

BETWEEN:	TELECOM ITALIA S.p.A. a company duly organized and existing underthe laws of Italy with its registered office at Piazza Affari 2, Milan, Italy (“TI”); and

TELECOM ITALIA INTERNATIONAL N.V., a company duly organized and existing under the laws of The Netherlands, with its registered office at “Atrium” 3111, Strawinskylaan 1627, , 1077 XX Amsterdam (“TII”), on one side;

AND:
W de Argentina - Inversiones S.L., a company duly organized and existingunder the laws of the Kingdom of Spain with its registered office at Calle Emilio Calzadilla no. 5, 3° Piso, Santa Cruz de Tenerife, Spain (“LOS W”); and

Los W S.A., a company duly organized and existing under the laws of Argentina, the guarantor company of LOS W, with its registered offices at Avenida Madero 900, Buenos Aires, Argentina (“LOS W Guarantor Company”); and

Messrs. Daniel Werthein, Adrián Werthein, Gerardo Werthein and Darío Werthein (the “LOS W Controlling Shareholders”),

WAI INVESTMENTS I, LLC, a limited liability company of which Los W is the sole member, duly formed and existing under the Laws of the State of Delaware, with its registered offices at c/o The Corporation Trust Company, 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801 (“Newco A”); and

WAI INVESTMENTS II, LLC, a limited liability company of which Los W is the sole member, duly formed and existing under the Laws of the State of Delaware, with its registered offices at c/o The Corporation Trust Company, 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801 (“Newco C” and jointly with Newco A, “Newcos”) on the other side.

WHEREAS

a)
On the date hereof, TI is the registered owner of No. 142,903,150 and its wholly owned subsidiary TII is the registered owner of No. 76,947,850 common shares of the Company corresponding in aggregate to 50% of its share capital; LOS W is the owner directly or indirectly through the ownership or 100% of the Newcos, of No. 219,851,000 common shares of the Company corresponding to 50% of the Company’s share capital;

b)
The Company is the registered owner of 100% of the ordinary share capital of Nortel Inversora S.A. (“Nortel”), which in turn holds 54,74% of the share capital of Telecom Argentina S.A. (“TA”), which in turn is the registered owner of approximately 99,9% of Telecom Personal S.A. (“TP”), which in turn is the registered owner of approximately 67,5% of Nucleo S.A. (“Nucleo”);

c)
On September 9, 2003 TII, LOS W, LOS W Guarantor Company and Messrs. Leo Werthein, Daniel Werthein, Adrián Werthein and Gerardo Werthein executed a Shareholders’ Agreement in connection with their respective participation in the Company, subsequently amended and superseded by the Amended and Restated Shareholders’ Agreement entered into on December 19, 2003 by and among TI and the above mentioned parties in connection with their respective participations in the Company (the “2003 Shareholders’ Agreement”) and subsequently adhered to on October 5, 2005 by Mr. Darío Werthein replacing Mr. Leo Werthein.

d)
On September 9, 2003, TII and Los W entered into a Call Option Agreement (the “Call Option Agreement”), under which TII was granted by Los W with one-time irrevocable, unconditional and unrestricted options to acquire from Los W a number of shares representing 18% of the Company’s share capital (“Option A” and the “Option A Shares”), 30% of Company’s share capital (“Option B” and the “Option B Shares”) and

2% of the Company’s share capital (“Option C” and the “Option C Shares”) respectively, (Option A, Option B and Option C shall be hereinafter collectively referred as to the “Options”);

e)
On the date hereof, the Parties entered into certain agreements under which, inter alia, subject to conditions specified therein, (i) all the disputes existing among the Parties and certain other Persons shall be settled and dismissed with prejudice and the Parties irrevocably granted a reciprocal full release and discharge from any claims in connection thereto; (ii) the Option A, Option B and Option C were terminated and TII has been granted by Los W with one-time irrevocable, unconditional and unrestricted options to acquire from Los W, directly or indirectly, (x) up to 39.573.180 shares of the Company’s share capital, currently representing 9% of the Company’s share capital (“New Option A” and the “New Option A Shares”), (y) 171.483.780 shares of the Company’s share capital, currently representing 39% of Company’s share capital (“New Option B” and the “New Option B Shares”) and (z) up to 8.794.040 shares of the Company’s share capital, currently representing 2% of the Company’s share capital (“New Option C” and the “New Option C Shares”) respectively, (Option A, Option B and Option C shall be hereinafter collectively referred as to the “New Options”), which may be exercised by TII or any of its assignees under the terms and conditions of the new call options agreement entered by the Parties into on the date hereof (the “New Call Option Agreement”).

f)
In this framework, the Parties wish to amend and restate certain provisions of the 2003 Shareholders Agreement at the terms and conditions set out below, and the 2003 Shareholders’ Agreement which is amended and restated as follows, in order to implement certain changes consistent with the principles of partnership under which the Parties have operated pursuant to the 2003 Shareholders Agreement.

NOW therefore and in consideration of the above premises, which, together with any Exhibit or Appendix attached hereto, constitute an integral and substantial part of this Agreement, it is hereby agreed as follows:

ARTICLE 1 – DEFINITIONS

1.1	For the purposes of this Agreement, the following terms shall have the meaning set forth below:

“Additional Party” shall mean a third party acquiring a certain number of shares held directly or indirectly through Newcos by LOS W in a Third Party Transfer.

“Affiliate” shall mean, with respect to any specified Person, any person or legal entity directly or indirectly controlling, controlled by, or under common control with such specified Person. In the case such Person is an individual, shall mean his mandatory heirs (herederos forzosos) upon succession.

“Agreement” shall mean this 2010 Amended and Restated Shareholders’ Agreement.

“Antitrust Authority” shall mean the competent authority under the Antitrust Law (currently the CNDC and the SCI).

“Antitrust Law” shall mean as regards to the Republic of Argentina Law No. 25,156 (as amended), Decree No. 89/2001, Decree No. 396/2001, Resolution No. 40/2001 of the former Secretariat of Competition and Consumer Defense, Resolution No. 164/2001 of the former Secretariat of Competition, Deregulation and Consumer Defense, Resolution No. 26/2006 of the former Secretariat of Technical Coordination and any other law or regulation, administrative resolution and judicial decision addressing competition issues, including but not limited to the competition clearance of mergers, acquisitions or other business combinations.

“Authorization” means any permit, approval, license and other authorization from or through a Governmental Entity or other comparable competent body that must be obtained by TI, TII, LOS W, any companies of the Telecom Argentina Group or any of their respective Affiliates in connection with the operation or ownership of the Company.

“Business Day” means any day other than (i) any Saturday or Sunday or (ii) any other day on which banks located in any of Milan – Italy, Buenos Aires – Argentina or Amsterdam – The Netherlands or Madrid, Kingdom of Spain are generally closed for business.

“By-laws” means the by laws or equivalent corporate document of each company of the Telecom Argentina Group

“CNDC” shall mean the Comisión Nacional de Defensa de la Competencia, the Argentine Antitrust Commission and its successor.

“Company” shall mean SOFORA TELECOMUNICACIONES S.A., including any successor entity thereof (whether or not SOFORA TELECOMUNICACIONES S.A. is the surviving entity in the event the Consolidation, as defined in Section 5 hereinafter, is consummated).

“Consolidation” shall have the meaning ascribed to it in Section 5 of this Agreement.

“Control” means with respect to any Person (i) the ownership, in the case of a corporation, of more than 50% of the common shares of such corporation with voting rights or, in the case of any other Person, the ownership of a majority of the beneficial or voting interest of such Person or (ii) the power, directly or indirectly, to direct the management of such Person , whether through the ownership of voting securities, by contract or otherwise and “Controlling”, “Controlled”, and other words of similar import shall have corresponding meanings. For greater certainty, an investment fund, directly or indirectly, managed by a Party, or any of such Party’s Affiliates, shall be considered as controlled by such Party.

“Corporate Bodies” shall mean Shareholders’ Meeting, Board of Directors, Comité de Auditoria, Internal Auditors Committee, Consejo de Dirección, and/or any Committee of Directors or other individuals vested with powers and under the authority, control or supervision of the Board of Directors, if any, of any of the companies of Telecom Argentina Group.

“Deed of Adherence” shall mean the deed of adherence to this Agreement attached hereto as Appendix B, which shall be executed and delivered to the other Parties by the New Partner/s upon consummation of the Consolidation, if any, or by the Additional Party upon consummation of a Third Party Transfer.

“Governmental Entity” means any court or tribunal in any jurisdiction or any federal, state, municipal, national, provincial, domestic, foreign or other governmental agency, department,

commission, board, bureau or other governmental authority or instrumentality including the SCI, CNDC and Secom, with jurisdiction over any Party to this Agreement.

“ICC” means the International Chamber of Commerce.

“Law” means any applicable constitutional provision, statute or other law, rule, regulation, ordinance, or other binding action or requirement of any Governmental Entity.

“Lien” means any charge, mortgage, encumbrance, lease, option, lien, pledge, usufruct, trust, power of sale, retention of title, title defect, right of first refusal or other third party right or security interest of any kind or an agreement, arrangement or obligation to create any of the foregoing (excluding any rights or obligations under this Agreement), other than the New Call Option Agreement, this Agreement, the pledge and security interests created over Los W direct or indirect interest on the Company, and those agreed expressly in writing by all the Parties.

“NYSE Rules” shall mean the rules of the New York Stock Exchange.

“Nortel” shall mean Nortel Inversora S.A..

“Order” means any decree, injunction, judgment, order, ruling or writ issued by a Governmental Entity.

“Party” and “Parties” means, collectively and individually LOS W, Los W Guarantor Company, Los W Controlling Shareholders, TI, TII, including their respective assignees and successors, and including any Person executing a Deed of Adherence in accordance with the terms of this Agreement. Upon execution and delivery of the Deed of Adherence the Additional Party and/or the New Partner/s shall be considered as Party/ies to this Agreement assuming the rights and obligations set forth hereunder as applicable.

“Parties’ Prior Meeting” shall mean the meeting of the Representatives of LOS W and TI pursuant to Section 4 below.

“Person” means any individual, partnership, association, joint stock company, joint venture, corporation, trust, unincorporated organization, limited liability company, government (or agency or political subdivision thereof) or other entity.

“Precluding Order” shall have the meaning ascribed to it in Section 2.5. of this Agreement.

Preferred A Shareholders” means the preferred shareholders of Nortel holding class A preferred shares of Nortel whose conditions of issuance are set forth in the Acciones Preferidas Clase A Condiciones de Emisión.

“Preferred B Shareholders” means the preferred shareholders of Nortel holding class B preferred shares of Nortel whose conditions of issuance are set forth in the Acciones Preferidas Clase B Condiciones de Emisión.

“Representatives” of a Person shall mean the officers, directors, managers, employees, attorneys, agents, advisors, nominees and representatives of such Person.

“Requirements” shall have the meaning ascribed to it in Section 3.4.7 of this Agreement.

“SCI” shall mean the Secretaría de Comercio Interior, the Argentine Secretariat of Domestic Trade and its successor.

“Secom” shall mean the Secretaría de Comunicaciones, the Argentine Secretariat of Telecommunications and its successors.

“Shares” shall mean any and all issued and outstanding shares of the Company’s capital stock including all preferential and accretion rights to acquire shares of the Company through subscription, all options and other rights to purchase shares of the Company’s capital stock and all instruments convertible into shares of the Company’s capital stock, other than the Options and the New Options as amended and supplemented from time to time.

“Subsidiaries” shall mean any company directly and/or indirectly Controlled by the Company, Nortel and/or Telecom Argentina.

“Supermajority Matters” shall mean the matters listed in Section 4.6.

“Telecom Argentina” or “TA” shall mean Telecom Argentina S.A..

“Telecom Argentina Group” shall mean, at any time, collectively the Company, Nortel, Telecom Argentina, TP and their respective Subsidiaries.

“Telecom Competitor” shall mean a Person or group of Persons (including its Affiliates) not being TI, TII or any of their Affiliates that (or in the case of a group has a member or members that) directly or indirectly (i) competes or is in the process of starting to effectively compete with any company of the Telecom Argentina Group in the field of telecommunication services including but not limited to internet, in the geographic area of Argentina in which the Telecom Argentina Group is licensed to operate or conducts operations or (ii) that competes with all or a part of the telecommunications business of TI, TII or any of its Affiliates in Europe and/or South America.

“Telecom Personal” or “TP” shall mean Telecom Personal S.A.

“Third Party Transfer” shall mean the Transfer , at the direction of TI or TII, of a certain number of Shares held directly or indirectly by LOS W in the Company’s share capital, as the Parties have agreed in writing on the date hereof.

“TI Precluded Party” shall have the meaning ascribed to it in Section 2.5. of this Agreement.

“Transfer” shall mean (i) any transfer or other disposition by any Person of any shares or quotas, any rights or interest therein or derived therefrom, including, without limitation, by operation of law, by court order, by judicial process, or by foreclosure, levy or attachment; (ii) any sale, assignment, gift, donation, redemption, conversion or other disposition of any shares or quotas, any rights or interest therein or derived therefrom, whether or not for value; (iii) the granting of any option (other than the Options and the New Options as amended and supplemented from time to time), and (iv) the creation or permission of any Lien in, or extending or attaching to any shares, any rights or interest therein or derived therefrom.

“USD” means United States Dollars, the lawful currency of the United States of America.

1.2	Interpretation. In this Agreement and in the Exhibits or Appendixes hereto, except to the extent that the context otherwise requires:

(a)	the headings are for convenience only and shall not affect the interpretation of this Agreement;

(b)
unless otherwise specified, references to Articles , Sections, clauses, paragraphs and Exhibits or Appendixes are references to Articles , Sections, clauses and paragraphs of, and Exhibits or Appendixes to, this Agreement;

(c)
references to any document or agreement, including this Agreement, shall be deemed to include references to such document or agreement as amended, supplemented or replaced from time to time in accordance with its terms and (where applicable) subject to compliance with the requirements set forth therein; and

(d)
references to any Party to this Agreement or any other document or agreement shall include its successors and permitted assignees, provided however that reference to LOS W shall not be deemed to include any assignee that is an Additional Party or a New Partner.

ARTICLE 2 - SCOPE OF THE AGREEMENT

2.1
This Agreement establishes the principles and modalities of the management of Telecom Argentina Group by the Parties. These principles and modalities shall be applied to the fullest extent not prohibited by applicable Law, being understood among the Parties than in such a case Sections 2.5., 11.3. and 16 below shall be applicable. This Agreement applies to the Company, Nortel, Telecom Argentina and any of their respective Subsidiaries.

2.2
The Parties shall, and shall cause their respective Representatives, to take any and all actions that are necessary, at the level of any Corporate Bodies in order to duly implement, and comply with, the provisions of this Agreement and to duly implement and strictly comply with the decisions taken in accordance with the provisions contained in this Agreement.

Each of the Parties undertakes to take any and all actions necessary to procure the appointment of (i) the members of the Corporate Bodies that the other Parties are respectively entitled to nominate in accordance with Article 3 and/or Article 13 of this Agreement when applicable; and (ii) the Chairmen and Vice Chairman nominated in accordance with Article 3 hereinbelow; including to exercise their voting rights, and to cause its Representatives in the Corporate Bodies to vote in favour of such appointment.

2.3
Telecom Argentina Group shall conduct its business and operation in accordance with this Agreement, its Exhibits or Appendixes and the By-Laws of the relevant companies of the Telecom Argentina Group. In the event of any discrepancy, ambiguity or conflict arising between the terms of this Agreement, and those of a By-laws of a relevant company, the terms of this Agreement shall prevail.

2.4
The Parties undertake to exercise their voting rights always in the interest of the Company and, in any event, to govern the Telecom Argentina Group in compliance with the terms of this Agreement, its Exhibits or Appendixes, the Bylaws, the applicable Laws and regulations and to cause their Representatives in the Corporate Bodies of the Telecom Argentina Group to vote, in any event, in order to cause that the Telecom Argentina Group be governed in compliance with the terms of this Agreement, its Exhibits or Appendixes, the applicable Laws and regulations.

2.5.
Without prejudice to Section 11.3., the Parties agree that in the event that any Order precludes, restrains, limits, or otherwise conditions TI and/or TII and/or their respective Representatives in the Corporate Bodies of any company of the Telecom Argentina Group (the “TI Precluded Party”) to exercise the political and voting rights granted to the TI Precluded Party under this Agreement, the By-Law or the Law (the “Precluding Order”), the other Parties shall, until such Precluding Order is lifted and/or terminated, (i) reasonably cooperate diligently with the Precluded Party in connection to the lifting and/or termination of any such Precluding Order, including filing any writs or petitions required therefore; (ii) exercise their voting rights and, in any event, govern the Telecom Argentina Group in the ordinary course of business consistent with sound past practice, without adopting any extraordinary measure (including without limitation any of the matters detailed in Section 4.6.); (iii) exercise their voting rights and, in any event, govern the Telecom Argentina Group in order to cause that any decision to be adopted by any Corporate Body of the Telecom Argentina Group is adopted in the same manner as if the TI Precluded Party is not precluded, including without limitation in accordance with the provisions of this Agreement and its Exhibits; and (iv) cause their Representatives in the Corporate Bodies of the Telecom Argentina Group to act and/or vote, in any event, in accordance with ((ii) and (iii)) above.

ARTICLE 3 - BOARD AND COMMITTEES COMPOSITION

3.1   GENERAL

3.1.1	The Parties agree that they shall procure the appointment of no less than the majority of the members of the Corporate Bodies of any company within the Telecom Argentina Group.

Should any shareholders of any company of the Telecom Argentina Group, other than, directly or indirectly, the Parties, through the cumulative vote or through any other mechanism or right, be entitled at any time to nominate one or more members in any of the Corporate Bodies, the Parties shall immediately take those actions – including the increase of the number of the members of the relevant Corporate Bodies together with the amendment of the relevant By-Laws if necessary - so that, in any event, the Parties are entitled to nominate and to have appointed in the aggregate the absolute majority of the members of such Corporate Body, together with their respective alternates, provided however that should any Party, other than TI or TII, be entitled to nominate and have appointed one or more member/s in any Corporate Bodies, through the direct and/or indirect participation owned by it or its Affiliates, by means of this Agreement or otherwise, of Nortel, Telecom Argentina and/or its Subsidiaries, it will abstain to make such appointment unless otherwise agreed in writing between the Parties.

3.1.2
TI shall be entitled to nominate the Chairman (Presidente) and the secretary of the Board of Directors of all companies of the Telecom Argentina Group and LOS W shall be entitled to nominate the Vice Chairman (Vicepresidente) of the Board of Directors of all the companies of the Telecom Argentina Group. The Chairman of Telecom Argentina shall be an Argentinean professional of recognized reputation and shall have not held, in the preceding twelve (12) months to his/her respective appointment, the position of board member or officer of any Person, including its Affiliates (not being TI, TII or any of their Affiliates) that directly or indirectly competes with any company of the Telecom Argentina Group in the field of telecommunications services in Argentina. The Chief Executive Officers of Telecom Argentina and TP shall be nominated by TI and shall be vested with full powers and authorities to run the business of the relevant company reporting exclusively to the relevant Board of Directors.

To the Vice Chairman of Telecom Argentina shall report the officers of (i) institutional relations (Relaciones Institucionales); and (ii) regulatory affairs (Marco Regulatorio); provided, however, that the Vice Chairman shall carry out his functions in accordance with the corporate policies determined by the Board of Directors of Telecom Argentina to which he will report. The Vice Chairman of Telecom Argentina shall prepare and submit for the approval of the Board of Directors of Telecom Argentina the advertising budget, which shall include a proposal for the allocation of the same among the different media venues (e.g. radio, tv, newspaper, internet, etc) and media companies. Upon the approval of the advertising budget and its allocation by the Board of Directors, the Vice Chairman shall be in charge of the implementation of the advertising budget as finally approved by the Board of Directors.

3.1.3
Without prejudice to sections 264, 265 and 286 of the Argentine Corporations Law No. 19,550, as amended (the “ACL”), each of the Parties respectively entitled to nominate member/s of a Corporate Body in any company of Telecom Argentina Group shall be individually entitled to request and obtain the dismissal or removal, with or without cause, of the member/s it is respectively entitled to nominate, including – with respect to TI only - the replacement of the relevant Chairman of any of the companies of the Telecom Argentina Group. Upon the request of the Party entitled to such removal and/or dismissal and/or the replacement of a member nominated by it in the Board of Directors of any company of the Telecom Argentina Group, or upon the occurrence of any vacancy on a Corporate Body occurring because of resignation or removal with or without cause (including under sections 264, 265 and 286 of the ACL), or otherwise, the other Parties shall immediately take, and cause their Representatives in the relevant Corporate Body, to take all action related to or connected therewith, including the exercise of their voting rights, needed for promptly achieving the requested removal, dismissal, replacement, appointment, or acceptance of resignation, of such member and his/her subsequent substitution with the new member of such Corporate Body nominated by the Party so entitled to nominate the removed member according to this Agreement.

Upon such removal, dismissal, replacement, appointment or acceptance of resignation, the relevant Party shall immediately nominate a substitute of the member removed, dismissed, replaced or appointed.

Without prejudice to the foregoing, upon request by TI for removal of the Chairman of any of the companies of the Telecom Argentina Group (other than the Company) and to the extent the relevant replacement did not take place, in the event the Vice Chairman assumes the chairmanship for the interim period in accordance with the by-laws of any of the companies of the Telecom Argentina Group, such vicechairman in the exercise of the chairmanship shall not have the casting vote; in such case, and notwithstanding anything herein to the contrary all matters submitted to the Board of Directors during such interim period shall be previously submitted to the Parties’ Prior Meeting pursuant to Section 4 hereinafter.

3.2   COMPANY BOARD OF DIRECTORS AND AUDITORS

3.2.1
The Board of Directors of the Company shall be composed of six (6) members, three (3) of which, together with their alternates, nominated by TI and three (3) of which, together with their alternates, nominated by LOS W.

3.2.2
The Board of Directors of the Company shall validly resolve upon any matter with the affirmative vote of the majority of the members attending the meeting. In case the Board of Directors is unable to resolve upon any matter, such matter shall be submitted to the Shareholders’ Meeting of the Company.

3.2.3
The Internal Auditors Committee (Comisión Fiscalizadora) of the Company shall be composed of three (3) regular and three (3) alternate members, two (2) of which together, with their alternates, shall be nominated by TI. The remaining one (1) member, together with its alternate, shall be nominated by LOS W. LOS W shall be entitled to nominate the Chairman of the Internal Auditors Committee.

The external auditors will be jointly selected by TI and LOS W, among auditing firms of international reputation.

3.3	NORTEL BOARD OF DIRECTORS AND AUDITORS AND OTHER COMMITTEES

3.3.1
The Board of Directors of Nortel shall be composed of six (6) members, five (5) of which, together with their alternates, shall be nominated by the Company and one (1) of which, together with his alternate, may be nominated by the Preferred A Shareholders and/or Preferred B Shareholders of Nortel should the Preferred A Shareholders and/or Preferred B Shareholders, as the case may be, have the right to nominate a Representative in Nortel’s Board of Directors (and, if not so entitled or such a right is not exercised, then all members of the Board of Directors of Nortel shall be nominated by the Company). The abovementioned five (5) members nominated by the Company shall be nominated as follows: (i) two (2) members, together with their alternates, shall be nominated by TI, out of which one (1) regular and one (1) alternate shall qualify as independent director pursuant to the NYSE Rules, (ii) two (2) members, together with their alternates, shall be nominated by LOS W, out of which one (1) regular and one (1) alternate shall qualify as independent director pursuant to Argentinean Law, and (iii) one (1) member, together with his alternate, - who shall qualify as an independent director pursuant to Argentinean Law – shall be nominated jointly by TI and LOS W. Such member and any other member of any Corporate Bodies nominated jointly by TI and LOS W is referred to as “Joint Member”.

In the event the Preferred A Shareholders and/or the Preferred B Shareholders do not have or do not exercise the right to or lose their right to nominate a Representative in Nortel Board of Directors or if the Company is the majority Preferred A Shareholder and/or Preferred B Shareholder, the Company shall acquire the right to nominate six (6) members, together with their alternates, of which (i) three (3) members, together with their alternates, shall be nominated by TI, out of which one (1) regular and one (1) alternate shall qualify as independent director pursuant to the NYSE Rules, and (ii) three (3) members, together with their alternates, shall be nominated by LOS W, out of which two (2) regular and two (2) alternate shall qualify as independent directors pursuant to Argentinean Law

3.3.2
In case of failure by TI and LOS W to agree on the nomination of the Joint Member, on or prior to 7 days before the Nortel Shareholders’ Meeting which shall resolve on the appointment of the Board of Directors, the Joint Member shall be nominated by the Board of Directors of the Company. Each of LOS W and TI shall be individually entitled to request and obtain the dismissal or removal, as provided herein, of the Joint Member from his respective position and authority at any time (the “Requesting Party”), if the Requesting Party in good faith believes, based on reasonable evidence, that such individual is not suitable for such position.

3.3.3
The Requesting Party shall notify its request by sending a written notice (the “Notice”) to the other Party (the “Non Requesting Party”). The Notice shall specify the reason of such request. Within fifteen (15) days period after receiving the Notice, TI and LOS W shall meet and shall use their best efforts in order to find, in good faith, a mutually acceptable solution related to the Joint Member removal and/or dismissal.

3.3.4
In the event of failure of an agreement - within the period set forth hereinabove - TI and LOS W shall immediately cause, through their Representatives in the relevant Corporate Body, to make whichever action related to or connected therewith, needed for promptly achieving the removal or dismissal of such Joint Member. Upon such removal and/or dismissal TI and LOS W shall immediately select and nominate a Joint Member as a substitute of the one removed.

3.3.5
The Board of Directors of Nortel shall validly resolve upon any matter with the affirmative vote of the majority of the members attending the meeting. In case of tie, the Chairman shall have a casting vote.

3.3.6
The Internal Auditors Committee (Comisión Fiscalizadora) of Nortel shall be composed of three (3) regular and three (3) alternate members, two (2) of which, together with their alternates, shall be nominated by TI. The remaining one (1) member, together with its alternate shall be nominated by LOS W. TI shall be entitled to nominate the Chairman of the Internal Auditors Committee.

The external auditors will be jointly selected by TI and LOS W, among auditing firms of international reputation.

3.3.7
The Comité de Auditoria required by Argentinean Law shall be composed of three (3) members of which (i) one (1) shall be nominated by TI among the members nominated by TI on Nortel Board of Directors and shall qualify as independent director pursuant to the NYSE Rules, (ii) one (1) shall be nominated by LOS W among the members nominated by

LOS W on Nortel Board of Directors and shall qualify as independent director pursuant to Argentinean Law and shall act as Chairman of the Comité de Auditoria and (iii) one (1) shall be the Joint Member or, in the event the Preferred A Shareholders and/or the Preferred B Shareholders do not have or exercise the right to or lose their right to nominate a member in Nortel Board of Directors, shall be nominated by LOS W among the members nominated by LOS W on Nortel Board of Directors.

3.4	TELECOM ARGENTINA BOARD OF DIRECTORS AND AUDITORS AND OTHER COMMITTEES

3.4.1
The Board of Directors of Telecom Argentina shall be composed of six (6) members: five (5) of which together with their alternates, nominated by Nortel or the Company, as the case may be after the Consolidation if any, and one (1) of which, together with his alternate, nominated by the minority shareholders. The abovementioned five (5) members nominated by Nortel or the Company, as the case may be after the Consolidation if any, shall be nominated as follows: (i) three (3) members together with their alternates shall be nominated by TI, out of which one (1) regular and one (1) alternate shall qualify as independent director pursuant to the NYSE Rules, and (ii) two (2) members together with their alternates, shall be nominated by LOS W out of which one (1) shall qualify as an independent director pursuant to Argentinean Law. In the event the minority shareholders do not nominate the member in the Board of Directors, such member together with his alternate - who will qualify as independent directors pursuant to Argentinean Law – shall be nominated jointly by TI and LOS W. In case of failure by TI and LOS W to agree on such Joint Member, the latter shall be nominated by Nortel or the Company, as the case maybe after the Consolidation if any. In case any of the Parties requests the dismissal or removal of the Joint Member the procedure set forth in Articles 3.3.2 to 3.3.4 shall apply mutatis mutandis. In case the other shareholders of Telecom Argentina, other than TI, TII and LOS W, are entitled to appoint more than one (1) board member, then the board composition of Telecom Argentina shall be modified, including through the increase of the number of the members of the relevant Corporate Bodies together with the amendment of the relevant By-Laws if necessary, so that TI shall be entitled to nominate the majority of the members.

3.4.2	As promptly as practicable after execution of this Agreement, the Parties shall take all necessary action to amend the By-laws of Telecom Argentina in order to provide that the maximum number of the members of the Board of Directors of Telecom Argentina shall be eleven (11).

3.4.3
In case the minority shareholders of Telecom Argentina notify the request, pursuant to art. 263 of the ACL, to elect members of the Board of Directors of Telecom Argentina by way of cumulative vote, in advance of the Shareholders’ Meeting which will be held for the appointment of the members of the Telecom Argentina Board of Directors, the Parties shall cause Nortel or the Company, as the case may be after the Consolidation if any, to propose and resolve, in such Shareholders’ Meeting, that the Board of Directors of Telecom Argentina shall be composed of eight (8) members, and the following nomination procedure shall apply.

(a)
In case the minority shareholders of Telecom Argentina succeed in nominating one (1) member of the Board of Directors through the exercise of the cumulative vote, Nortel shall, and the Parties shall cause Nortel or the Company, as the case maybe after the Consolidation if any, to nominate seven (7) members, nominated as follows: (i) four (4), together with their alternates, shall be nominated by TI, out of which one (1) member and its alternate shall qualify as independent directors pursuant to the NYSE Rules, while (ii) the remaining three (3) members, together with their alternates, shall be nominated by LOS W, out of which one (1) member shall qualify as independent director pursuant to Argentinean Law. In the event the member nominated by the minority shareholders does not qualify as independent director pursuant to Argentinean Law, two (2) of the members nominated by LOS W shall qualify as independent directors pursuant to Argentinean Law.

(b)
In case the minority shareholders succeed in appointing two (2) members of the Board of Directors through the exercise of the cumulative vote, Nortel shall, and the Parties shall cause Nortel or the Company, as the case maybe after the Consolidation if any, to nominate six (6) members, nominated as follows: (i) four (4), together with their alternates, shall be nominated by TI, out of which one (1) member and its alternate shall qualify as independent directors pursuant to the NYSE Rules, while (ii) the remaining two (2) members, together with their alternates, shall be nominated by LOS W, out of which one (1) member together with its alternate shall qualify as independent directors pursuant to Argentinean Law. In the event none of the members nominated by the minority shareholders qualify as independent director pursuant to Argentinean Law, one (1) of the members nominated by TI shall qualify as independent directors pursuant to Argentinean Law.

3.4.4
The Board of Directors of Telecom Argentina shall validly resolve upon any matter with the affirmative vote of the majority of the members attending the meeting. In case of a tie, the Chairman shall have a casting vote.

3.4.5
The Internal Auditors Committee (Comisión Fiscalizadora) of Telecom Argentina shall be composed of three (3) regular and three (3) alternate members, two (2) of which, together with their alternates, shall be nominated by TI and one (1) member, together with its alternate, shall be nominated by LOS W. TI shall be entitled to nominate the Chairman of the Internal Auditors Committee.

In case the minority shareholders of Telecom Argentina notify the request, pursuant to art. 289 of the ACL, to elect members of the Internal Auditors Committee of Telecom Argentina by way of cumulative vote, in advance of the Shareholders’ Meeting which will be held for the appointment of the members of the Telecom Argentina Internal Auditors Committee, the Parties shall cause Nortel or the Company, as the case maybe after the Consolidation if any, to propose and resolve, in such Shareholders’ Meeting, that the Internal Auditors Committee of Telecom Argentina shall be composed of five (5) members, and the following nomination procedure shall apply. In such a case, the Internal Auditors Committee shall be composed as follows: of three (3) regular and three (3) alternate members nominated by TI, one (1) regular and one (1) alternate member nominated by LOS W and the remaining one (1) member, together with its alternate, nominated by the minority shareholders of Telecom Argentina.

The external auditors will be jointly selected by TI and LOS W, among auditing firms of international reputation.

3.4.6
The Comité de Auditoria required by Argentinean Law shall be composed of three (3) members of which (i) one (1) shall be nominated by TI among the members designated by TI on Telecom Argentina Board of Directors and shall qualify as independent director pursuant to the NYSE Rules, (ii) one (1) shall be the independent member designated by LOS W on Telecom Argentina Board of Directors and shall act as Chairman of the Audit

Committee and (iii) one (1) shall be the independent member designated by the minority shareholders or, if not appointed, the member nominated jointly by TI and LOS W pursuant to Section 3.4.1, or, in the event the member/s nominated by the minority shareholders under 3.4.3 (a) and (b), as applicable, do not qualify as independent directors, the independent director nominated respectively by LOS W and TI, according therewith. The resolutions of the Comité de Auditoria shall be taken by the unanimous vote of its members.

3.4.7
In the event that CNDC approves the adoption of antitrust requirements in terms similar to the remedies ordered by the Brazilian Telecommunications Authority and Antitrust Authority in order to approve the transaction under the Expte. N° S01: 0014652/2009 pending before CNDC (the “Requirements”), a Regulatory Compliance Committee of Telecom Argentina and Telecom Personal shall be set up. The Regulatory Compliance Committee shall be composed of three (3) members to be selected among the regular and/or alternate members of Telecom Argentina’s and Telecom Personal’s Board of Directors other than the members nominated by TI and the Joint Member, if any. The Regulatory Compliance Committee shall be in charge of monitoring the compliance with the Requirements assumed towards Secom and CNDC and shall be in place only as long as the Requirements are effective and to the extent the circumstances which caused the assumption of such Requirements exist.

The Regulatory Compliance Committee shall be vested with the following powers and functions:

(i)	Preparing quarterly reports to the Telecom Argentina’s and Telecom Personal’s Board of Directors regarding compliance with the Requirements.

(ii)	Audit rights on the compliance with the Requirements over Telecom Argentina. Such audit rights shall be exercised according with Art. 15, which shall apply mutatis mutandis.

(iii)	Right of the Chairman of the Regulatory Compliance Committee to attend the meeting of Consejo de Direccion.

(iv)
Monitoring any and all information requested by TI pursuant to TI’s audit rights under this Agreement. In such activities the representatives of TI shall be bound to a confidentiality undertaking assumed by towards the Regulatory Compliance Committee, if any.

(v)
Approval of any arrangement to be entered or amended at any time after the set up of the Regulatory Compliance Committee, between any of Telefónica S.A. and/or any of its Affiliates and/or any of Telecom Argentina and/or any Subsidiary, which arrangement implies for Telecom Argentina and/or any Subsidiary parties thereto the granting of a guarantee or the agreement to make any payment.

The resolutions of the Regulatory Compliance Committee shall be taken by the affirmative vote of the majority of its members and shall be submitted to the Board of Directors of Telecom Argentina on a quarterly basis.

3.4.8
The Consejo de Dirección shall be composed of four (4) members of which two (2) shall be nominated by TI among the members nominated by TI in Telecom Argentina Board of Directors and two (2) by LOS W among the members nominated by LOS W in Telecom Argentina Board of Directors and shall resolve with the affirmative vote of the majority of its members.

In case the Consejo de Dirección is unable to resolve upon any matter, such matter shall be submitted to the Board of Directors of Telecom Argentina.

The Consejo de Dirección shall be in charge to resolve upon the following matters:

(i)	approval of the business plan of Telecom Argentina, Telecom Personal and the Subsidiaries and any modification thereto (the “Business Plan”);

(ii)	approval of the annual budget of Telecom Argentina in the event of any material deviation from the last approved Business Plan (the “Annual Budget”); and

(iii)	general policy of compensation of the employees of Telecom Argentina and Telecom Personal.

3.5	SUBSIDIARIES’ BOARD OF DIRECTORS AND AUDITORS

The composition and rules of resolution of the Board of Directors, Internal Auditors Committee (Comisión Fiscalizadora) and, if applicable, Comité de Auditoria of the Subsidiaries, other than Nortel and Telecom Argentina, shall reflect, proportionally (without contemplating the exercise of cumulative voting by minority shareholders), the composition and rules of resolution of respectively, Telecom Argentina Board of Directors, Internal

Auditors Committee (Comisión Fiscalizadora) and, if applicable, Comité de Auditoria set forth in Section 3.4 above, provided that the obligation to nominate members of the Board of Directors that shall qualify as independent pursuant to Argentinean Law and/or the NYSE Rules shall not apply with respect to any Subsidiary in which the appointment of the Comité de Auditoría or independent members of the Board of Directors is not required by applicable Law.

ARTICLE 4 - VOTING RIGHTS AND PARTIES’ PRIOR MEETING

4.1
Before any Shareholders, Board of Directors or committee’ meeting, other than a meeting of the Internal Audit Committe, Comité de Auditoria and Regulatory Compliance Committee (the “PPM Committee”), if any, of the Company, Nortel, Telecom Argentina and of any of the Subsidiaries that shall deliberate on any matter (i) to be submitted to the relevant shareholders’ meeting and/or (ii) related to or connected with preferred shareholders of Nortel, and/or (iii) to be submitted to the Board of Directors of the Companies of the Telecom Argentina Group (other than the Company) in the case of vacancy of the Chairman of the relevant Board of Directors as provided by Section 3.1.3. last paragraph, LOS W and TI, through their Representatives, shall have the right, but not the obligation to, convene the other Party in a Parties’ Prior Meeting to define the manner in which the vote will be exercised by their respective Representatives in the relevant Shareholders’ Meeting or meeting of the Board of Directors or PPM Committee within the companies of the Telecom Argentina Group in accordance with the provisions set forth in this Agreement. Each of TI and LOS W agrees to vote, and to cause their respective Representatives in the relevant Shareholders, Board of Directors or PPM Committee of the Telecom Argentina Group to vote or to take any action only in strict compliance with the decisions of the Parties’ Prior Meeting.

4.2
Any of LOS W or TI shall have the right, but not the obligation, to call a Parties’ Prior Meetings through a written notice delivered, through fax or registered mail to all the addresses listed in Section 21 below, at least 5 (five) days before the Parties’ Prior Meeting, with the Parties’ Prior Meetings taking place at least 48 (forty eight) hours before the relevant Shareholders, Board of Directors or PPM Committee meeting. The call notices of the Parties’ Prior Meetings shall contain a list of the subjects to be examined. TI will appoint the secretary of the Parties’ Prior Meetings in order to draft the minutes, which shall be in

English, related to the decisions adopted during the meetings of Parties’ Prior Meeting. These minutes shall be signed by the representatives of both LOS W and TI in any event in due time before the relevant Shareholders, Board of Directors or PPM Committee for which such Parties’ Prior Meeting was convened, and shall constitute the mutual and irrevocable agreement of the Parties on said decisions.

The Parties’ Prior Meeting shall meet in a location indicated by the Party calling the meeting, provided however that, if any of its members so requests, it shall meet through video conference or teleconference.

The Parties’ Prior Meeting will also be able to proceed with unanimous decisions agreed by correspondence (fax, telex, etc.) among the members of the Parties’ Prior Meeting or any other member specifically designated by such members.

4.3
If, for any reason, a Shareholders’ Meeting or a meeting of the Board of Directors or of a PPM Committee of any company of the Telecom Argentina Group is called in an urgent manner, under the terms of the relevant By-Laws, then if any Party requests a Parties’ Prior Meeting such Parties’ Prior Meeting shall take place as early as possible before such Shareholders’ Meeting or meeting of the Board of Directors, for the purpose of deliberating on the issues to be discussed by the shareholders or the members of the Board or the PPM Committee.

4.4
The Parties’ Prior Meeting shall be composed by three (3) members of which two (2) shall be appointed by TI and one (1) shall be appointed by LOS W and shall be held with the presence of both LOS W and TI representatives. If any of LOS W or TI representatives do not attend the meeting, a second one will be automatically scheduled for twenty-four (24) hours later, at the same time and place, or at the same time in video conference or teleconference if the first meeting was called to be so held, and such second meeting shall be validly held with the majority of its members, irrespective of the presence of the representatives of LOS W or TI, and the decision made at the Parties’ Prior Meeting shall constitute a reciprocal and irrevocable agreement of the Parties and therefore shall be binding on the Parties.

4.5
The resolutions of the Parties’ Prior Meeting shall be taken with the affirmative vote of the majority of the members attending the Parties’ Prior Meeting, without prejudice to LOS W veto rights on the Supermajority Matters set forth in Section 4.6 below and provided however, that, other than for a veto on matters to be resolved by the Board of Directors or Shareholders’ Meeting of the Company which do not imply any effect or consequence on any other company of the Telecom Argentine Group, such veto rights shall be exercised only when LOS W considers the matter material, for the benefit and in the best interest of Telecom Argentina Group and when the matter object of deliberation is a subject listed in Section 4.6.

Failure by LOS W to attend a Parties’ Prior Meeting shall be deemed a waiver of its veto rights only in connection with the subject contained in the call notice of the relevant Parties’ Prior Meeting.

4.6
Each of TI and LOS W may also convene the other Party in a Parties’ Prior Meeting before any Shareholders’ meeting or meeting of the Board of Directors or PPM Committee of the companies of the Telecom Argentina Group that shall deliberate on any Supermajority Matters. LOS W shall have a veto right, to be exercised in the relevant Parties’ Prior Meeting pursuant to this Section 4, on the following Supermajority Matters, provided that in the event none of the Parties calls a Parties’ Prior Meeting pursuant to Section 4.2. and 4.3. to decide the matter to be resolved upon a supermajority matter, Los W shall have no veto right on such matter upon its submission to any of the Corporate Bodies.:

(i)	the approval of any amendment to the By-laws, other than the amendments set forth in Appendix C hereto;

(ii)	dividend policy;

(iii)	any capital increase or decrease, except for any capital increase or decrease connected to any possible debt restructuring;

(iv)	changing of headquarters’ location;

(v)	any acquisition of subsidiaries and/or creation of subsidiaries;

(vi)	the sale, transfer, assignment or any other disposition of all or substantially all of the assets or any of its subsidiaries;

(vii)	decisions relating to the establishment of joint ventures;

(viii)	constitution of any charges, liens, encumbrance, pledge or mortgage over assets, exceeding in the aggregate the amount of 20,000,000 (twenty million) USD;

(ix)	any change of external auditors, to be chosen among auditors of international reputation;

(x)
any related party transaction which is not on a arms’ length basis, exceeding the amount of 5,000,0000 (five million) USD, with the exception of (i) any correspondent relationships, traffic agreement and/or roaming agreements with any national and/or international telecommunications carriers/operators, including the establishment, expansion or amendment of such correspondent relationships with any new telecommunications carriers; and (ii) any transaction connected with the debt restructuring;

(xi)
any extraordinary operation involving Telecom Argentina Group, exceeding the amount of 30,000,000 (thirty million) USD, except for any operation connected with the debt restructuring of Telecom Argentina Group; and

(xii)
any change to the rules of the Consejo de Dirección, the Regulatory Compliance Committee or the Comité de Auditoria; and the creation, changes or dissolution of any committee of the Telecom Argentina Group with similar functions.

4.7	Should the Parties’ Prior Meeting be unable to reach a positive decision on any Supermajority Matter (“Deadlock”), the following procedure shall apply:

(i)
the matter in relation to which the Deadlock arose shall not be discussed by the relevant Shareholders’ Meeting or Board of Directors’ meeting and TI and LOS W shall reconvene in a new Party’s Prior Meeting within five (5) days from the date in which the Deadlock arose to discuss and resolve the Deadlock and shall promptly call the new relevant Shareholders’ Meeting or Board of Directors’ meeting; and

(ii)
in case of failure by such new Parties’ Prior Meeting to solve the Deadlock, the Chairmen of TI and of LOS W shall meet to resolve it within ten (10) days from the date of such new Parties’ Prior Meeting.

4.8
If the Deadlock is not solved through the above described procedure and continues for a period of thirty (30) days after commencement of the escalation provisions in clause 4.7 above, the matter may at the option of any of TI and LOS W be submitted to arbitration in accordance herewith during the next fifteen (15) days by providing written notice to the other Party. Such Deadlock shall be solely and finally settled by an expedite arbitration conducted in accordance with the Rules set forth by the ICC, Paris. Each of LOS W, on the one hand, and TI, on the other hand, shall have ten (10) days to select its arbitrator after receipt of a notice by the Party requesting arbitration in accordance with the foregoing. If any of TI and LOS W does not make such appointment within such time, the ICC Rules shall apply for the appointment of such arbitrator. Upon such selection, the two party-appointed arbitrators shall have ten (10) days to appoint the chairman and, if the two party-appointed arbitrators do not make such appointment within such time, the President of the ICC shall make such appointment within ten (10) days. The chairman shall be a businessman or a lawyer with at least ten years of experience with international business transactions. The arbitral tribunal shall decide the matter and render a written award within thirty (30) days thereafter. Each Party shall abide by any award rendered by the arbitrators which shall be considered final and binding by any Party. All such awards may be enforced and executed upon in any court having jurisdiction over the Party against whom enforcement of such award is sought. All Parties shall cooperate in such expedite procedure and perform all necessary acts to ensure adherence to this schedule. The seat of arbitration shall be Paris, France, and English the language. The cost of arbitration shall be borne by the Party deemed responsible for the Deadlock.

ARTICLE 5 – CONSOLIDATION

5.1
The Parties agree that it is in their best interest to carry out as soon as practicable and in the most tax efficient manner a corporate reorganization of the companies of Telecom Argentina Group, which may contemplate (i) the merger of Nortel into the Company or vice versa, a reserved capital increase of the Company in favour of, or transfer of Shares to, certain shareholders of Nortel or Telecom Argentina (the “New Partner/s”) or (ii) other form of debt restructuring or consolidation among the companies of Telecom Argentina Group ((i) and (ii) also referred as to the “Consolidation”). Only in the event the Parties agree in writing to implement the Consolidation and the terms and conditions thereof, they shall take any and all action to consummate the Consolidation, including to adopt any decision on any operation connected therewith in the Corporate Bodies of the Telecom Argentina Group, as soon as possible and in strict compliance with this Section 5.1. Notwithstanding anything to the contrary contained in this Agreement, once agreed in writing among the Parties in accordance with the preceding paragraph, the Consolidation and any corporate action and/or operation connected therewith shall not be a Supermajority Matter for purposes of this Agreement; and Sections 7 and 12 hereinafter shall not apply to the Transfer of Shares or other capital stock of any of the companies of the Telecom Argentina Group to, or subscription of Shares by, the New Partner/s and the Parties shall waive any pro rata pre-emptive right to subscribe Shares, in connection with the Consolidation, unless otherwise agreed among them. Upon completion of the Consolidation, and as a condition thereof, (i)

the Company shall always have the Control of Telecom Argentina or its operations; and (ii) the New Partner/s, if any, shall execute and deliver to the other Parties the Deed of Adherence.

ARTICLE 6 - GENERAL COMMUNICATION OF INFORMATION

6.1
The Parties have agreed that the success of their common purpose pursuant to this Agreement requires a mutual knowledge of all information available to one Party, related to the activities of Telecom Argentina Group as well as to the Argentine market and/or as the case may be the political, financial and economic background which would be of any interest for the other Party.

6.2	This information will be transmitted to the other Party as soon as it is known by one Party.

ARTICLE 7 - TRANSFER OF SHARES

7.1
Notwithstanding anything to the contrary in this Agreement but without prejudice to the following sentence of this Section 7.1, LOS W and the Newcos shall not, except with the prior written consent of TI, directly or indirectly Transfer any of its Shares and/or rights to Shares to any Person, including Transfer to Affiliates, until the earlier of (i) the registration of TI and TII in the stock ledger of the Company as the owner and holder of an aggregate participation at least equal to 58% of the Company’s common share capital, with the approval of any Governmental Entity required therefore; or (ii) December 31, 2015.

The foregoing shall not limit or restrict any Third Party Transfer or any assignment of the New Options pursuant to the New Call Option Agreement or the direct or indirect acquisition of the New Option A Shares, New Option B Shares and/or New Option C Shares. For sake of clarity, in the event any Third Party Transfer or the direct or indirect acquisition of the New Option A Shares, New Option B Shares and/or New Option C Shares is consummated the lock-up provision hereunder shall apply to the remaining Shares held by LOS W or the Newcos thereafter. Any Third Party Transfer, any assignment of the New Options or any Transfer pursuant to the exercise of any of the New Options, shall not be subject to any Right of First Refusal, Tag Along Right or any other right of LOS W or the Newcos provided under this Agreement, and in the event TI and TII decides to Transfer all (but not less than all) their Shares together with any Third Party Transfer or the assignment of any of the New Options, LOS W shall not be entitled to exercise the Tag Along Right pursuant to Section 7.5 hereinafter.

For the sake of clarity, in the event TI and TII own more than 50% of the Company’s common share capital and decide to Transfer all their Shares, LOS W shall be entitled to exercise the Right of First Refusal or Tag Along Right pursuant to Section 7.5 hereinafter.

In the event that TII or any of its assignees exercise any of the New Option A, New Option B and/or New Option C and the Transfer of the New Option A Shares, New Option B Shares and/or New Option C Shares, as applicable, is not consummated due to any action or omission of Los W and the Newcos or any of their Affiliates, Los W or the Newcos shall not be entitled to exercise any Right of First Refusal or Tag Along Right pursuant to Section 7.5 hereinafter with respect to the Transfer, if any, of all the Shares of TI and TII to any Third Party.

7.2
Notwithstanding anything to the contrary in this Agreement, any Party, other than TI or TII shall always be prevented from directly or indirectly assigning, Transferring or otherwise disposing any of its Shares and/or right to Shares to any Telecom Competitor as well as from directly or indirectly assigning, Transferring or otherwise granting any of its rights and/or obligations under this Agreement to any Telecom Competitor, without the prior written consent of TI.

7.3
Notwithstanding anything to the contrary in this Agreement, and subject to the fulfilment of the provisions of this Article 7, no direct or indirect Transfer of any Shares, including Transfer to Affiliates, shall be permitted unless (i) prior to such Transfer, the transferee executes and delivers a counterpart copy of this Agreement or otherwise agrees to be bound by the terms and conditions hereof to the transferring Party by executing and delivering a Deed of Adherence to the other Parties; (ii) such Transfer would not result in a breach of any provision of this Agreement applicable to the transferring Party and (iii) all Authorizations required to be obtained prior to the completion of such Transfer, if any, have been obtained.

7.4
Notwithstanding anything to the contrary in this Agreement, but subject to Section 7.1 and 7.2  hereinabove, each of LOS W, TI and TII shall be entitled, upon prior written notice to the other Party, to Transfer all, but not less than all, of its Shares to any of its Affiliate; provided that prior to such transfer, the Affiliate agrees in writing with each of LOS W, TI and TII to transfer such Shares back to the transferring Party (and the transferring Party shall buy back such Shares) immediately in the event that such Affiliate ceases to be an Affiliate of the transferring Party, and Section 7.3 and all other applicable provisions hereof shall be complied with. Notwithstanding any such Transfer, unless otherwise agreed by the non-transferring Party, the transferring Party shall unconditionally guarantee all the obligations of the Affiliate under this Agreement in form and substance reasonably satisfactory to the non-transferring Party.

7.5
A Party shall be permitted to Transfer, directly or indirectly, Shares to a Third Party only if it is a Transfer of all -but not less than all- the Shares owned by such Selling Party, and further provided that:

(i)
In case a Party (the "Selling Party") intends to Transfer its Shares and receives a bona fide offer (solicited or unsolicited) in writing (a "Bona Fide Offer") from any no Affiliated third party (the “Third Party”), which Bona Fide Offer shall provide for the purchase of all (but not part) of the Selling Party's Shares (the "Transfer Shares") in exchange for the consideration specified therein, the Selling Party shall first give written notice (the "Transfer Notice") to the other Parties that are not an Affiliate of the Selling Party thereof (each of such other Parties, a "Non-Selling Party" and collectively the “Non-Selling Parties”) stating (1) the Selling Party's intention to transfer the Transfer Shares pursuant to the Bona Fide Offer, (2) the number of Transfer Shares, (3) the name and address of the Third Party together with the name and address of the ultimate Controlling entity/ies of such Third Party, and (4)  the offered purchase price per share of the Transfer Shares, expressed solely as USD amount, and the manner of payment thereof (which shall be solely in the form of cash or other form of payment in immediately available funds) and thereafter such other information regarding the Bona Fide Offer and the Third Party as each of the Non-Selling Parties may reasonably request. The Transfer Notice shall be accompanied by a copy of the Bona Fide Offer, which shall be in writing and signed by the Third Party and by a guaranty or letter of credit of the Selling Party in form and substance reasonably satisfactory to each Non Selling Party for an aggregate amount equal to five percent (5%) of the aggregate proposed purchase price (“Closing Guaranty”), which Closing Guaranty may be drawn upon by each of the Non Selling Parties, proportionally to its participation in the Company, or entirely if there is only one Non Selling Party, in the event that, after the failure of each of the Non Selling Parties to exercise its respective Right of First Refusal, as defined hereinafter, the sale of the Transfer Shares to the Third Party is not consummated in accordance with the terms of this Article 7.

(ii)
Each Non-Selling Party shall have the irrevocable right but not the obligation, to purchase the Transfer Shares. Such option (the "Right of First Refusal") shall be exercised by notifying the Selling Party within ninety (90) days from receipt of the Transfer Notice. In the event that more than one Non Selling Party decides to exercise its Right of First Refusal, each of such Non Selling Parties so deciding shall have the right to purchase pursuant to the exercise of the Right of First Refusal a part of the Transfer Shares proportional to its participation in the Company, provided however that the irrevocable decision to purchase pursuant to the Right of First Refusal as set forth above, shall be notified in writing to the Selling Party in the notice hereunder within the abovementioned ninety (90) days period. Failure by a Non-Selling Party to deliver the notice hereunder shall be deemed an election not to exercise its Right of First Refusal. In case any Non-Selling Party elects not to exercise its Right of First Refusal or a Non-Selling Party exercises such a Right of First Refusal but the sale of the Transfer Shares is not consummated as provided herein based on actions or inactions of such Non-Selling Party, each of the other Non Selling Parties shall proportionally (or entirely if there is only one Non-Selling Party) purchase pursuant to its exercise of the Right of First Refusal all the Transfer Shares which will not be purchased by the Non Selling Party electing not to exercise the Right of First Refusal or who fails to purchase the corresponding Transfer Shares.

(iii)
In the event that a Non-Selling Party elects to exercise the Right of First Refusal or Tag Along Right the Selling Party shall effect the proposed transfer with respect to the Transfer Shares on the terms (as regards price per Share and method of payment) set  forth  in  the  Transfer  Notice  and  the  transfer  of  Transfer  Shares  to  the corresponding Non-Selling Party shall take place on or before the 120th day following receipt of the Transfer Notice or, if such transfer is subject to any Authorization required to be obtained prior to such Transfer, within thirty (30) days from the obtainment of the latest of such Authorization/s, (which shall be promptly requested) and in any event within 12 months after the date of submission of the Transfer Notice (the "Shareholders Closing"), when the Selling Party shall deliver to such Non-Selling Party the certificate or certificates representing the Transfer Shares, if any, and, in addition, the Share transfer form duly signed by an authorized officer of the Selling Party, against delivery by the Non-Selling Party of the purchase price thereof as specified in the Transfer Notice. It is understood that (x) if TI and TII are the Non-Selling Party, the Right of First Refusal may be exercised jointly or individually by them or by any Third Party as TI may indicated in writing to the Selling Party, in the proportion indicated by TI to the Selling Party, to the extent in any event all – but not less than all – the Transfer Shares are acquired, and (y) if TI and TII are the Selling Party, the Non-Selling Parties for purposes of this Section 7 shall be solely the other direct shareholders of the Company.

(iv)
Unless otherwise provided hereunder, each Non-Selling Party (other than TI and/or TII) shall also have the irrevocable and exclusive option, but not the obligation, to sell to the Third Party, all and not less than all of the Shares owned by such Non Selling Party (the “Tag Along Right"), in which case the Selling Party shall ensure that, if the Third Party acquires the Transfer Shares, such Third Party shall acquire the Shares of any Non Selling Party exercising the Tag Along Right at a price per Share equal to the price per Share and on the same terms and conditions indicated in the Transfer Notice, provided however that if TI and TII are the Selling Party, the Non-Selling Parties exercising the Tag Along Right shall receive a price per Share equal to the greater of i) the price per Share resulting from the value of one hundred per cent of the Company share capital as calculated in Appendix A (“Sofora Fair Market Value”) multiplied by the Economic Interest (as defined in Appendix A)of the Non-Selling Parties in the Company (“Non Selling Parties Economic Interest”), and divided by the number of shares of the Company owned by the Non Selling Parties or (ii) the price per Share resulting from the value of one hundred per cent of the Company share capital calculated as the price offered in the Bona Fide Offer for the acquisition of the Selling Party shares divided by the Selling Party Stake (as defined in Appendix A), multiplied by the Non Selling Parties Stake (as defined in Appendix A) and divided by the number of shares of the Company owned by the Non Selling Parties. TI and TII shall deliver, attached to the Transfer Notice, the determination of the price per Share at which the Non-Selling Parties have the right to exercise the Tag Along Right. Such price per Share shall be determined in accordance with the procedure described above by an independent advisor, which shall be Deutsche Bank or any successor thereof or, should Deutsche Bank or any successor thereof not accept to act as independent advisor or otherwise be or become unavailable, JP Morgan or any successor thereof. The Parties acknowledge and agree further that the determination of such price per Share made by such independent advisor shall be final, binding and non-appealable among the Parties absent manifest error and each of them hereby irrevocably and unconditionally waives and renounces to any and all rights, claims or demands it has or may have, and agree not to commence any arbitration, suit, action or other proceeding, against the decision of such independent advisor. The Tag Along Right shall be exercised by notifying the Selling Party within sixty (60) days of receipt of the Transfer Notice by the Non-Selling Party. Failure by the Non-Selling Party to deliver the notice hereunder shall be deemed an election not to exercise the Tag Along Right.

(v)
In the event that one or more of the Non-Selling Parties elects to exercise the Tag Along Right, the Selling Party may, upon expiration of the sixty (60) calendar days period above mentioned, accept the Bona Fide Offer, by providing the Third Party with the details of the Non-Selling Party/ies, who has/ve exercised the Tag Along Right and giving copy of such acceptance to the Non-Selling Party/ies.

(vi)
In the event that one or more of the Non-Selling Parties elects to exercise the Right of First Refusal and the other Non-Selling Party/ies elect/s to exercise the Tag Along Right, the Non-Selling Party/ies who are exercising the Right of First Refusal shall purchase, proportionally to their participation, or totally in case only one Non-Selling Party elects to exercise the Right of First Refusal or if for any reason whatsoever remains as the sole Non-Selling Party, the Shares of such Non-Selling Party/ies exercising the Tag Along Right in addition to the Transfer Shares.

(vii)	In the event that none of the Non-Selling Parties exercises such a Right of First Refusal or Tag Along Right but the Transfer of the Transfer Share is not

consummated as provided herein based on actions or inactions of each of the Non-Selling Parties or due to the failure to obtain the required Authorizations within the period detailed in Section 7.5.(iii) (the date of the occurrence of either of such events being the “Non-Selling Party Termination Date”), then the Selling Party shall be free to sell to the Third Party all the Transfer Shares (in whole and not a part thereof) on the terms set forth in the Bona Fide Offer; provided, however, that all other restrictions or requirements applicable to such Transfer set forth in this Agreement have been satisfied. If such Transfer to the Third Party is not consummated within sixty (60) days from the Non-Selling Party Termination Date or if such sale is subject to any Authorization required to be obtained prior to the Transfer of the Transfer Shares, within thirty (30) days from the obtainment of the last of such Authorization/s, which shall be promptly requested, without prejudice to the right of the Non-Selling Parties to draw upon the Closing Guaranty, the Transfer of the Transfer Shares shall once again become subject to the restrictions of this Section 7.

7.6
Notwithstanding anything to the contrary contained herein, in the event that TI and TII intend to Transfer to Third Party(ies) all –but not less than all- their Shares, together with all the Shares of the other Parties, then TI or TII shall have the right to send a written notice (the “Drag Notice”) requesting to the other Parties to sell their respective Shares. Upon receipt of the Drag Notice, the Parties, other than TI and TII, shall be obliged to sell, the totality of their respective Shares to such Third Party(ies), jointly with TI and TII, without prejudice to the right of TII to Transfer the Options, at a price per Share equal to the greater of i) the price per Share resulting from the Sofora Fair Market Value, as calculated in Appendix A, multiplied by the Non Selling Parties Economic Interest and divided by the number of shares of the Company owned by the Non Selling Parties or ii) the price per Share calculated as the equity value of one hundred percent of the share capital of the Company as indicated in the Bona Fide Offer, multiplied by the Non Selling Parties Stake (as defined in Appendix A) and divided by the number of shares of the Company owned by the Non Selling Parties. Attached to the Drag Notice, TI and TII shall deliver the determination of the price per Share for the Parties, other than TI and TII, in accordance with the procedure described above, by an independent advisor, which shall be Deutsche Bank or any successor thereof or, should Deutsche Bank or any successor thereof not accept to act as independent advisor or otherwise be or become unavailable, JP Morgan or any successor thereof. The Parties acknowledge and agree further that the determination of such price per Share made by such independent advisor shall be final, binding and non-appealable among the Parties absent manifest error and each of them hereby irrevocably and unconditionally waives and renounces to any and all rights, claims or demands it has or may have, and agree not to commence any arbitration, suit, action or other proceeding, against the decision of such independent advisor. (“Drag Along Right”). TI and TII shall effect the Transfer of Shares pursuant to the Drag Notice on or before 120th day following the sending of the Drag Notice or, if such transfer is subject to any Authorization, required to be obtained prior to the Transfer of Shares, within sixty (60) days from the obtainment of the latest of such Authorizations.

All the Parties shall cooperate in good faith with TI and TII in connection with the consummation of the Transfer of all the Shares of the Company under the Drag Notice. Each Party shall take all actions necessary and desirable in connection with the consummation of the transaction under the Drag Notice, including the voting of Shares, or causing the voting of Shares to approve the transaction under the Drag Notice, the execution of such agreements and instruments and other actions necessary to provide the representations, warranties, indemnities, covenants, conditions, escrow agreement and other provisions and agreements relating thereto. Notwithstanding the foregoing, the Parties other than TI and TII shall only grant limited representations, ((i) organization, ownership free of any encumbrances of Shares to be transferred to the Third-Party, (ii) its authority to transfer its Shares to the Third-Party, and (iii) the non-violation by such Transfer of any Applicable Law or contractual restriction, in each case binding upon the Non-Selling Party) and warranties and covenants to the Third-Party, reasonably customary for transaction of this kind. Each Party shall make all required filings and applications to the Secom, Antitrust Authority and any other competent Governmental Entity and cooperate in the obtainment of any required Authorization.

Upon the closing of the transaction under any Drag Notice, each Shareholder shall deliver at such closing, against payment of the purchase price therefore, certificates or other instruments representing or evidencing the relevant Shares to be sold, duly endorsed for transfer, and evidence of good title to the Shares to be sold and the absence of Liens with respect thereto and such other reasonable matters as are deemed necessary by TI and TII for the proper Transfer of such Shares for the benefit of the Third Party(ies).

In the event of exercise by TI or TII of its Drag Along Right under this Section 7.6, the Right of First Refusal and the Tag Along Right of the other Parties, as set forth in Section

7.5 shall not apply and this Agreement shall immediately and fully terminate upon the sale of all the Shares of the Parties to the Third Party(ies) under the Drag Notice.

In case of failure by the Parties, other than TI and TII, to Transfer their Shares pursuant to this Section 7.6, upon exercise of the Drag Along Right by TI or TII, TI and TII shall be free to Transfer without any restriction their Shares to the Third Party(ies), without prejudice to the liability of the other Parties vis-à-vis TI and TII for breach of the provisions hereunder and any other remedy available to TI and TII under the Law, the By-laws or this Agreement.

7.7.
No Party shall subject to any Lien its Shares of the Company or the rights and obligations arising therefrom without the prior written consent of the other Parties, provided however that, should the written consent be obtained, the transfer of Shares subject to such Lien upon foreclosure thereof must be made subject to all of the transfer restrictions set forth in this Article 7.

7.8
The Parties shall not make any direct or indirect Transfer of their Shares unless such Transfer is made in compliance with this Article 7. Any Transfer made without fulfilling this Article 7 shall be null and void, shall not be recognized or given effect by the Parties, and shall be deemed a breach of this Agreement. For avoidance of doubt, Article 7 shall not apply to any direct or indirect Transfer of the shares of TI or TII.

7.9
LOS W Controlling Shareholder shall be entitled to, upon prior notice to the Company and to TI, to Transfer their respective shares in LOS W between or among themselves and their mandatory heirs (herederos forzosos) upon succesion (and only in this case), without being subject to the obligations and restrictions set forth in Section 7 herein, subject in all cases to Section 7.3., provided however that no Transfer to a third party will be valid without the prior approval of TI.

7.10
The Parties agree to register in the stock ledger of the Company and in the certificates representing the shares of the Company the following legend: “THE TRANSFER OF THE SHARES OF THE COMPANY IS SUBJECT TO THE TERMS AND CONDITIONS OF THE ESTATUTOS SOCIALES OF THE COMPANY AND OF 2010 AMENDED AND RESTATED SHAREHOLDERS AGREEMENT AND, ONLY WITH RESPECT TO LOS W AND NEWCO SHARES, THE NEW CALL OPTION AGREEMENT, BOTH DATED AS OF August 5rd 2010, BETWEEN TELECOM ITALIA S.P.A.; TELECOM ITALIA INTERNATIONAL N.V.;

W DE ARGENTINA – INVERSIONES S.L.; LOS W S.A.; DANIEL WERTHEIN, ADRIÁN WERTHEIN, GERARDO WERTHEIN AND DARÍO WERTHEIN, WAI INVESTMENTS I, LLC, WAI INVESTMENTS I, LLC” (“La transferencia de las acciones de la companía está sujeta a los términos y condiciones de los estatutos sociales de la companía y al acuerdo de accionistas y solo para las acciones de Los W y las Newcos, al contrato de opción, ambos de fecha 5 de agosto de 2010, entre Telecom Italia S.p.A.; Telecom Italia International N.V.; W de Argentina – Inversiones S.L.; Los W S.A.; Daniel Werthein, Adrián Werthein, Gerardo Werthein y Darío Werthein, WAI Investments I LLC and WAI Investments II LLC ”).

8.	CERTAIN DUTIES AND OBLIGATIONS OF THE PARTIES

8.1.
LOS W Guarantor Company and the LOS W Controlling Shareholders execute this Agreement hereby agreeing to be liable jointly and severally as co-obligors with LOS W and the Newcos, and with each other, and individually, to be fully answerable, as primary obligor, for the due performance of the obligations and liabilities imposed directly or indirectly on LOS W or the Newcos by this Agreement, its Exhibits, its Appendixes or any instruments or agreements referred to herein or therein.

Accordingly, it is expressly agreed and understood that (i) each of the TI and TII shall be entitled at its sole discretion to claim from any of the LOS W Guarantor Company and the LOS W Controlling Shareholders the full performance of any obligation assumed by LOS W or the Newcos hereunder; (ii) any breach by LOS W or the Newcos to any obligation assumed by it hereunder shall be deemed as a direct breach by each of the LOS W Guarantor Company and the LOS W Controlling Shareholders of the obligations assumed hereunder; and (iii) any waiver by any of the LOS W Guarantor Company and the LOS W Controlling Shareholders and/or LOS W and/or the Newcos to any remedy, right or legal defense shall be deemed as a waiver by each of the LOS W Guarantor Company and the LOS W Controlling Shareholders and LOS W and the Newcos to such remedy, right or legal defense.

It is expressly agreed and understood that the joint and several liability of the LOS W Guarantor Company, the LOS W Controlling Shareholders and LOS W and the Newcos shall not be affected, limited or terminated by virtue of the winding-up, liquidation, dissolution or other incapacity of LOS W Guarantor Company or LOS W or the Newco or any change in the status, control or ownership of the same.

8.2.
LOS W Guarantor Company and the LOS W Controlling Shareholders joint and several liability hereunder will extend to any of the obligations and liabilities howsoever created, arising or evidenced, whether direct or indirect, absolute or contingent, now or hereafter existing, or due or to become due or imposed directly or indirectly on LOS W or the Newcos by this Agreement, its Exhibits, its Appendixes or any instruments or agreements referred to herein or therein. The obligation of the LOS W Guarantor Company and the LOS W Controlling Shareholders hereunder is joint and several —in solidum— pursuant to Article 699 of the Argentine Civil Code, irrespective of any other circumstance whatsoever which might otherwise constitute a legal or equitable discharge or defense of a joint and several co-obligor, it being the intent of this Article 8 that the obligations of the LOS W Guarantor Company and the LOS W Controlling Shareholders hereunder shall be absolute, irrevocable and unconditional, joint and several, under any and all circumstances. LOS W Guarantor Company and the LOS W Controlling Shareholders hereby expressly waive diligence, presentment, demand of fulfillment and all notices whatsoever, and any requirement that TI or TII exhaust any right, power or remedy or proceed against LOS W, the Newco or against any other Person.

9.	CORPORATE ACTIONS

9.1	Upon the effectiveness of this Agreement the Parties agree and undertake to immediately take the following actions:

(i)
cause the Company, Nortel, Telecom Argentina, Telecom Personal and any Subsidiaries to promptly call the respective Shareholders’ Meetings and Board of Directors’ Meetings in order to implement the governance provisions set out in Article 3 above and/or 13 below;

(ii)
cause the Company, Nortel, Telecom Argentina, Telecom Personal and any Subsidiaries to promptly amend, if necessary, its respective By-laws in order to reflect, the number of the members of the respective Board of Directors as set forth in Article 3 above and/or 13 below and the respective term in office, and with respect to the Company only, to include the arbitration clause set forth in Article 20 hereof to solve any dispute arising under the By-laws in accordance with the text attached hereto as Appendix C to this Agreement. ;

(iii)	cause the Company, Nortel and Telecom Personal and the Subsidiaries to promptly amend their respective By-laws in order to include the possibility that the meetings of the respective Board of Directors may be held through video conference if any of the members of the relevant Board of Directors so requests,

(iv)	cause the Company, Nortel, Telecom Argentina and any of their Subsidiary to promptly amend their respective By-laws in order to fully comply with all the provisions of this Agreement,

(v)
Cause Nortel and Telecom Argentina to adopt, in the first meeting of the relevant Board of Directors after the date hereof, any decision needed to reflect the rules and functions of the Consejo de Dirección, the Regulatory Compliance Committee and the Comité de Auditoria in strict compliance with Sections 3.3.7, 3.4.6, 3.4.7 and 3.4.8 hereof and provided that such decisions shall not be a Supermajority Matter for purposes of this Agreement, and

(vi)
cause the Company to, in the first meeting of the relevant Board of Directors after the date hereof, (i) acknowledge the execution of this Agreement; (ii) agree to be abide by the terms hereof; and (iii) register in the stock ledger of the Company the legend provided for in Section 7.10. herein .

10.	EVENT OF DEFAULT

10.1
Failure to comply with the provisions set forth in Sections 2, 3, 4, 7, 8, 9, 13, 20, and 24 due to action or omission of any Party shall constitute an event of default of such non complying Party (“Event of Default”). In the event that LOS W, on the one hand, or TI and/or TII, on the other hand, commit an Event of Default, LOS W or its assignees ( in case of an Event of Default of TI and/or TII) or TI and/or TII or its assignees (in case of an Event of Default of LOS W) (respectively, as the case may be, the “Non Defaulting Shareholder”) shall have an irrevocable right, but not the obligation, to (i) buy from the other Party (“Share Purchase Option”) or (ii) sell to the other Party (“Share Sale Option”) in accordance with the terms set forth below, all and not less than all of the Shares then owned (whether directly or indirectly) by LOS W, or TI and TII, as the case may be.

10.2
The Share Purchase Option or the Share Sale Option may only be exercised after the occurrence of any of the Event of Default and notice of such exercise must be delivered in writing by the Non Defaulting Shareholder to the other Party, provided however that the Non Defaulting Shareholder shall grant a cure period of fifteen (15) days from the date in which such notice has been sent (“Cure Period”), and provided that failure of the Non Defaulting Shareholder to exercise its rights under this Section with respect to any Event of Default shall not constitute a waiver of such rights with respect to any subsequent Event of Default.

10.3
The price of the Share Purchase Option (hereinafter, the “Purchase Price”) shall be equal to the Fair Market Value of the Shares sold (as defined in Section 10.9 below) minus ten percent (10%) and the price of the Share Sale Option (hereinafter the “Sale Price”) shall be equal to Fair Market Value of the Shares sold plus ten percent (10%).

10.4
In the event a Non Defaulting Shareholder is exercising rights under the Share Purchase Option and the Event of Default has not been cured within the Cure Period by the Party which is not the Non Defaulting Shareholder, the Non Defaulting Shareholder must pay the Purchase Price of the Shares being purchased to the Party, whichever is not the Non Defaulting Shareholder (such Shareholder, the "Shareholder-at-Fault") within thirty (30) days after final determination of the Fair Market Value of the Shares. In the event a Non Defaulting Shareholder is exercising rights under the Share Sale Option, the Shareholder-at-Fault must pay the Sale Price for the Shares of LOS W (in the case that LOS W is the Non Defaulting Shareholder) or the Shares of TI and TII (in the case that TI and TII are the Non Defaulting Shareholder) within thirty (30) days after determination of the Fair Market Value of the Shares. In both cases, all amounts shall be indexed for inflation as determined, as from the date the Fair Market Value of the Shares of the Company is determined, in accordance with the applicable index to be mutually agreed between LOS W and TI and TII, and in the absence of agreement between said Parties, that index determined by the Non Defaulting Shareholder auditors. In the event selling Shareholder happens to be TI and TII, the Sale Price shall be remitted abroad as indicated by TI and TII and paid to TI and TII in U.S. Dollars. Upon payment of the Purchase Price or Sale Price, as applicable, the Non Defaulting Shareholder, and other appropriate Shareholders, shall execute the applicable corporate books and registries of the Company and any other corporate documents or instruments reflecting the assignment and transfer of the applicable Shares to the Non Defaulting Shareholder in accordance herewith, or the assignment and transfer of all of the Non Defaulting Shareholder's Shares to the applicable Shareholder in accordance herewith.

10.5	Each Party shall pay and shall be subject to all taxes imposed on it by applicable laws and regulations on the sale, assignment and transfer of the Company's Shares described in this Section 10.

10.6
In the event an assignment and transfer of Shares takes place under the provisions of this Section 10, this Agreement shall be terminated in relation to the selling Shareholder and shall produce no further effects thereafter, except that such termination shall in no way operate to impair, exclude or destroy any other rights or remedies of any Party under this Agreement, nor shall it relieve any Party, or Company of its obligations to comply with any of the provisions of this Agreement, which obligations have accrued prior to the effective date of termination or which are expressly stated to survive termination or which, by their very nature, are intended to survive termination.

10.7
The Parties and their respective successors under whatever title shall not invoke any provision of this Agreement or of any other agreement or instrument, to hinder, thwart or in any way prevent the sale, assignment and transfer of Shares provided for in this Section or any other Section from being fully carried out and the sale, assignment and transfer of shares being duly formalized. Moreover, the selling Shareholders shall deliver to the purchasing Shareholders good title, free and clear of any liens, claims, charges, encumbrances, security interests or options of whatever kind, to its shares and shall transfer all rights inherent to them such as voting rights, profits, dividends, bonuses and preferences. Selling Shareholders and their respective successors shall be liable for all and any obligations or liabilities inherent or related to the Shares prior to their final sale, assignment and transfer to purchasing Shareholders.

10.8
In case the Non Defaulting Shareholder exercises the Share Purchase Option or the Share Sale Option, as the case may be, the provisions of this Section shall expressively survive the termination of this Agreement until the transactions contemplated herein are fully completed.

10.9
"Fair Market Value" of the Shares sold shall mean, at any time, the fair market value per Share of Sofora, as of the last day of the month prior to the date in which a notice for a Share Purchase Option or a Share Sale Option is send hereunder, multiplied by the number of Shares held by the selling Shareholder. The fair market value should be calculated on the basis of the formula described in Appendix A. Attached to notice of the exercise of the Share Purchase Option or Share Sale Option, as applicable, the Non Defaulting Shareholder shall deliver the determination of the Fair Market Value of the Shares to be sold in accordance with the procedure described above, by an independent advisor, which shall be Deutsche Bank or any successor thereof or, should Deutsche Bank or any successor thereof not accept to act as independent advisor or otherwise be or become unavailable, JP Morgan or any successor thereof.. The Parties acknowledge and agree further that the determination of such price per Share made by such independent advisor shall be final, binding and non-appealable among the Parties absent manifest error and each of them hereby irrevocably and unconditionally waives and renounces to any and all rights, claims or demands it has or may have, and agree not to commence any arbitration, suit, action or other proceeding, against the decision of such independent advisor.

10.10
For the avoidance of doubt, the Share Purchase Option or the Share Sale Option shall be available in addition to, and shall in no way limit, any other right or remedy available to the Non-Defaulting Shareholder pursuant to this Agreement or elsewhere and under applicable Law.

10.11
In case of failure to comply with the any provision of this Agreement by any Party, which does not constitute an Event of Default of such non complying Party, the non-defaulting Parties shall be entitled to all rights and remedies available under this Agreement or elsewhere and under applicable Law.

11.	AUTHORIZATIONS AND COOPERATION

11.1
The Parties agree to co-operate, in good faith, to obtain and maintain the necessary Authorizations from the appropriate Argentine authorities and/or any other Governmental Authority and to be in full compliance with conditions of issuance (Condiciones de Emision de Acciones Preferidas) of the preferred A and B shares of Nortel.

11.2
During the time period necessary for the said Authorizations, approvals and compliance, the Parties will carry on the management of the Telecom Argentina Group in a way as to keep the relevant activities at the lowest possible profile compatible with the duties of the directors and managers of Telecom Argentina, without however breaching any obligations provided for by any licenses and related regulatory documentation granted to Telecom Argentina Group.

11.3
Each Party undertakes to cooperate with the other Parties in the defense before any Governmental Entity in case any claim, action or administrative proceeding is brought by any Person or Governmental Entity or any Law or Order is issued or enacted which may limit, restrict or suspend the rights of the other Parties under this Agreement (“Restricting Law or Order”) and, in such case, the Parties agree to take any and all lawful actions so that the other Parties rights are not affected or impaired in any manner whatsoever by any such claim, action, proceeding or Restriction Law or Order, including to vote their Shares and to cause their Representatives to vote in the companies of the Telecom Argentina Group to such effect or to stipulate new legally valid and enforceable provisions to preserve the rights of the other Parties.

12.	ISSUANCE OF COMPANY NEW SHARES

12.1
The Parties shall have a pro rata pre-emptive right to subscribe to any or all additional issues of shares of the Company or any securities of the Company whether convertible into such shares or not, unless otherwise decided by the Shareholders Meeting under Section 197 of the ACL This Agreement comprises the shares issued by the Company currently owned by the Parties and shall extend to any other share of the Company that any Party may acquire in any way or title during the effectiveness of this Agreement or may receive by substitution or otherwise during the effectiveness of this Agreement.

ARTICLE 13 - PARTIES’ PARTICIPATION IN TELECOM ARGENTINA GROUP

13.1
Without prejudice to Section 13.2 below, with respect to LOS W direct or indirect participation in the Company (“LOS W Shares”) common share capital, the following provisions under this Article 13 shall apply, as long as the participation held collectively by TI and TII in the Company share capital is at least equal to the participation held by LOS W. Should the participation collectively held by TI and TII decrease to a participation lower than the participation held by LOS W, this Article 13 shall apply mutatis mutandis.

13.2	Notwithstanding anything to the contrary contained in Article 3 of this Agreement, in the event TI and TII hold in aggregate a participation in the Company higher than 50% of the

Company’s share capital, TI shall be entitled to nominate the absolute majority of all the Corporate Bodies of the Telecom Argentina Group and the composition of the Board of Directors of the companies of Telecom Argentina Group shall be modified as follows:

(a)	Company Board of Directors: six (6) members, of which four (4), together with their alternates, shall be nominated by TI and two (2), together with their alternates, shall be nominated by LOS W.

(b)
Nortel Board of Directors: seven (7) members, six (6) of which, together with their alternates, nominated by the Company, and one (1), together with his alternate, nominated by the Preferred A Shareholders and/or Preferred B Shareholders of Nortel – should the Preferred A Shareholders and/or Preferred B Shareholders, as the case may be, have the right to nominate a Representative in Nortel’s Board of Directors. The abovementioned six (6) members nominated by the Company shall be designated as follows: four (4) members, together with their alternates, shall be nominated by TI, out of which one (1) regular and one (1) alternate shall qualify as independent director pursuant to NYSE Rules and two (2) members, together with their alternates, shall be nominated by LOS W, out of which one (1) regular and one (1) alternate shall qualify as independent director pursuant to Argentinean Law. In the event the Preferred A Shareholders and/or Preferred B Shareholders lose their right to designate a Representative in Nortel Board of Directors, TI and LOS W shall acquire the right to jointly designate such board member - who will be an independent director pursuant to Argentinean Law. In case of failure by TI and LOS W to agree on such Joint Member, the latter shall be nominated by the Company.

(c)
Telecom Argentina Board of Directors: seven (7) members, six (6) of which, together with their alternates, nominated by Nortel or the Company, as the case maybe after the Consolidation if any, and one (1), together with his alternate, nominated by the minority shareholders of Telecom Argentina should the minority shareholders have the right to nominate a Representative in Telecom Argentina’s Board of Directors. The abovementioned six (6) members nominated by Nortel or the Company, as the case maybe after the Consolidation if any, shall be designated as follows: four (4) members together with their alternates, shall be nominated by TI, out of which one (1) regular and one (1) alternate shall qualify as independent director pursuant to NYSE Rules and two (2) members, together with their alternates, shall be nominated by LOS W, out of which one (1) regular and one (1) alternate shall qualify as independent director pursuant to Argentinean Law. In the event the minority shareholders do not have the right to, or lose their right to, nominate a Representative in Telecom Argentina’s Board of Directors, such member together with his alternate - who will be an independent director pursuant to Argentinean Law

– shall be nominated jointly by TI and LOS W. In case of failure by TI and LOS W to agree on such Joint Member, the latter shall be nominated by Nortel or the Company, as the case maybe after the Consolidation if any.

In case the other shareholders of Telecom Argentina, other than the Parties, are entitled to appoint more than one (1) board member, then the board composition of Telecom Argentina shall be modified so that TI shall be entitled to nominate the absolute majority of the members of the Board of Directors of Telecom Argentina. In case the minority shareholders of Telecom Argentina notify the request, pursuant to art. 263 of the ACL, to elect members of the Board of Directors of Telecom Argentina by way of cumulative vote, in advance of the Shareholders’ Meeting which will be held for the appointment of the members of the Telecom Argentina Board of Directors, the Parties shall cause Nortel or the Company, as the case maybe after the Consolidation if any, to propose and resolve, in such Shareholders’ Meeting, that the Board of Directors of Telecom Argentina shall be composed of eleven (11) members, and the following nomination procedure shall apply.

(i) In case the minority shareholders of Telecom Argentina succeed in nominating one (1) member of the Board of Directors through the exercise of the cumulative vote, Nortel or the Company, as the case maybe after the Consolidation if any shall, and the Parties shall cause Nortel or the Company, as the case maybe after the Consolidation if any, to nominate ten (10) members, nominated as follows: (i) six (6), together with their alternates, shall be nominated by TI, out of which one (1) member and its alternate shall qualify as independent directors pursuant to Argentinean Law and one (1) member and its alternate shall qualify as independent directors pursuant to NYSE Rules, while (ii) the remaining four (4) members, together with their alternates, shall be nominated by LOS W, out of which one (1) member shall qualify as independent director pursuant to Argentinean Law. In the event the member nominated by the minority shareholders does not qualify as independent director pursuant to Argentinean Law, two (2) of the members nominated by LOS W shall qualify as independent directors pursuant to Argentinean Law.

(ii)  In case the minority shareholders succeed in appointing two (2) members of the Board of Directors through the exercise of the cumulative vote, Nortel or the Company, as the case maybe after the Consolidation if any, shall, and the Parties shall cause Nortel or the Company, as the case maybe after the Consolidation if any, to nominate nine (9) members, nominated as follows: (i) six (6), together with their alternates, shall be nominated by TI, out of which one (1) member and its alternate shall qualify as independent directors pursuant to Argentinean Law and one (1) member and its alternate shall qualify as independent directors pursuant to NYSE Rules, while (ii) the remaining three (3) members, together with their alternates, shall be nominated by LOS W, out of which one (1) member together with its alternate shall qualify as independent directors pursuant to Argentinean Law. In the event none of the members nominated by the minority shareholders qualify as independent director pursuant to Argentinean Law, two (2) of the members nominated by LOS W shall qualify as independent directors pursuant to Argentinean Law.

(iii)  In case the minority shareholders succeed in appointing three (3) members of the Board of Directors through the exercise of the cumulative vote, Nortel or the Company, as the case maybe after the Consolidation if any, shall, and the Parties shall cause Nortel or the Company, as the case maybe after the Consolidation if any, to nominate eight (8) members, nominated as follows: (i) six (6), together with their alternates, shall be nominated by TI, out of which one (1) member and its alternate shall qualify as independent directors pursuant to Argentinean Law and one (1) member and its alternate shall qualify as independent directors pursuant to NYSE Rules, while (ii) the remaining two (2) members, together with their alternates, shall be nominated by LOS W, out of which one (1) member together with its alternate shall qualify as independent directors pursuant to Argentinean Law. In the event none of the members nominated by the minority shareholders qualify as independent director pursuant to Argentinean Law, two (2) of the members nominated by LOS W shall qualify as independent directors pursuant to Argentinean Law.

(d)
The Subsidiaries Board of Directors composition shall reflect proportionally (without contemplating the exercise of cumulative voting by minority shareholders) the composition of Telecom Argentina Board of Directors.

(e)	The officer of (i) institutional relations (Relaciones Istitucionales); and (ii) regulatory affairs (Marco Regulatorio) shall report to the Chief Executive Officer of Telecom Argentina.

In the event this Section 13.2 is applicable, (i) the Parties shall take any and all actions to modify the term in office of the members of the Board of Directors of the companies of the Telecom Argentina Group which shall be of three (3) years and to amend accordingly the By Laws of the companies of the Telecom Argentina Group; and (ii) the functions of the Vice President of Telecom Argentina under Section 3.1.2. shall be thereafter exercised by the Consejo de Direccion pursuant to Section 3.4.8. of this Agreement.

For the purpose herein, whenever necessary LOS W shall cause the prompt resignation of any of its Representatives and nominees.

13.3	In the event LOS W Shares are equal to a percentage between 50% minus one share and 39%, included, of the Company common share capital:

(i) if TI and TII hold in aggregate a participation in the Company not higher than 50% of the Company’s share capital, and any Additional Shareholder or the New Partner/s, as the case may be, adhered to this Agreement and such Additional Shareholder or the New Partner holds individually a participation in the Company of at least 9%, Article 3 of this Agreement shall apply, provided that the Board of Directors of the Company shall be composed of eight (8) members, of which four (4), together with their alternates, shall be nominated by TI, three (3), together with their alternates, shall be nominated by LOS W, and one (1), together with its alternate, by the Additional Shareholder or the New Partner/s, as applicable;

provided, however, that its rights may not be exercised jointly by Additional Shareholders and the New Partners;

(ii)  if TI and TII hold in aggregate a participation in the Company higher than 50% of the Company’s share capital, and no Additional Shareholder nor New Partner/s, as the case may be, adhered to this Agreement, Section 13.2 hereinabove shall apply; and

(iii)  if TI and TII hold in aggregate a participation in the Company higher than 50% of the Company’s share capital, and any Additional Shareholder or New Partner/s, as the case may be, adhered to this Agreement and any such Additional Shareholder or the New Partner holds individually a participation in the Company of at least 9%, Section 13.2 hereinabove shall apply, provided that the Board of Directors of the Company shall be composed of eight (8) members, of which five (5), together with their alternates, shall be nominated by TI, two (2), together with their alternates, shall be nominated by LOS W, and one (1), together with its alternate, by the Additional Shareholder or the New Partner/s, as applicable; provided, however, that its rights may not be exercised jointly by Additional Shareholders or the New Partners.

13.4
In the event LOS W Shares are equal to a percentage between 39% minus one share and more than 24% of the Company common share capital, the board composition of the companies of Telecom Argentina Group shall be as set forth in Section 3 or shall modified as set forth in Section 13.2 above, if applicable, provided however that LOS W shall automatically lose (w) the right to nominate one (1) of the members of the Board of Directors it is entitled to nominate in any of the companies of the Telecom Argentina Group, (x) the veto rights on the Supermajority Matter set forth in Section 4.6  (ii), (vi), (viii), (xi), and (xii), and (y) the rights to nominate members of the Audit Committees and of the Internal Auditors of all the companies of Telecom Argentina Group and of the Regulatory Compliance Committee of Telecom Argentina, and shall maintain any and all obligation set forth herein, causing the prompt resignation of its Representatives under (w), and (y) above in any company of Telecom Argentina Group. The rights forgone by LOS W under (w), and (y) above shall be vested with the Additional Shareholder or the New Partner/s as the case may be, if any, or if there are no Additional Shareholder or New Partner/s, by TI.

13.5
In the event LOS W Shares are equal to a percentage of 24% or lower of the Company common voting share capital, then LOS W shall automatically lose any and all rights established under this Agreement and shall maintain any and all obligations set forth herein, causing (i) its Representative in the Company Shareholders’ Meeting to vote always in compliance with the previous written instructions notified by the Representatives of TI and (ii) the prompt resignation of any of its nominees in any company of Telecom Argentina Group, including all of its Representatives in any corporate bodies of Telecom Argentina Group. The above mentioned rights of nomination forgone by LOS W shall be vested with the Additional Shareholder or the New Partner/s, as the case may be, if any, or if there are no Additional Shareholder or New Partner/s, by TI.

13.6
Notwithstanding anything to the contrary contained in this Agreement, in the event that any Party sells its respective whole participation in the Company common share capital then it shall automatically lose any and all rights established under this Agreement and shall be replaced by the new shareholder, which shall assume, by entering into this Agreement with the other Parties, any and all rights and obligations pertaining to the relevant selling Party hereunder, provided that in case of the selling Party is LOS W, the new shareholder shall assume the rights and obligations pertaining to LOS W hereunder before such sale, including the veto rights on the Supermajority Matters set forth in section 4.6 (i), (ii), (iv), (v) (vii), (ix) and (xi) above, as well as, if consented by TI, on all the other Supermajority Matters set forth in Section 4.6. For the purpose hereof TI consent shall not be unreasonably withheld in case the new shareholder is a sound and reputable company or financial institution.

13.7
In the event set forth in section 13.6 above, LOS W shall cause the prompt resignation of any of its nominee in any company of Telecom Argentina Group, including all of its Representatives in any Corporate Bodies of Telecom Argentina Group.

ARTICLE 14 – CONFIDENTIALITY

14.1	Terms and conditions of this Agreement will be kept by each Party as strictly confidential. Information and documentation exchanged between the Parties will be kept confidential by each Party and only released within its organization and its employees who have a need to know it or use it in the performance of their assignments pursuant to this Agreement.

14.2	Each Party shall cause its employees who have to receive such information or have access thereto be properly advised of and be bound by that Party's confidentiality obligations.

14.3	The said information and documentation will be returned to the revealing Party on its request, in case of withdrawal of a Party from the Agreement.

14.4
The preceding provisions will not apply to (i) any request made to a Party by any public authority, provided that the Party so requested will give the other Party prompt notice thereof; and/or (ii) or to the disclosure to Governmental Entity responsible for regulating Argentinean public offering, Secom and Antitrust Approval or to any US securities market competent authority.

ARTICLE 15 – AUDIT RIGHTS

15.1
Upon written request of TI or LOS W, as the case may be, to the Chairman or Board of Directors, each Party shall have the right also through its Representatives, at least once a year, at its own expenses, to conduct an audit review on all documents, activities or materials relating to Company (including without limitation all of the company’s books, records and accounts) provided that the day to day management of such company is not affected. Such audit review may be performed by senior professionals of TI or LOS W, as the case may be, or exercised through an independent certified public accountant or other professional advisor designated by TI or LOS W, as the case may be, in a notice to the Chairman or other governing body of the company involved in the audit.

15.2
The company involved in the audit, shall in any case promptly provide to the requesting party all documents or materials relating to it as the preceding paragraph and with the information necessary for such requesting party to comply with tax laws applicable to it and for TI or LOS W to prepare its own regular financial reports and financial statements in accordance with accounting policies and principles applicable to it, provided that the requesting Party shall bear the reasonable cost of any assistance from external lawyers or accountants which is required by the company involved in the audit (and engaged after consultation with the requesting party) to provide such information.

15.3
In any case TI and/or LOS W shall have the right to visit and inspect any of the properties of the companies of Company and discuss its affairs, finances and accounts with their officers, all at such reasonable times and as often as may be reasonably requested to the companies of Telecom Argentina Group management.

15.4
The Parties agree that any confidential, proprietary or secret information which they may obtain from the companies of Company pursuant to reports, documents or other materials submitted by Company as required hereunder, or pursuant to visitation or inspection right granted hereunder, shall be deemed to be confidential information and subject to Article 14 above.

15.5	The audit, visitation or inspection rights granted to the Parties hereunder shall be subject to any and all limitations provided therefore the Argentina laws or regulations.

ARTICLE 16 – SEVERABILITY

16.1
If any one or more of the provisions or portions thereof contained in this Agreement, shall be invalid or unenforceable in any respect under any applicable Law or Order, the validity, legality and enforceability of the remainder of this Agreement shall not be affected or impaired in any manner whatsoever; provided, however, that in such event the Parties will use their reasonable best efforts to achieve the purpose of the invalid or unenforceable provision by a new legally valid stipulation.

ARTICLE 17 - OTHER SHAREHOLDERS AND SHARES WITHIN TELECOM ARGENTINA GROUP

17.1
Each Party shall fully disclose to each other any contractual arrangement executed by or to be executed with any other shareholder of any company of the Telecom Argentina Group, provided that they shall not enter into any arrangement with the Preferred A Shareholders and/or Preferred B shareholders of Nortel; and no Party shall enter into any arrangement with any Person with respect to the exercise of governance rights in the Telecom Argentina Group, other than this Agreement.

17.2	The Parties undertake not to exercise the voting rights attached to the preferred shares of any company of the Telecom Argentina Group.

ARTICLE 18 - TERM AND TERMINATION

18.1	This Agreement shall be valid and shall come in full force and effect on the date hereof.

18.2	This Agreement shall remain valid for a period of 30 (thirty) years starting from the date hereof.

18.3
This Agreement shall terminate by mutually agreement of the Parties and with respect to any Party, upon such Party having Transferred its Shares in accordance with the provisions hereof according to Section 13.6. hereinabove.

18.4
The Parties acknowledge and agree that, notwithstanding anything to the contrary contained in the 2003 Shareholders’ Agreement, this Agreement, as of the date hereof, shall replace, supersede, amend and restate the 2003 Shareholders’ Agreement in its entirety.

ARTICLE 19 - APPLICABLE LAW

19.1	This Shareholders Agreement shall be governed by and interpreted in accordance with the applicable law of Argentina.

ARTICLE 20 - ARBITRATION

20.1
Each of the Parties acknowledges and agrees that any dispute, claim or controversy arising from, relating to, or in connection with this Agreement, including any question regarding its existence, validity or termination, shall be referred to and finally resolved by arbitration under the Rules of Arbitration of the International Chamber of Commerce (the "ICC"), which rules are deemed to be incorporated by reference into this clause. To this extent, each party hereby irrevocably waives its rights to commence any proceeding in any court with respect to any matter subject to arbitration under this Agreement. The arbitral tribunal shall be composed of three (3) members; the party requesting the arbitration shall appoint one (1) arbitrator and the other party shall appoint one (1) arbitrator in the following ten (10) Business Days; the two parties-appointed arbitrators shall, within 10 Business Days from their confirmation by the International Court of Arbitration of the ICC, appoint a third arbitrator to serve as the chairman of the arbitral tribunal; in case of failure by the parties-appointed arbitrators to appoint the chairman within the above mentioned term, the International Court of Arbitration of the ICC shall appoint the third arbitrator pursuant to the Rules of Arbitration of the ICC (the "Rules of Arbitration"); unless differently provided herein, any terms set forth by the above mentioned Rules of Arbitration shall be shortened by one half pursuant to Article 32 of said Rules of Arbitration in case any party so requests in writing to the ICC in the request for arbitration or within ten (10) Business Days from service thereof, as the case may be. In any event the LOS W, Los W Guarantor Company and LOS Controlling Shareholders shall be considered as a single party for the purpose of this clause, and TI and TII shall also be considered as a single party for the purpose of this clause. The place of arbitration shall be Paris and the French rules of evidence shall apply to the proceedings. The language of the arbitration shall be English. Notwithstanding anything to the contrary, documents and other evidence in the arbitration may be submitted in Spanish if that is the original language of the document or evidence and no translation into English will be required. Witnesses and experts may provide testimony in Spanish if that is their mother tongue or if they so elect and no interpretation or translation into English will be required. The decision of a majority of the arbitrators shall be final and binding on the parties and their respective successors. Nothing in this Section shall be construed as preventing any party from seeking conservatory or similar interim relief in any court of competent jurisdiction, provided however that the arbitral tribunal shall always have jurisdiction on the merits of the case, including, without limitation, the authority to award specific performance regarding any and all matters arising from this Agreement; each party having sought and obtained a conservatory or other interim relief from a court of jurisdiction shall within 30 (thirty) days from the grant of such relief file an arbitration case as provided hereunder: failure to initiate such arbitration proceedings within the given 30 days term, due to any reason whatsoever, shall be considered in any case (i.e. irrelevant for the merits of the case) a major breach of this Agreement and shall entitle the other party to seek and obtain from the Arbitral Tribunal the full restoration of the damages suffered as a consequence.

The parties expressly agree that this clause and the obligations under it shall be considered a stand alone agreement, independent of the other stipulations and clauses contained in this Agreement. To the extent that this Agreement shall be determined to be null and void in whole or in part, the validity of this clause shall in no way be affected by such a determination, and the arbitral tribunal shall have the power to make a determination as to its competence and as to the existence or validity of this clause.

To the extent that any party may, in any suit, action or proceeding arising out of or in connection with this Agreement, be entitled to the benefit of any provision of law requiring the other party in such suit, action or proceeding to post security for costs, or to post a bond or to take similar action (including without limitation, opposing the "excepcion de arraigo"), the parties hereby irrevocably waive such benefit, in each case to the fullest extent now or in the future permitted under applicable laws.

20.2
By signing this Agreement, the Parties are agreeing to have all disputes, claims or controversies arising out of or relating to this Agreement decided by arbitration as per Section 20.1 above, and are waiving any rights they might possess to have those matters litigated in a court or jury trial. The agreement by each Party to this arbitration clause is voluntary and irrevocable.

20.3
It is hereby established that, with respect to any arbitration proceeding under the By-laws of the Company, the place of arbitration shall be Paris, the French rules of evidence shall apply to the proceedings and the language of the arbitration shall be English.

20.4
In the event that more than one arbitration proceeding under the By-laws of the Company and Article 20.1 of this Agreement were to simultaneously remain pending, all such arbitration proceedings shall be consolidated, at the request of any of the parties thereto, into the first of any such arbitration proceedings to be instituted (the “First Arbitration”). In the event that consolidation was not possible due to the stage at which the First Arbitration is, pursuant to Article 4.6 of the Rules of Arbitration, the arbitral tribunal for any other arbitration proceedings shall, to the extent possible, and regardless of any request or claim by any of the parties to the contrary, be composed by the same three members of the Tribunal for the First Arbitration. For the avoidance of doubt, for purposes of this Section 20.4: (a) an arbitration proceeding shall be deemed to be instituted on the date that the request for arbitration is received by the Secretariat of the ICC; (b) an arbitration proceeding shall be deemed to remain pending as long as said proceeding has been instituted and not yet terminated for whatever reason; (c) the place of arbitration of the consolidated proceedings shall be Paris, the French rules of evidence shall apply to the proceedings and the language of the arbitration shall be English.

ARTICLE 21 - NOTICES

21.1
Whenever written notice is required under the provisions of this Agreement, such written notice shall be (a) delivered in person, (b) sent by fax or mailed by internationally recognized courier (e.g. Fedex) , addressed to the Parties at their respective addresses specified herein or to such other address as either Party may thereafter communicate to the other in writing.

Such notices shall be addressed to the personal attention of :

If to TELECOM ITALIA INTERNATIONAL N.V.

Atrium 3111
Amsterdam
Attention to: Chief Executive Officer
Facsimile: +31 20 3010951

If to TELECOM ITALIA S.p.A.

Piazza Affari, 2
Milano
Attention to Head of International Business
Facsimile: +39 06 -

If to LOS W, LOS W Guarantor, Los W Controlling Shareholders and the Newcos
Avenida Madero 900, Buenos Aires, Argentina
Attention to: Mr. Gerardo Werthein
Facsimile: +54 11 48578016

Each such notice or other communication shall be effective (i) if transmitted by fax, when transmitted to the applicable number or address so specified in (or pursuant to) this Article 21 and an appropriate confirmation is received, and (ii) if delivered in person or by internationally-recognized courier, on the date of such delivery.

ARTICLE 22 – PUBLIC ANNOUNCEMENT

22.1	Each Party agrees that it will not make any public disclosure regarding this Agreement or its substance without the prior written approval of the other Party.

ARTICLE 23 – AMENDMENTS

23.1	The Parties may amend this Agreement at any time through an amendment made in writing and executed by an authorized representative of each Party.

ARTICLE 24 – RIGHTS AND REMEDIES. WAIVER

24.1
Without prejudice to Section 20 above, all rights and remedies provided for in this Agreement are in addition to, and not exclusive of, any other rights or remedies otherwise available at law in case of non-compliance of any of the Parties to the provisions herein.

24.2
The Parties hereby expressly, unconditionally and irrevocably waive any right they may have in the future to invoke force majeure, “teoría de la imprevisión” (Article 1198 of the Argentine Civil Code), Act of God or any other similar provision that would release them from, or be an obstacle for them to comply with, their obligations under this Agreement, or the right to terminate this Agreement.

24.3.
No delay or omission to exercise any right, power or remedy on the part of any Party hereof upon any breach or default of any Party to this Agreement shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on any Party’s breach or default under this Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing.

ARTICLE 25 – SUCCESSORS AND ASSIGNS

25.1
Except as a consequence of a Transfer consummated in accordance with this Agreement, and unless set forth herein, any rights and obligations under this Agreement shall not be assigned by any Party without the prior written consent of the other Parties. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective heirs, executors, administrators, successors and permitted assigns. Any Person acquiring and claiming an interest in the Company shall be subject to and bound by all the terms, conditions and obligations of this Agreement to which his predecessor in interest was subject or bound, without regard to whether such Person has executed this Agreement or a counterpart hereof or any other document contemplated hereby. No Person shall have any rights or obligations relating to the Company greater than those set forth in this Agreement, and no Person shall acquire an interest in the Company or become a shareholder thereof except as permitted by the terms of this Agreement.

ARTICLE 26 – ACTIONS BY THE PARTIES

26.1
To the extent TI and TII holds any Shares, TI and TII shall act together as a single party to this Agreement, and therefore any and all rights and obligations set forth in this Agreement to the benefit of or binding either or both TI and TII must be exercised or complied with by both TI and TII. Any action performed by either TI or TII shall be binding upon each TI and TII. TI and TII are entitled to rely, as being binding upon each of LOS W, Newcos, LOS W Guarantor Company and LOS W Controlling Shareholders and their successors or permitted assignees or transferees (excluding for purposes hereof Additional Parties or New Partners), on any document signed or sent by either LOS W, LOS W Guarantor Company, Newcos, LOS W Controlling Shareholders or their successors or permitted assignees or transferees (excluding for purposes hereof for Additional Parties or New Partners), and TI and TII shall not be liable to any such Persons for any action taken or omitted by it in such reliance.

26.2
To the extent LOS W and the Newcos holds any Shares, LOS W, LOS W Guarantor Company, LOS W Controlling Shareholders and the Newcos, shall act together with any of its successors or permitted assignees or transferees (excluding for purposes hereof Additional Parties or New Partners) as single party to this Agreement and therefore any and all rights and obligations set forth in this Agreement to the benefit of or binding LOS W or Newcos must be exercised or complied with by LOS W or Newco, LOS W Guarantor Company and LOS W Controlling Shareholders and any of its successors or permitted assignees or transferees (excluding for purposes hereof Additional Parties or New Partners), provided that the Newcos shall not longer be considered as a single party to this Agreement together with LOS W, LOS W Guarantor Company and LOS W Controlling Shareholders upon them ceasing to be an Affiliate of LOS W. Any action performed by LOS W shall be binding upon each LOS W, LOS W Guarantor Company, LOS W Controlling Shareholders and its successors or permitted assignees or transferees (excluding for purposes hereof for Additional Parties or New Partners). LOS W are entitled to rely, as being binding upon each TI, TII and their successors or permitted assignees or transferees (excluding for purposes hereof for Additional Parties or New Partners), on any document signed or sent by either TI or TII, and LOS W shall not be liable to any such Persons for any action taken or omitted by it in such reliance.

APPENDIX A
To
SHAREHOLDERS AGREEMENT

Sofora Fair Market Value

Telecom Argentina market value	A
(x) Percentage stake owned by Nortel Inversora in Telecom Argentina	B
(=) Nortel Inversora asset value	C=AxB
(-) Nortel Inversora Preferred A shares	D
(-) Nortel Inversora financial debt	E
(+) Nortel Inversora cash and cash equivalents	F
(=) Nortel Inversora equity value	G=C-D-E+F
(x) Percentage stake of Sofora in Nortel Inversora	H
(=) Sofora enterprise value	I=GxH
(-) Sofora financial debt	L
(+) Sofora cash and cash equivalents	M
(=) Sofora fair market value	N=I-L+M

A = Telecom Argentina market value

•
Telecom Argentina ADRs volume weighted average closing price over the last 90 (ninety) trading days prior to the date on which the Transfer Notice or Drag Notice, as applicable, is sent by TI and/or TII, divided by 5* and multiplied by the number of shares of Telecom Argentina outstanding at the time the Transfer Notice or Drag Notice, as applicable, is sent. If Telecom Argentina ADRs are no longer listed on NYSE at that time, the valuation must be based on Telecom Argentina volume weighted average closing share price, over the last 90 (ninety) trading days prior to the date on which the Transfer Notice or Drag Notice, as applicable, is sent by TI and/or TII, based on the closing share price for Telecom Argentina shares traded on the Buenos Aires Stock Exchange multiplied by the number of shares outstanding at the time the Transfer Notice or Drag Notice, as applicable, is sent; such closing price per share shall be converted on a daily basis in USD at the daily AR$ / USD closing exchange rate. The closing price for Telecom Argentina ADRs, or Telecom Argentina shares traded on the Buenos Aires Stock Exchange, as applicable, must correspond to the official closing price indicated by the NYSE or Buenos Aires Stock Exchange, as relevant. The AR$ / USD closing exchange rate must correspond to the official AR$ / USD sale price rate, (denominated “dolar vendedor”), published by the Banco de la Nacion Argentina each day.

* Number 5 comes from the current ration of 5 shares per 1 ADRs. If the ratio changes the formula should be adjusted accordingly.

B.	Stake owned by Nortel Inversora in Telecom Argentina

•	Percentage of Telecom Argentina share capital owned by Nortel Inversora at the time the Transfer Notice or Drag Notice, as applicable, is sent.

D.	Book value of Nortel Inversora Preferred A shares

•
Book value of Nortel Inversora Preferred A shares (debt according US GAAP) based on most recent Nortel Inversora quarterly report approved by its board of directors (converted in USD at the AR$ / USD sale price rate (denominated “dolar vendedor”) of the date of the quarterly report, as published by Banco de la Nacion Argentina). If the book value of Nortel Inversora Preferred A shares as of line D, at the time of the Transfer Notice or Drag Notice, as applicable is sent, based on a pro-forma non audited balance sheet as of such date, has changed more than 2.5%, the book value of Nortel Inversora Preferred A shares shall be adjusted accordingly.

E.	Nortel Inversora financial debt

•
Value of Nortel Inversora financial debt based on most recent Nortel Inversora quarterly report approved by its board of directors (converted in USD at the AR$ / USD sale price rate (denominated “dolar vendedor”) of the date of the quarterly report, as published by Banco de la Nacion Argentina). If the value of Nortel Inversora financial debt as of line E, at the time the Transfer Notice or Drag Notice, as applicable, is sent, based on a pro-forma non audited balance sheet as of such date has changed more than 2.5%, the Nortel Inversora financial debt shall be changed accordingly.

F.	Nortel Inversora cash and cash equivalents

•
Value of Nortel Inversora cash and cash equivalents based on most recent Nortel Inversora quarterly report approved by its board of directors (converted in USD at the AR$ / USD sale price rate (denominated “dolar vendedor”) of the date of the quarterly report, as published by Banco de la Nacion Argentina). If the value of Nortel Inversora cash and cash equivalents as of line F, at the time the Transfer Notice or Drag Notice, as applicable, is sent, based on a pro-forma non audited balance sheet as of such date, has changed more than 2.5%, the Nortel Inversora cash and cash equivalents shall be adjusted accordingly.

H.	Percentage stake of Sofora in Nortel Inversora

•	Equal to 62% as agreed by the Parties on the basis of: i) the voting rights and the economic rights associated to Nortel ordinary and preferred B shares, and ii) the percentage of Nortel share capital currently owned by Sofora. It is understood that the percentage of Sofora in Nortel as identified above reflects the current shareholding structure of Nortel. In case of extraordinary transactions including merger, amalgamation, spin-off., etc implying a change in the current structure of Nortel ordinary and preferred B share capital, the percentage of Sofora in Nortel shall have to be adjusted correspondingly.

L.	Sofora financial debt

•
Value of Sofora financial debt based on most recent Sofora quarterly report approved by its board of directors (converted in USD at the AR$ / USD sale price rate (denominated “dolar vendedor”) of the date of the quarterly report as published by Banco de la Nacion Argentina). If the value of Sofora financial debt as of line L, at the time the Transfer Notice or Drag Notice, as applicable, is sent, based on a pro-forma non audited balance sheet as of such date, has changed more than 2.5%, the Sofora financial debt, the Sofora financial debt shall be adjusted accordingly.

M.	Sofora cash and cash equivalents

•
Value of Sofora cash and cash equivalents based on most recent Sofora quarterly report approved by its board of directors (converted in USD at the AR$ / USD sale price rate (denominated “dolar vendedor”) of the quarterly report as published by Banco de la Nacion Argentina). If the value of Sofora cash and cash equivalents as of line M, at the time the Transfer Notice or Drag Notice, as applicable, is sent, based on a pro-forma non audited balance sheet as of such date, has changed more than 2.5%, based on a pro-forma non audited balance sheet as of such date the Sofora cash and cash equivalents shall be adjusted accordingly.

For the purpose of Article 7, if TI and TII are the Selling Party, the following definitions shall apply:

Non Selling Parties Stake = Non Selling Parties Economic Interest in Sofora / ((TI and TII Economic Interest in Sofora x (1+ 30%)) + Non Selling Parties Economic Interest in Sofora + (1 – (TI and TII Economic Interest in Sofora + Non Selling Parties Economic Interest in Sofora)))

Selling Parties Stake = (TI and TII Economic Interest in Sofora x (1+ 30%)) / ((TI and TII Economic Interest in Sofora x (1+ 30%)) + Non Selling Parties Economic Interest in Sofora + (1 – (TI and TII Economic Interest in Sofora + Non Selling Parties Economic Interest in Sofora)))

Economic Interest: shall mean for each ordinary or preferred shareholder the percentage of profits that such shareholder is entitled to received based on its ownership of ordinary or preferred shares of a relevant company.

In case of a merger, re-organization, consolidation, business combination or any other transaction involving the share capital of Sofora, the formula for the calculation of the Non Selling Parties Stake and of the Selling Parties Stake shall apply mutandis mutandis on the basis of the economic interest of TI and TII and of the Non Selling Parties in the company resulting from such transaction.

APPENDIX B

To

SHAREHOLDERS AGREEMENT

Deed of Adherence

To:	TELECOM ITALIA S.p.A.
°°°

TELECOM ITALIA INTERNATIONAL N.V.
°°°

W de Argentina - Inversiones S.L.
°°°

LOS W S.A.
°°°

Gerardo Werthein
°°°

Dario Werthein
°°°

Daniel Werthein
°°°

Adrian Werthein
°°°

Dear Sirs,

We make reference to the Amended and Restated Shareholders’ Agreement (the “2010 Shareholders’ Agreement”), dated [●], entered into by and among Telecom Italia S.p.A. (“TI”), Telecom Italia International N.V. (“TII”), W de Argentina – Inversiones S.L. (“LOS W”), Los W S.A. (“LOS W Guarantor Company”) and Gerardo Werthein, Daniel Werthein, Dario Werthein and Adrian Werthein (collectively “LOS Controlling Shareholders”), concerning their respective participation in Sofora Telecomunicaciones S.A. (“Sofora”) and to the willingness of [_________] to become a party of the Shareholders’ Agreement pursuant to terms and conditions of this deed of adherence (the “Deed of Adherence”).

All capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Shareholders’ Agreement.

1.	Adherence and Undertakings

1.1                [●], a [company] organized and existing in accordance with the laws of [●], with its head office at [●] (“Adhering Party”) hereby irrevocably and unconditionally adheres to the Shareholders’ Agreement (a copy of which has been delivered to Adhering Party and which Adhering Party have reviewed and executed and attached hereto as Annex 1 for identification) as a party thereto, hereby irrevocably and unconditionally (i) agreeing to be directly bound by any and all terms and conditions of the Shareholders’ Agreement, including its Exhibits and appendixes.

1.2                The Adhering Party hereby agrees that, by executing this Deed of Adherence, it shall be deemed to have been a Party (as defined in the Shareholders’ Agreement) to the Shareholders’ Agreement since the date of the execution thereof.

2.	Notices

The Adhering Party confirms that its address for serving notices pursuant to the Article 17 “Notices” shall be the following:

Adhering Party
[●]
Attention to: [●]
Facsimile: [●]

Sincerely,

By: [Adhering Party]
Name:
Title:
Date:

Accepted and Agreed:

Telecom Italia S.p.A.

By:
Name:
Title:

Telecom Italia International N.V.

By:
Name:
Title:

W de Argentina - Inversiones S.L. Gerardo Werthein

LOS W Guarantor Company
Gerardo Werthein

Los W Controlling Shareholders

Dario Werthein	Daniel Werthein

Adrian Werthein	Gerardo Werthein

WAI INVESTMENTS I LLC

WAI INVESTMENTS II LLC

APPENDIX C

To

SHAREHOLDERS AGREEMENT

FORM OF BY-LAWS

TEXTO ORDENADO DE SOFORA TELECOMUNICACIONES S.A.

ARTICULO PRIMERO: Bajo la denominación de “SOFORA TELECOMUNICACIONES S. A.” se constituye una sociedad anónima que tiene su domicilio legal en jurisdicción de la Ciudad de Buenos Aires.

ARTICULO SEGUNDO: Su duración es de noventa y nueve años, contados desde la fecha de inscripción en el Registro Público de Comercio.

ARTICULO TERCERO: La sociedad tiene por objeto exclusivamente, ya sea por cuenta propia, de terceros y/o asociada a terceros, la actividad de inversión en otras sociedades, con expresa exclusión de las operaciones comprendidas en la ley de Entidades Financieras número 21.526. Con el fin de cumplir con su objeto social, la Sociedad tiene plena capacidad jurídica para adquirir derechos, contraer obligaciones y ejercer los actos que, directa o indirectamente, se relacionen con el objeto social y que no sean prohibidos por las leyes o por este estatuto, incluso para contraer empréstitos en forma pública o privada, mediante la emisión de debentures y obligaciones negociables y cualquier otro instrumento.

ARTICULO CUARTO: El capital social es de $439.702.000 representado por 439.702.000 acciones ordinarias escritúrales de $1 valor nominal cada una con derecho a un voto por acción. El capital podrá ser aumentado por decisión de la Asamblea ordinaria hasta un quíntuplo de su monto conforme lo establece el artículo 188 de la Ley 19.550. La Sociedad en su carácter de titular de acciones ordinarias de Nortel Inversora S.A. no podrá reducir su tenencia accionaria en dicha sociedad a menos de 51% del capital con derecho a voto sin la previa conformidad de la Autoridad Regulatoria. Los titulares de acciones ordinarias gozarán del derecho preferente a la suscripción de nuevas acciones en proporción a las que posean, y del derecho de acrecer en proporción a las acciones suscriptas en cada oportunidad y en proporción a las acciones que no hubieran sido suscriptas por los demás accionistas. Las accionistas deberán hacer saber a la Sociedad, dentro del plazo legal y en forma fehaciente y por escrito en oportunidad de ejercer el derecho de preferencia, su voluntad de acrecer especificando los alcances del ejercicio de tal derecho en el caso que deseen suscribir una mayor o menor cantidad de acciones de las que les correspondiera en proporción a sus tenencias. En el supuesto de existir varios accionistas que deseen suscribir una mayor cantidad de acciones, el remanente se distribuirá en proporción a las acciones que hayan suscrito en ejercicio del derecho de preferencia en esa emisión. Cumplido el plazo para el ejercicio de los derechos de preferencia y de acrecer, la Sociedad podrá ofrecer el remanente no suscrito a cualquier persona, accionista o no, previa autorización de las autoridades regulatorias competentes en materia de telecomunicaciones.

ARTICULO QUINTO: Las acciones serán nominativas cartulares o escriturales, no endosables, ordinarias o preferidas, según se decida en cada emisión, se suscribirán e integrarán en las oportunidades, formas y condiciones que determine la Asamblea, salvo en los casos en que ésta decidiese delegar en el Directorio la determinación de la oportundad, forma y condiciones de pago y toda otra característica relacionada con la emisión que las normas en vigor permitan delegar. La Sociedad podrá emitir acciones preferidas con las características que la asamblea determine, dentro de las admisibles de conformidad con la ley y las normas en vigor. Podrán ser rescatables a opción de la Sociedad, del accionista o de ambos, sólo con utilidades líquidas y realizadas o con reservas disponibles, o no rescatables, con dividendo fijo o no, calculable según índice y modalidades que se establecerán en cada caso, con voto únicamente en las cuestiones que imperativamente dispone la Ley de Sociedades número 19.550 y sus modificatorias, o en los casos, forma y condiciones que establezca la Asamblea a la época de la emisión. Podrá también fijárseles una participación adicional en las ganancias y reconocérseles o no derecho en el reembolso del capital en la liquidación de la Sociedad. La precedente enunciación es simplemente ejemplificativa y no limita la facultad de la Asamblea para establecer otras características. Las acciones preferidas sólo tendrán derecho de preferencia para suscribir otras emisiones de acciones preferidas de la misma clase. La asamblea que disponga la emisión de acciones preferidas u otros títulos valores no accionarios emitidos en serie por la Sociedad, podrá otorgar preferencia para sus suscripción a los tenedores de acciones ordinarias y/o preferidas.

ARTICULO SEXTO: Las acciones y los certificados provisorios que se emitan deberán cumplir con los requerimientos de los artículos 211 y 212 de la Ley de Sociedades número 19.550, y sus modificatorias. Se pueden emitir títulos representativos de más de una acción.

ARTICULO SEPTIMO: En caso de mora en la integración del capital, el Directorio queda facultado para proceder de acuerdo con lo determinado por el artículo 193 de la Ley de Sociedades número 19.550, sus modificatorias.

ARTICULO OCTAVO: La administración de la Sociedad estará a cargo de un Directorio compuesto del número de miembros que fije la Asamblea entre un mínimo de uno (1) y un máximo de nueve (9) con mandato por tres ejercicios. La Asamblea podrá designar suplentes en igual o menor número que los titulares y por el mismo plazo a fin de llenar las vacantes que se produjeran, en el orden de su elección. En caso que la Sociedad quedare encuadrada en el régimen de fiscalización permanente, el mínimo de directores será de tres. Los directores designarán en su primera sesión, un Presidente y un Vicepresidente. Los directores durarán en sus mandatos un ejercicio, pudiendo ser reelegibles. Las reuniones de Directorio se celebrarán como mínimo una vez cada tres meses y cada vez que el directorio así lo determine. La convocatoria a reunión de Directorio deberá realizarse con una antelación no menor de 20 días corridos para el tratamiento de asuntos ordinarios y con una antelación no menor de 5 días corridos para temas de urgencia. A tal fin el Presidente, o el Vicepresidente, en su caso, deberá cursar notificación a los miembros del

Directorio en el domicilio especial por carta certificada con aviso de recepción o por cualquier otro medio fehaciente, inclusive por facsímil o télex. La notificación deberá consignar la fecha, hora, lugar de celebración y orden del día a considerar. Las reuniones de Directorio se celebrarán en jurisdicción del domicilio legal. También podrán realizarse en el exterior. El Directorio podrá celebrar sus reuniones con sus miembros comunicados entre sí mediante el sistema de videoteleconferencia, computándose a los efectos del quórum tanto los directores presentes como los que participen a distancia. Las actas de estas reuniones serán confeccionadas y firmadas dentro de los cinco (5) días de celebrada la reunión por los directores y síndicos presentes. Los miembros de la Comisión Fiscalizadora deberán dejar expresa constancia en el acta de los nombres de los directores que han participado a distancia y de la regularidad de las decisiones adoptadas en el curso de la reunión. El acta consignará las manifestaciones tanto de los directores presentes como de los que participen a distancia y sus votos con relación a cada resolución adoptada. El directorio funciona con la presencia de la mayoría absoluta de sus miembros y resuelve por mayoría de votos presentes. Los directores podrán hacerse representar en las reuniones de directorio por otro director, si existiera quórum. El director representado no quedará relevado de las responsabilidades inherentes a su mandato, el cual se considerará ejercido por el mismo. La asamblea fijará la remuneración del Directorio.

ARTICULO NOVENO: En garantía del buen desempeño de su mandato, cada Director titular otorgará una suma equivalente a $10.000 o aquel importe mínimo que determine el organismo de contralor correspondiente o su equivalente en moneda extranjera, en bonos, títulos públicos o sumas de dinero depositados en entidades financieras o cajas de valores, a la orden de la sociedad; o en fianzas o avales bancarios o seguros de caución o de responsabilidad civil a favor de la sociedad, o bien en las formas o mecanismos autorizasos por el organismo de contralor correspondiente. La garantía será otorgada al asumir funciones y deberá permanecer vigente hasta tres años después de la aprobación de su gestión, fecha en la cual será reintegrada la garantía otorgada.

ARTICULO DECIMO: El Directorio tiene todas las facultades para administrar y disponer de los bienes, incluso aquellas para las cuales la ley requiere poderes especiales conforme al artículo 1881 del Código Civil y artículo 9 del Decreto Ley 5965/63. Puede, en consecuencia, celebrar en nombre de la Sociedad toda clase de actos jurídicos que tiendan al cumplimiento del objeto social; entre ellos, operar con los Bancos de la Nación Argentina, de la Provincia de Buenos Aires, y demás instituciones de crédito oficiales o privadas; establecer agencias, sucursales u otra especie de representación dentro o fuera del país; otorgar a una o más personas poderes judiciales, inclusive para querellar criminalmente, o extrajudiciales con el objeto y extensión que juzgue conveniente. La representación legal de la Sociedad corresponde al Presidente del Directorio; en caso de ausencia, impedimento o incapacidad del presidente, la representación corresponderá al Vicepresidente, si lo hubiere, quien lo reemplazará en tales casos a todos los efectos. Si se encontrara ausente el Presidente y el Vicepresidente, el Directorio podrá autorizar la actuación de uno o más Directores para el ejercicio de la representación legal por el tiempo limitado que dure la ausencia del

Presidente y Vicepresidente. La comparecencia del Vicepresidente a cualquiera de los actos administrativos, judiciales o societarios que requieran la presencia del Presidente, supone la ausencia de éste último y obliga a la Sociedad sin necesidad de comunicación o justificación alguna. La representación en juicio de la Sociedad como actora, demandada, absolvente o en cualquier otro carácter, así como en cualquier instancia laboral, administrativa o judicial estará a cargo de cualquiera de los directores que indique el Directorio o de los apoderados que designe el Directorio con carácter general o especial. El Directorio podrá encomendar a alguno o algunos de sus miembros tareas especiales relacionadas con la dirección y administración de la Sociedad con la remuneración que fije la Asamblea. Podrá, asimismo, delegar la parte ejecutiva de las operaciones sociales en uno o más gerentes que podrán ser directores o no.

ARTICULO DECIMO PRIMERO: La fiscalización de la Sociedad será ejercida por una Comisión Fiscalizadora integrada por tres (3) síndicos titulares y suplentes con mandato por un ejercicio, siendo reelegibles. En caso de ausencia, impedimento, renuncia o fallecimiento de un síndico titular, éste será reemplazado por el síndico suplente. La Comisión Fiscalizadora tendrá las atribuciones y deberes previstos en el artículo 294 de la Ley de Sociedades número 19.550, y sus modificatorias, y percibirá la remuneración que determine la Asamblea con imputación a gastos generales o a utilidades realizadas y líquidas del ejercicio en que se devengue. La Comisión Fiscalizadora deberá reunirse cuando lo solicite uno de sus miembros y como mínimo una vez cada tres meses. Sesionará validamente con la presencia de la mayoría absoluta de sus integrantes y sus decisiones se adoptarán por mayoría de votos presentes sin perjuicio de los derechos que le corresponden al síndico disidente. Llevará un libro de actas en el que se dejará constancia de sus deliberaciones. Para la asistencia a las reuniones de Directorio o a las Asambleas, la Comisión Fiscalizadora podrá designar como representante a uno de sus miembros.

ARTICULO DECIMO SEGUNDO: Las asambleas de accionistas tanto ordinarias como extraordinarias serán convocadas en los casos previstos por la Ley de Sociedades número 19.550, y sus modificatorias. En primera convocatoria las asambleas serán anunciadas por medio de avisos publicados en el Boletín Oficial de la República Argentina por cinco días, con una anticipación no menor de diez ni mayor de treinta días. Los avisos cumplirán con los requisitos del artículo 237 de la Ley de Sociedades número 19.550, y sus modificatorias. En el supuesto que la Sociedad quedase comprendida en el artículo 299 de la Ley de Sociedades número 19.550, y sus modificatorias, deberán publicarse también en un diario de circulación general en la República Argentina. Las asambleas en segunda convocatoria podrán ser convocadas simultáneamente con las asambleas en primera convocatoria, el mismo día, una hora después de la hora fijada para la primera o bien dentro de los treinta días posteriores de haber fracasado la primera convocatoria, según se decida al tiempo de las convocatorias. En este último caso, las publicaciones se realizarán por tres días, con ocho días de anicipación como mínimo. La asamblea podrá efectuarse sin publicar avisos en el Boletín Oficial cuando los accionistas que representan el 100% del capital social comprometan su asistencia. En dicho caso, las resoluciones deberán ser adoptadas por unanimidad de los accionistas con derecho a voto.

ARTICULO DECIMO TERCERO: Las asambleas ordinarias requerirán un quórum en primera convocatoria de accionistas que representen la mayoría de las acciones con derecho a voto y en segunda convocatoria cualquiera sea el número de accionistas presentes. Las asambleas extraordinarias requerirán en primera convocatoria un quórum de accionistas que representen el 60% de las acciones con derecho a voto y en segunda convocatoria con la presencia de accionistas que representen el 30% de las acciones con derecho a voto. En todos los casos, las decisiones se adoptarán por mayoría absoluta de votos presentes.

ARTICULO DECIMO CUARTO: El ejercicio social cierra el 31 de diciembre de cada año. A esa fecha, se confeccionan los estados contables conforme a las disposiciones en vigencia y normas técnicas de la materia. Las ganancias realizadas y líquidas se destinan: a) el 5% (cinco por ciento) hasta alcanzar el 20% (veinte por ciento) del capital suscripto, para el fondo de reserva legal; b) a remuneración del Directorio y de la Comisión Fiscalizadora, en su caso; c) a dividendo de las acciones preferidas, si las hubiese y de acuerdo a las condiciones de su emisión; d) a dividendo de las acciones ordinarias; y e) el saldo, si lo hubiera, en todo o en parte, a reservas facultativas o a cuenta nueva o al destino que determine la Asamblea. Los dividendos deben ser pagados en proporción a las respectivas integraciones, dentro del año de su sanción.

ARTICULO DECIMO QUINTO: La liquidación de la Sociedad puede ser efectuada por el Directorio o por los liquidadores designados por la Asamblea, bajo la vigilancia de la Comisión Fiscalizadora, si la hubiese. Una vez liquidadas las deudas y obligaciones de la Sociedad y los gastos de liquidación, aplicará el remanente, si lo hubiera, en el siguiente orden y preferencia: 1. Los dividendos pendientes de pago, ajustado su monto conforme a las condiciones de emisión respectivas. 2. Reembolso de las acciones preferidas si las hubiera, conforme a las condiciones de emisión. 3. El saldo se distribuirá a las acciones ordinarias. Los honorarios de la Comisión Fiscalizadora serán establecidos por la Asamblea de Accionistas en el acto de resolverse sobre la liquidación, siendo facultativo de la misma Asamblea prevenir el reemplazo de los liquidadores y miembros de la Comisión Fiscalizadora para los casos de fallecimiento, renuncia o incapacidad de alguno de ellos.

ARTÍCULO DECIMO SEXTO: Cualquier diferencia, conflicto o controversia entre los accionistas, que surja de, esté relacionada con, o se vincule con este Estatuto o su interpretación, incluyendo cualquier cuestión vinculada con su validez, va a ser sometida y finalmente resuelta mediante arbitraje de derecho de acuerdo con el Reglamento de Arbitraje (el “Reglamento de Arbitraje”) de la Cámara de Comercio Internacional (la “CCI”), cuyas reglas son incorporadas por referencia a esta cláusula. En tal sentido, todos los accionistas renuncian en forma irrevocable a sus derechos a iniciar procedimientos ante cualquier tribunal administrativo o judicial con respecto a cualquier cuestión sometida a arbitraje en la presente cláusula. El tribunal arbitral estará compuesto por tres (3) miembros; la parte que solicite el arbitraje (la “Demandante”) designará un árbitro y la otra parte (la “Demandada”) designará un (1) árbitro dentro de los diez (10) días hábiles siguientes; los dos árbitros designados por las partes, dentro de los diez (10) días hábiles de su confirmación por la Corte Internacional de Arbitraje de la CCI, designarán al tercer árbitro que actuará como Presidente del Tribunal; en caso de que los árbitros designados por las partes no designen un Presidente del Tribunal dentro del plazo indicado, la Corte Internacional de Arbitraje de la CCI designará al árbitro de conformidad con el Reglamento de Arbitraje de la CCI; excepto que se establezca lo contrario en esta cláusula, cualesquiera de los plazos previstos en el citado Reglamento de Arbitraje serán reducidos a la mitad de conformidad con el Artículo 32 de dicho Reglamento de Arbitraje en caso que cualquiera de las partes así lo solicite por escrito en la demanda de arbitraje o dentro de los diez (10) días hábiles de la notificación de dicha demanda de arbitraje, según sea el caso. En el supuesto que más de dos partes estuviesen involucradas en un proceso arbitral conforme esta cláusula, resultará de aplicación el siguiente procedimiento: (i) en caso que hubiere más de una Demandante, las Demandantes designarán en forma conjunta un (1) árbitro en la demanda de arbitraje; (ii) las Demandadas designarán en forma conjunta un (1) árbitro. El idioma del arbitraje será el idioma inglés. Independientemente de cualquier disposición en contrario, cualesquiera documentos y otro tipo de pruebas podrán ser presentadas en el arbitraje en idioma castellano si ese es el idioma original del documento o prueba y no será necesaria su traducción al inglés. Los testigos y expertos podrán atestiguar en idioma castellano si esa es su lengua materna o si así lo decidieran y no será necesaria la traducción al idioma inglés. La decisión de la mayoría de los árbitros será definitiva y obligatoria para las partes. Nada en esta cláusula será interpretado de modo tal que impida a cualquier parte solicitar medidas cautelares o remedios similares de índole conservatoria en cualquier tribunal que pudiera tener jurisdicción en la materia no obstante ello, el tribunal arbitral siempre mantendrá competencia para decidir sobre el fondo del caso, incluyendo, sin limitación, el poder para requerir el cumplimiento específico de todas y cada una de las cuestiones regidas por este Estatuto; cualquier parte que haya obtenido un medida cautelar o un remedio provisorio similar de un tribunal deberá dentro de los 30 (treinta) días desde el otorgamiento de tal medida o remedio iniciar un proceso arbitral tal como se prevé en esta cláusula: la no iniciación, por cualquier motivo, de tal proceso arbitral dentro del plazo de 30 días otorgado, será considerado una falta grave al presente Estatuto y autorizará a la otra parte a solicitar y obtener del tribunal arbitral la total reparación de los daños sufridos a consecuencia de ello. La invalidez o nulidad total o parcial de otras partes de este Estatuto no afectará la validez de esta cláusula. En la medida en que cualquiera de los accionistas tuviese derecho en cualquier juicio, acción o procedimiento que surja de o se relacione con este Estatuto, a invocar una norma legal que requiera a la otra parte en dicho juicio, acción o procedimiento la prestación de una garantía para el pago de costas o presentar caución suficiente o adoptar cualquier acción similar (incluyendo, sin limitación, oponer la “excepción de arraigo”), los accionistas renuncian aquí a cualquier derecho tal con el alcance más amplio que permiten en el presente o permitan en el futuro las leyes aplicables”.

EXHIBIT 4

FIRST AMENDMENT TO THE SHAREHOLDERS’ AGREEMENT

THIS AMENDMENT NO. 1 (the “Amendment Agreement”) TO THE 2010 AMENDED AND RESTATED SHAREHOLDERS’ AGREEMENT IS ENTERED INTO ON OCTOBER 13, 2010, BY AND AMONG:

TELECOM ITALIA S.p.A. a company duly organized and existing under the laws of Italy with its registered office at Piazza Affari 2, Milan, Italy (“TI”);  and

TELECOM ITALIA INTERNATIONAL N.V., a company duly organized and existing under the laws of The Netherlands, with its registered office at “Atrium” 3111, Strawinskylaan 1627, 1077 XX Amsterdam (“TII”), on one side; and

W DE ARGENTINA - INVERSIONES S.L., a company duly organized and existing under the laws of the Kingdom of Spain with its registered office at Calle Emilio Calzadilla no. 5, 3° Piso, Santa Cruz de Tenerife, Spain (“LOS W”); and

LOS W S.A., a company duly organized and existing under the laws of Argentina, the guarantor company of LOS W, with its registered offices at Avenida Madero 900, Buenos Aires, Argentina (“LOS W Guarantor Company”); and

Messrs. Daniel Werthein, Argentinean citizen ID Number 4548122, Adrián Werthein, Argentinean citizen ID Number 10155697, Gerardo Werthein, Argentinean citizen ID Number 11802966,  and Darío Werthein, Argentinean citizen ID Number 17332652 (the “LOS W Controlling Shareholders”),

WAI INVESTMENTS I, LLC, a limited liability company of which Los W is the sole member, duly formed and existing under the Laws of the State of Delaware, with its registered offices at c/o The Corporation Trust Company, 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801 (“Newco A”); and

WAI INVESTMENTS II, LLC, a limited liability company of which Los W is the sole member, duly formed and existing under the Laws of the State of Delaware, with its registered offices at c/o The Corporation Trust Company, 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801 (“Newco C” and jointly with Newco A, “Newcos”) on the other side.

TI, TII, LOS W, LOS W Guarantor Company, the LOS W Controlling Shareholders, Newco A and Newco C are hereinafter individually referred to as “Party” and collectively as the “Parties”.

WITNESSETH:

WHEREAS, on August 5, 2010, the Parties hereto entered into an Amended and Restated Shareholders’ Agreement (as amended, restated, supplemented or otherwise modified from time to time, the “2010 Amended and Restated Shareholders’ Agreement”);

WHEREAS, LOS W, Newco A, Newco C, TI and TII assumed a Compromiso before CNDC, dated October 4, 2010 and attached hereto as Exhibit 1, with respect to Expte S01:0297934/2010 (con.741) (the “Compromiso”); and

WHEREAS, the Parties have agreed to amend the 2010 Amended and Restated Shareholders’ Agreement on the terms and conditions set forth herein effective on the Amendment Effective Date (defined below).

NOW THEREFORE, the parties hereto hereby agree as follows:

SECTION 1.      Definitions. All capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the 2010 Amended and Restated Shareholders’ Agreement.

For purposes hereof and of the 2010 Amended and Restated Shareholders’ Agreement, the reference in section 3.4.7 herein to Expediente n° S01:0014652/2009 shall be deemed to be referred to the administrative proceeding before CNDC related to the acquisition consummated on October 25, 2007 by Telco S.p.A. of the entire share capital of Olimpia S.p.A. and the reference in section 3.4.7 herein to “the corporate rights similar to those provided for in the transaction that is the subject matter of Expte. N°S01:0014652/2009” shall be intended to be referred to the corporate rights similar to those granted as of the date hereof under the shareholders agreement entered into on October 28, 2009 by and among Telefonica S.A., Assicurazioni Generali S.p.A., Alleanza Toro S.p.A., INA Assitalia S.p.A., Generali Lebenversicherung A.G., Generali

VIE S.A., Intesa San Paolo S.p.A., Mediobanca S.p.A., and under the By-laws of Telco S.p.A.

SECTION 2.      Amendment to Section 3.4.7. The Parties hereby agree to amend Section 3.4.7 of the 2010 Amended and Restated Shareholders’ Agreement, which is hereby amended by deleting such Section 3.4.7 in its entirety and replacing such Section with the following:

“In the event that CNDC approves the adoption of antitrust requirements in terms similar to the remedies ordered by the Brazilian Telecommunications Authority and Antitrust Authority in order to approve the transaction under the Expte. N° S01: 0014652/2009 (Conc. 741) pending before CNDC or under the Expte. N° S01:0297934/2010 (Conc. 741) (jointly the “Expedientes”) or in case the parties to the Expedientes or the companies involved therein execute a “compromiso de desempeño” or similar arrangement with CNDC for the purpose of the approval of the transactions that are the subject matters of the abovementioned Expedientes (each of the requirements assumed are individually or collectively referred to as the “Requirements”), a Regulatory Compliance Committee of Telecom Argentina and Telecom Personal shall be set up. The Regulatory Compliance Committee will be in place as long as Telefonica S.A. remains the owner, concurrently, directly or indirectly, of its controlled companies in Argentina and of a direct or indirect interest in TI and maintains corporate rights similar to those provided for in the transaction that is the subject matter of Expte. N° S01:0014652/2009 (Conc. 741). The Regulatory Compliance Committee shall be composed of three (3) members that will be selected by the Board of Directors of Telecom Argentina, with the abstention of the members nominated by TI and of the Joint Member, if any, among the regular and/or alternate members of the Board of Directors of Telecom Argentina and Telecom Personal other than the members nominated by TI and the Joint Member, if any.

The Regulatory Compliance Committee shall be vested with the following powers and functions:

(i)	Preparing quarterly reports to the Telecom Argentina’s and Telecom Personal’s Board of Directors regarding compliance with the Requirements.

(ii)
Audit rights on the compliance with the Requirements over Telecom Argentina and Telecom Personal, provided that the day to day management of Telecom Argentina and Telecom Personal is not affected, and with the obligation to inform the Chairman of Telecom Argentina and Telecom Personal with respect to such audit rights. In order to perform such activities, the Regulatory Compliance Committee will have the right to request any necessary information to the Chief Executive Officer of such companies and, with prior notice to the Chief Executive Officer, to the key officers reporting directly to the Chief Executive Officer.

(iii)	Right of the Chairman of the Regulatory Compliance Committee to attend the meetings of Consejo de Dirección and the meetings of the Board of Directors of Telecom Argentina and Telecom Personal.

(iv)
Monitoring any and all information requested by TI pursuant to TI’s audit rights under this Agreement. In such activities the representatives of TI shall be bound to a confidentiality undertaking assumed by towards the Regulatory Compliance Committee, if any.

(v)
Approval of any arrangement to be entered or amended at any time after the set up of the Regulatory Compliance Committee, between any of Telefónica S.A. and/or any of its Affiliates, on one side, and any of Telecom Argentina and/or any Subsidiary, on the other side. The possible disapproval of any of the arrangements set forth in this point (v) shall be groundful, proposing the specific amendments that should be included in such arrangements in order to be approved by the Regulatory Compliance Committee.

(vi)
Preparing annual reports regarding the compliance of the Requirements that will be submitted to the Board of Directors of Telecom Argentina and Telecom Personal ten (10) days prior to their filing with the CNDC.

The resolutions of the Regulatory Compliance Committee shall be taken by the affirmative vote of the majority of its members and shall be submitted to the Board of Directors of Telecom Argentina and Telecom Personal when deemed necessary, and at least, on a quarterly basis.

For purposes of carrying out its powers and functions, the followings rules shall apply to the Regulatory Compliance Committee:

a.
The members of the Boards of Directors, the Chief Executive Officer and the key officers reporting directly to the Chief Executive Officer and the external auditors shall, upon request of the Regulatory Compliance Committee, cooperate and provide access to the relevant information that is available to them;

b.
The Regulatory Compliance Committee may request, for groundful reasons, to the Board of Directors of Telecom Argentina and Telecom Personal the consultancy of professionals and may engage such professionals on behalf of Telecom Argentina and/or Telecom Personal within the limit of the budget mentioned in the following point (c).

c.
The Board of Directors of Telecom Argentina shall allocate a budget to the Regulatory Compliance Committee. In the same way, the Board of Directors shall provide, on behalf of Telecom Argentina and/or Telecom Personal, the Regulatory Compliance Committee with the office tangible resources that shall be reasonably necessary, and a secretary.

d.	The members of the Regulatory Compliance Committee will hold office as long as they remain members, regular or alternate, of the Board of Directors of Telecom Argentina or Telecom Personal.

e.	The Regulatory Compliance Committee will carry out its functions with full independence and autonomy.

The Regulatory Compliance Committee will carry out its functions without affecting the day to day management of Telecom Argentina and Telecom Personal.”

SECTION 3. Amendment to Section 3.4.8 and inclusion of a new Section 3.4.9. The Parties hereby agree to amend the second paragraph of Section 3.4.8. of the 2010 Amended and Restated Shareholders’ Agreement, which is hereby amended by deleting such second paragraph in its entirety and replacing such second paragraph with the following:

“The Consejo de Dirección shall be in charge of resolving the following matters:

(i) approval of the business plan of Telecom Argentina, Telecom Personal and the Subsidiaries and any modification thereto (the “Business Plan”);

(ii)  approval of the annual budget of Telecom Argentina in the event of any material deviation from the last approved Business Plan (the “Annual Budget”); (iii) general policy of compensation of the employees of Telecom Argentina and Telecom Personal;

Furthermore, the marketing plans of any business unit of Telecom Argentina and Telecom Personal and  bids to be presented in “licitaciones públicas”, exceeding Argentinean Pesos $ 5 million, will be submitted to the Consejo de Dirección in order to determine that the same do not violate the Antitrust Law.”

Quarterly, the commercial offers to customers launched by Telecom Argentina and Telecom Personal during the prior 3-month period will be submitted to the Consejo de Dirección in order to assess if the same comply with the Antitrust Law.

The appointment of the officer of Telecom Argentina and Telecom Personal responsible for Marketing and the officer responsible for the “Telefonia Fija” business unit of Telecom Argentina shall be submitted for approval to the Consejo de Dirección of Telecom Argentina. The officer of Telecom Argentina and Telecom Personal responsible for Marketing and the officer of Telecom Argentina responsible for the “Telefonia Fija” business unit shall be a person who, in the preceding 36 (thirty-six) months, did not serve as board member or officer of any company established in Argentina which is directly or indirectly controlled by  Telefónica S.A.

In the event that the Consejo de Dirección of Telecom Argentina cannot adopt a resolution on any of the matters which shall be submitted to its approval because two of its members consider, at their discretion, that there are issues that violate the Argentinean Law 25.156 (Ley de Defensa de la Competencia), such members shall inform the CNDC of such circumstance with groundful reasons.”

The Parties hereby agree to include a new Section 3.4.9 which shall read as follows:

“The rules and functions of the Regulatory Compliance Committee and the Consejo de Dirección of Telecom Argentina under this Agreement shall not be modified unless with the prior approval of the CNDC.

SECTION 4.     Amendment to Section 13.2. The Parties hereby agree to amend numeral (a) of Section 13.2 of the 2010 Amended and Restated Shareholders’ Agreement which is hereby amended by deleting such numeral (a) of Section 13.2 in its entirety and replacing such numeral (a) with the following:

(a)	“Company Board of Directors: six (6) members, of which four (4), together with their alternates, shall be nominated by TI and two (2), together with their alternates, shall be nominated by LOS W.

Notwithstanding the preceding paragraph, during the time LOS  W holds a participation in the Company corresponding to 42% of the Company’s share capital, the Company Board of Directors shall be composed as follows: nine (9) members, of which four (4), together with their alternates, shall be nominated by LOS W and five (5), together with their alternates, shall be nominated by TI. Two (2) of the members nominated by TI and one (1) of the members nominated by LOS W, as well as their respective alternates, shall qualify as independent directors, in both cases, pursuant to NYSE Rules.”

SECTION 5.      Effect. On and after the Amendment Effective Date, each reference in the 2010 Amended and Restated Shareholders’ Agreement, to “this Agreement”, “hereunder”, “hereof”, “herein” or words of like import referring to the 2010 Amended and Restated Shareholders’ Agreement, shall mean and be a reference to the 2010 Amended and Restated Shareholders’ Agreement as amended by this Amendment Agreement. Except as specifically amended or integrated by this Amendment Agreement, the 2010 Amended and Restated Shareholders’ Agreement shall remain unaltered and in full force and effect and is hereby ratified and confirmed by the Parties.

SECTION 6.     Effectiveness. This Amendment Agreement shall only come into full force and effect in the event all of the following conditions precedent (the “Conditions Precedent”) have been satisfied on or prior to December 15, 2011 (the “Reference Date”), unless any or all of the Conditions Precedent are waived in writing by TI and TII in their respective sole and absolute discretion (the date this Amendment Agreement is deemed in full force and effect, the “Amendment Effective Date”):

(i) the Closing (as defined in the Share Purchase Agreement as defined below) shall have been consummated in accordance with that certain Share Purchase Agreement executed among certain of the Parties and dated as of August 5, 2010 for the transfer of 8% of the shares of Sofora Telecomunicaciones S.A. to TII (as amended, restated, supplemented or otherwise modified from time to time, the “Share Purchase Agreement”); and

(ii) the registration of TII and TI, in the stock ledger of the Company in accordance with Argentine applicable Law, as the owners, directly or indirectly, of an aggregate number of shares of the Company corresponding to not less than 58% of the Company’s outstanding voting share capital, free and clear of any Lien (as such term is defined in the Share Purchase Agreement), together with any associated rights.

In the event the Amendment Effective Date does not occur on or prior to the Reference Date, this Amendment Agreement shall automatically and without the taking of any action by any Party be null and void.

This Amendment Agreement shall be automatically and without the taking of any action by any Party be terminated and null and void upon termination of the Compromiso or otherwise if such Compromiso is no longer in force or effect. Upon such termination, the amendments contemplated herein shall cease to have any force or effect, and the 2010 Amended and Restated Shareholders’ Agreement (as amended, restated, supplemented or otherwise modified from time to time, but without giving effect to the amendments contemplated herein) shall govern the relation between the Parties for the subject matters contemplated in the 2010 Amended and Restated Shareholders’ Agreement.

            SECTION 7.    Governing Law. Jurisdiction. For the purposes of this Amendment Agreement the Parties agree that Sections 19 and 20 of the 2010 Amended and Restated Shareholders’ Agreement (as amended hereby) shall apply and are hereby incorporated by reference as if stated herein, mutatis mutandis.

[Remainder of page left blank intentionally.]

TELECOM ITALIA S.P.A

By:
Duly authorized representative
Date:

TELECOM ITALIA INTERNATIONAL N.V.

By:
Duly authorized representative
Date:

W DE ARGENTINA – INVERSIONES S.L.

By:
Duly authorized representative
Date:

LOS W S.A.

By:
Duly authorized representative
Date:

WAI INVESTMENT I LLC

By:
Duly authorized representative
Date:

WAI INVESTMENT II LLC

By:
Duly authorized representative
Date:

DARIO WERTHEIN

By:
Duly authorized representative
Date:

ADRIAN WERTHEIN

By:
Duly authorized representative
Date:

GERARDO WERTHEIN

By:
Duly authorized representative
Date:

DANIEL WERTHEIN

By:
Duly authorized representative
Date:

EXHIBIT 1
COPY OF THE COMPROMISO

EXHIBIT 5

PRESS RELEASE

TELECOM ITALIA FINALIZES AGREEMENT TO RAISE TELECOM ARGENTINA STAKE

Rome, 14 October 2010

Telecom Italia announces the formalization yesterday of an agreement to increase its stake in Sofora Telecomunicaciones S.A. – the holding company which controls Telecom Argentina – from 50% to 58% of the company’s capital.

Antitrust and TLC Regulatory authorities, on the basis of provisions stipulated in an agreement reached on the 5th of August 2010 between Telecom Italia and its Argentine partner, Werthein - described in a press release distributed on that date – have approved the transaction that will allow Telecom Italia to acquire a majority stake in Sofora and, consequently, control of Telecom Argentina.

The increase in the Sofora stake does not call for any cash disbursement by Telecom Italia and will allow the Group to consolidate “line by line” the economic results of Sofora/Telecom Argentina starting from the Fourth Quarter 2010.

In accordance with IAS/IFRS (IFRS 3 revised) accounting principles, the agreement will have a positive one-off effect on the bottom line of the Telecom Italia’s Fourth Quarter 2010 Consolidated Profit and Loss Statement of around 250 million euro arising from the recalculation at Fair Market Value, as of the date of acquiring control, of the Sofora stake previously held. The transaction will not have an impact on the accounts of Telecom Italia S.p.A.

The Telecom Argentina Group reported in the first six months of 2010, revenues for around 1.3 billion euro with an EBITDA of approximately 400 million euro (unaudited data, reclassified according to IAS/IFRS, exchange rate is ARS/EUR 5.13).

The net financial position of the Argentine companies at 30 June was approximately 120 million euro.

Approval by national authorities comes after a lengthy and thorough examination of the regulatory background and of effects on the competitive environment, as well as commitments undertaken by both parties guaranteeing the complete separation of Telefonica and Telecom Italia as regards their activities in Argentina. Measures have been agreed upon to ensure there will be no influence or participation on the part of Telefonica in any Telecom Italia decision-making process concerning its Argentinean subsidiaries. Further, restrictions have been introduced regarding commercial and operational relations between the two Groups within the Argentinean market.

Among the most important measures, the prohibition that Telefonica and its representatives not participate in or exercise the vote in corporate board meetings of Telco, Telecom Italia and its subsidiaries when subjects related to TLC activities in the Argentinean market are addressed. In addition, Telefonica cannot participate in the designation of administrators or directors of Telecom Italia subsidiaries in Argentina.

Finally, the agreement gives Telecom Italia full control over the management of Telecom Argentina through the appointment of the President and the Chief Executive Officer. W Group will assume responsibility for verifying full respect of the accords regarding Telecom Argentina through an independent Regulatory Compliance Committee constituted for this purpose.

As a consequence of yesterday’s transaction, Telecom Italia will relinquish its call options relating to the purchase of Sofora shares.

The Telecom Argentina Group is one of the largest telecommunications operators in Argentina and provides fixed-link public, local, national and international long distance services, cellular, Internet and data transmission services.

The Telecom Argentina Group carries out its main activities through Telecom Argentina S.A. (fixed telephony, data transmission and internet) or its subsidiaries: Telecom Personal S.A. (cellular), Nucleo S.A. (cellular in Paraguay).

Telecom Argentina S.A. is listed on the Buenos Aires (Bloomberg ticker: TECO2) and New York (Bloomberg ticker: TEO) stock exchange.

As of June 30, 2010 the Group had approximately 15.3 million mobile customers, an increase of over 13% compared to June 2009, and approximately 4.1 million wireline customers. Broadband clients at the date were approximately 1.3 million, up 15% compared to the same period of the previous year.

Telecom Italia
Press Office
+39 06 3688 2610

http://www.telecomitalia.it/media

Telecom Italia
Investor Relations
+39 06 3688 3113

http://www.telecomitalia.it/investorrelations

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of TI, TII, Sofora and Nortel, are set forth below.  If no business address is given the director’s or officer’s business address is the address of the company with which such person is associated.

Telecom Italia S.p.A.

Name and Business Address	Present Principal Occupation Including Name and Address1 of Employer
Directors
Gabriele GALATERI DI GENOLA – Piazza degli Affari 2, 20123 Milan, Italy	Chairman of the Board of Directors – Telecom Italia S.p.A. – Piazza degli Affari 2, 20123 Milan, Italy
Franco BERNABE’ – Piazza degli Affari 2, 20123 Milan, Italy	Chief Executive Officer – Telecom Italia S.p.A. - Piazza degli Affari 2, 20123 Milan, Italy
Cesar Izuel ALIERTA – Piazza degli Affari 2, 20123 Milan, Italy	Chairman and Executive Chairman of the Board of Directors – Telefonica S.A. - Distrito C Edificio Central 1 floor - Ronda de la Comunication S/N – 28050 Madrid, Spain
Paolo BARATTA – Piazza degli Affari 2, 20123 Milan, Italy	Director – Telecom Italia S.p.A. - Piazza degli Affari 2, 20123 Milan, Italy
Tarak BEN AMMAR – Piazza degli Affari 2, 20123 Milan, Italy	Chairman of the Board of Directors – Quinta Communications S.A. - Avenue Hoche, 16 – Paris 75008, France
Roland BERGER – Piazza degli Affari 2, 20123 Milan, Italy	Chairman of the Board of Directors - Roland Berger Strategy Consultants - Mies-van-der-Rohe-Str. 6 80807 Munich, Germany
Elio CATANIA – Piazza degli Affari 2, 20123 Milan, Italy	Chairman of the Board of Directors and Managing Director of ATM Group (Milan Transport Company) -Foro Buonaparte, 61 – 20121 Milan, Italy
Jean Paul FITOUSSI – Piazza degli Affari 2, 20123 Milan, Italy	Professor of Economics at the Institut d’Études Politiques in Paris – 69 quai d’Orsay, 75007 – Paris, France
Berardino LIBONATI – Piazza degli Affari 2, 20123 Milan, Italy	Chairman of the Board of Directors – Telecom Italia Media S.p.A. – Via della Pineta Sacchetti, 229 – 00168 Rome, Italy
Julio LINARES LOPEZ – Piazza degli Affari 2, 20123 Milan, Italy	Chief Operating Officer – Telefonica S.A. Distrito C Edificio Central 1 floor - Ronda de la Comunication S/N – 28050 Madrid, Spain
Gaetano MICCICHE’ – Piazza degli Affari 2, 20123 Milan, Italy	General Manager - Intesa San Paolo S.p.A. – Piazza San Carlo 156 , 10121, Turin, Italy
Aldo MINUCCI – Piazza degli Affari 2, 20123 Milan, Italy	Deputy General Manager – Assicurazioni Generali S.p.A., Piazza Duca degli Abruzzi 2, 34132, Trieste, Italy

Renato PAGLIARO – Piazza degli Affari 2, 20123 Milan, Italy	Chairman of the Board of Directors – Mediobanca S.p.A. – Piazzetta Cuccia, 1 – 20121 Milan, Italy
Mauro SENTINELLI – Piazza degli Affari 2, 20123 Milan, Italy	Director – Telecom Italia S.p.A.- Piazza degli Affari 2, 20123 Milan, Italy

Name and Business Address	Present Principal Occupation Including Name and Address4 of Employer
Executive Officers (Who Are Not Directors)
Oscare CICCHETTI – Piazza degli Affari 2, 20123 Milan, Italy	Head of Technology & Operations – Telecom Italia S.p.A. - Piazza degli Affari 2, 20123 Milan, Italy
Stefano CIURLI - Piazza degli Affari 2, 20123 Milan, Italy	Head of Purchasing – Telecom Italia S.p.A.- Piazza degli Affari 2, 20123 Milan, Italy
Antonino CUSIMANO – Piazza degli Affari 2, 20123 Milan, Italy	Head of Corporate Legal Affairs, a.i. Head of Legal Affairs and General Counsel– Telecom Italia S.p.A.
Luca LUCIANI - Avenida das Américas, 3.434 - 7º andar, 22640-102 Rio de Janeiro, RJ, Brazil	Diretor Presidente of Tim Brasil and of TIM Participaçoes S.A.
Andrea MANGONI – Piazza degli Affari 2, 20123 Milan, Italy	Chief Financial Officer and Head of International Business –Telecom Italia S.p.A.- Piazza degli Affari 2, 20123 Milan, Italy
Antonio MIGLIARDI – Piazza degli Affari 2, 20123 Milan, Italy	Head of Human Resources and Organization – Telecom Italia S.p.A.- Piazza degli Affari 2, 20123 Milan, Italy
Marco PATUANO – Piazza degli Affari 2, 20123 Milan, Italy	Head of Domestic Market Operations – Telecom Italia S.p.A.- Piazza degli Affari 2, 20123 Milan, Italy

Telecom Italia International N.V.

Name and Business Address	Present Principal Occupation Including Name and Address1 of Employer
Directors
Andrea MANGONI (Chairman) – Piazza degli Affari 2, 20123 Milan, Italy	Chief Financial Officer and Head of International Business –Telecom Italia S.p.A.
Francesco Saverio LOBIANCO (Chief Executive Officer) – 1627 Strawinskylaan, 1077 XX Amsterdam, The Netherlands	Chief Executive Officer – Telecom Italia International N.V.
Francesco Saverio BRUNO – Piazza degli Affari 2, 20123 Milan, Italy	Manager – Telecom Italia S.p.A.
Stefano CIURLI – Piazza degli Affari 2, 20123 Milan, Italy	Head of Purchasing – Telecom Italia S.p.A.
Roberto MORO – Piazza degli Affari 2, 20123 Milan, Italy	Director Taxation - Telecom Italia S.p.A.
Marco PATUANO – Piazza degli Affari 2, 20123 Milan, Italy	Head of Domestic Market Operations – Telecom Italia S.p.A.
Nicola VERDICCHIO– Piazza degli Affari 2, 20123 Milan, Italy	Head of International Legal Affairs – Telecom Italia S.p.A.

Name and Business Address	Present Principal Occupation Including Name and Address1 of Employer
Executive Officers (Who Are Not Directors)
Andrea LILLO – 1627 Strawinskylaan, 1077 XX Amsterdam, The Netherlands	Chief Financial Officer – Telecom Italia International N.V.

Sofora Telecomunicaciones S.A.

Name and Business Address	Present Principal Occupation Including Name and Address1 of Employer
Directors

4 Same address as director’ or officer’s business address except where indicated.

Franco LIVINI - Av. Eduardo Madero N° 900, piso 26°, Buenos Aires Argentina.	Chairman of the Board of Directors – Sofora Telecomunicaciones S.A. and Nortel Inversora S.A.
Adrián WERTHEIN - Av. Eduardo Madero N° 900, piso 10°, Buenos Aires Argentina	Vice Chairman of the Board of Directors – Sofora Telecomunicaciones S.A.
Patrizio GRAZIANI - Av. Eduardo Madero N° 900, piso 26°, Buenos Aires Argentina.	Director – Sofora Telecomunicaciones S.A. Assistant of Chief Executive Officer – Telecom Italia S.p.A.
Francesco Saverio BRUNO - Av. Eduardo Madero N° 900, piso 26°, Buenos Aires Argentina.	Director – Sofora Telecomunicaciones S.A. International Support - International Business– Telecom Italia S.p.A.
Gerardo WERTHEIN - Av. Eduardo Madero N° 900, piso 10°, Buenos Aires Argentina.	Director – Sofora Telecomunicaciones S.A.
Darío WERTHEIN - Av. Eduardo Madero N° 900, piso 10°, Buenos Aires Argentina.	Director – Sofora Telecomunicaciones S.A.
Aldo Raúl BRUZONI - Av. del Libertador N° 3602, piso 6°, Buenos Aires Argentina.	Independent Senior Consultant.
Enrique Alberto ANTONINI San Martín 299, piso 13°, Buenos Aires Argentina.	Director – Alto Palermo S.A. (APSA)
Ricardo Alberto FERREIRO, Callao 2073, 2° piso, Buenos Aires Argentina.	Director – Sofora Telecomunicaciones S.A.

Name and Business Address	Present Principal Occupation Including Name and Address1 of Employer
Executive Officers (Who Are Not Directors)

Nortel Inversora S.A.

Name and Business Address	Present Principal Occupation Including Name and Address1 of Employer
Directors
Franco LIVINI - Av. Eduardo Madero N° 900, piso 26°, Buenos Aires Argentina.	Chairman of the Board of Directors – Sofora Telecomunicaciones S.A. and Nortel Inversora S.A.
Ricardo Alberto FERREIRO, Callao 2073, 2° piso, Buenos Aires Argentina.	Vice - Chairman of the Board of Directors – Nortel Inversora S.A.
Eduardo Federico BAUER, Av. Eduardo Madero N° 900, piso 10°, Buenos Aires, Argentina.	Director – Nortel Inversora S.A.
Enrique LLERENA - Lavalle 1118, piso 6, Buenos Aires, Argentina	Professor of “Commercial Societies” UCA University , Buenos Aires Argentina
Claudio Néstor MEDONE - Gascón 450, Buenos Aires, Argentina.	Head of Legal Affairs – Hospital Italiano, Buenos Aires Argentina.
Javier ERRECONDO - Bouchard 680, piso14, Buenos Aires, Argentina.	Founding Parter of law firm Errecondo, Salaverri, Dellatorre, Gonzalez & Burgio – Bouchard 680 piso 14, C1106ABH, Buenos Aires Argentina.

Name and Business Address	Present Principal Occupation Including Name and Address1 of Employer
Executive Officers (Who Are Not Directors)
Gustavo POZZI, Alicia Moreau de Justo 50, piso 11, Buenos Aires , Argentina	General Manager – Nortel Inversora S.A.

1 Same address as director’ or officer’s business address except where indicated.